Triumph Group, Inc.
Annual Report 2011


11007690

Designed to be Different



Built to **Perform**

TRIUMPH. ONE NAME. MANY SOLUTIONS.

With the acquisition of Vought Aircraft Industries in June 2010, Triumph joined the ranks of the aerospace industry's Tier One Capable suppliers. Fiscal 2011 was a year of integration, discovery and growth.

- Triumph achieved its best financial results ever in fiscal 2011. Revenues increased 124% and income from continuing operations grew 79% over fiscal 2010.
- While the Vought acquisition accounted for much of this increase, Triumph's three business segments reported healthy year-over-year organic growth in revenue and operating margin.
- Triumph generated over $277 million in cash flow from operations before pension contributions of $135 million – further evidence of quality earnings and continued effective working capital management.
- The integration of Triumph Aerostructures-Vought Aircraft Division is on target to produce approximately $18 million in annual cost savings over 12 to 18 months, and at least $50 million per year after three years.
- Triumph participates at all levels of the aerospace supply chain – from simple parts and components to complex assemblies and fully operational aerostructures.
- Triumph's continuing challenge is to leverage our people, products and performance to reveal new ways to serve our customers better and meet their emerging needs.

Major Markets
as of March 31, 2011


48% Commercial Aerospace
37% Military
11% Business Jets
3% Non-Aviation
1% Regional Jets

Top Ten Platforms
as of March 31, 2011
(based on backlog)

1. Boeing 747-8
2. Gulfstream G450, G550
3. Boeing 777
4. V-22 Osprey
5. Boeing 737 NG
6. UH-60 Black Hawk
7. C-130
8. Boeing 787
9. C-17
10. Boeing 767

About Triumph

Triumph Group, Inc., headquartered in Berwyn, Pennsylvania, designs, engineers, manufactures, repairs and overhauls a broad portfolio of aerostructures, aircraft components, accessories, subassemblies and systems – providing integrated solutions for the global aerospace market. The company serves a broad, worldwide spectrum of the aviation industry, including original equipment manufacturers of commercial, regional, business and military aircraft and aircraft components, as well as commercial and regional airlines and air cargo carriers.

Triumph is comprised of 44 highly specialized manufacturing companies, operating at 63 locations worldwide. The company is organized into three groups: Aerostructures, Aerospace Systems and Aftermarket Services.

Triumph's mission is to be the premier aerospace and defense company recognized by customers as their supplier of choice for the aerospace assemblies, subassemblies and components Triumph provides. To achieve its goals, Triumph protects the integrity of the individual Triumph companies while offering each company the advantage of being part of a larger entity. This operating philosophy provides flexibility to capitalize on the changing market environment and deliver superior customer satisfaction.


Integrity
Innovation
Quality and Service
Flawless Execution
Commitment
Customers
Employees
Investors
Suppliers
Community

All companies share the Triumph name and a common dedication to the core values of Integrity, Innovation, Quality and Service, Flawless Execution, and Commitment. In fiscal 2011, Triumph implemented "Striving for Excellence," a company-wide program to communicate and reinforce these values among all employees.

Financial Highlights

(Dollars in thousands, except per share data)

Results for Year

	March 11	March 10	March 09
Sales	**$2,905,348**	**$1,294,780**	**$1,240,378**
Income from Continuing Operations	$ 152,411	$ 85,288	$ 92,741
% of Sales	5%	7%	7%
Income Tax Expense	82,066	41,167	43,124
Interest Expense & Other	79,559	28,826	16,049
Operating Income	$ 314,036**	$ 155,281	$ 151,914
% of Sales	11%	12%	12%
Amortization of Acquired Contract Liabilities	(29,214)	—	—
Depreciation & Amortization	99,657	54,418	48,611
Earnings before Interest, Taxes, Depreciation & Amortization*	$ 384,479	$ 209,699	$ 200,525
% of Sales	13%	16%	16%
Net Income	**$ 149,899****	**$ 67,762**	**$ 87,996**
% of Sales	5%	5%	7%
Earnings per Share – Diluted:			
Income from Continuing Operations	$ 6.42**	$ 5.12	$ 5.59
Loss from Discontinued Operations	(0.11)	(1.05)	(0.29)
Net Income	**$ 6.31**	**$ 4.07**	**$ 5.30**
Weighted Shares – Diluted (in thousands)	23,744	16,666	16,584
Capital Expenditures	$ 90,025	$ 31,665	$ 45,421
Year-End Position			
Working Capital	$ 277,309	$ 487,411	$ 372,159
Current Ratio	1.3	2.7	2.2
Property & Equipment at cost	$1,056,711	$ 585,688	$ 553,592
Property & Equipment, net	$ 734,879	$ 328,694	$ 332,467
Debt	$1,312,004	$ 505,780	$ 459,396
Cash	39,328	157,218	14,478
Net Debt	$1,272,676	$ 348,562	$ 444,918
Stockholders' Equity	1,632,217	860,686	788,563
Capital	$2,904,893	$1,209,248	$1,233,481
Net Debt to Capital Ratio	44%	29%	36%
Book Value per Common Share	$ 67.29	$ 51.62	$ 47.53
Employees	12,097	5,991	6,131
Sales per Employee	$ 240	$ 216	$ 202

* Management believes that earnings before interest, taxes, depreciation and amortization ("EBITDA") provides useful information with respect to our overall operating performance, debt service capacity and ability to fund capital expenditures.

** Includes $20.9 million of acquisition and integration expenses associated with the acquisition of Vought ($15.7 million after tax or $0.66 per diluted share).



Sales
1,240
1,295
2,905
Cash Flow from Operations*
135
170
277
EBITDA
201
210
384
Backlog
1,323
1,309
3,780
09
10
11

* Cash Flow from Operations in 2011 was $277 million before pension contributions of $135 million.

Fellow Stockholders:



RICHARD C. ILL
Chairman and Chief Executive Officer

IN FISCAL 2011, Triumph completed our largest acquisition ever while achieving the best financial results in our history. We began redefining what it means to be a Tier One company in our industry. And we were rewarded for our efforts with a significant increase in shareholder value.

Fiscal 2011 was a very good year for Triumph, and we are extremely proud of the results we achieved.

In March 2010 we announced that Triumph would acquire Vought Aircraft Industries – a move which more than doubled our revenues and catapulted Triumph into the ranks of the aerospace industry's top-tier suppliers. For Triumph, the acquisition was the logical extension of a business strategy which has remained constant since our company was founded in its present form in 1993. Our strategy:

- To continually add products and services,
- To expand operating capacity,
- To acquire aggressively,
- To market our complete portfolio of capabilities, and
- To expand our international presence.

While the acquisition was ambitious in its size and scope, it was actually no different than previous acquisitions which filled gaps in Triumph's capabilities, allowing us to meet a broader range of our customers' needs. However, the acquisition was transformative in that it now allows Triumph to compete selectively at a higher level and provides new opportunities to integrate the full array of Triumph products, capabilities and services as never before.

Triumph is now able to apply our innovative, entrepreneurial management philosophy – with its dual emphasis on individual performance and the success of Triumph as a whole – at all levels of the aerospace supply chain. Today Triumph manufactures what we believe is the broadest line of products in our industry, and has the ability to integrate them in new and innovative ways to meet our customers' emerging needs. It's a unique capability no competitor can match.

Triumph is Designed to be Different. Triumph is Built to Perform.

Entrepreneurial work culture

Triumph's decentralized organization and work culture place financial responsibility and accountability with each of our individual companies. Triumph companies have the flexibility to move quickly to take advantage of opportunities they identify – without bureaucratic interference and delay. However, while Triumph managers and employees enjoy a high degree of autonomy, along with all the benefits of being part of a large, publicly-held corporation, we expect superior performance in return.

Our 44 Triumph companies are now organized into three business groups.

- The Aerostructures group designs, manufactures, assembles and integrates aerostructures and structural components made of metals and composite materials, including aircraft wings, fuselage sections, tail assemblies, engine nacelles, and flight control surfaces, as well as helicopter cabins.
- The Aerospace Systems group designs, engineers, manufactures and services advanced aerospace control systems, including geared products, electro-mechanical and hydraulic systems, actuation systems, thermal controls and non-structural cockpit components.
- The Aftermarket Services group provides third-party Maintenance, Repair, and Overhaul (MRO) services, as well as replacement parts and inventory management services, for the global commercial and military aviation industry, principally airlines and air cargo carriers.

"...TRIUMPH MANUFACTURES WHAT WE BELIEVE IS THE BROADEST LINE OF PRODUCTS IN OUR INDUSTRY, AND HAS THE ABILITY TO INTEGRATE THEM IN NEW AND INNOVATIVE WAYS TO MEET OUR CUSTOMERS' EMERGING NEEDS."

"OUR SINGULAR ABILITY TO INTEGRATE A BROAD RANGE OF PRODUCTS AND CAPABILITIES UNDER THE TRIUMPH BANNER IS A KEY COMPETITIVE ADVANTAGE THAT WILL BECOME A MAJOR SOURCE OF GROWTH..."

Triumph's work culture is very different from the large, centralized organizations typical of most other large corporations. Triumph imposes a degree of cost discipline that is unusual for a company of our size. We believe our emphasis on prudent management is absolutely essential in an industry that is highly competitive and which demands maximum value from all suppliers.

At Triumph we place great emphasis on individual accountability and attention to detail. Employees are encouraged to consider the impact of every action on Triumph's broad mission and values and to make decisions based on the best interests of our customers and stockholders. We know that what's best for our customers and stockholders will ultimately benefit our company and our employees.

Integration opportunities

The integration of Triumph Aerostructures-Vought Aircraft Division creates a continuing stream of performance improvement opportunities from which all Triumph companies will benefit for many years. Already we've identified approximately $18 million in annual cost savings to be realized over the first 12 to 18 months, and we're on track to achieve at least $50 million annual savings after three years. These savings will be achieved through the elimination of duplicate and redundant corporate functions and support services and, to a larger extent, rationalization of our supply chain.

However, the long-term value of the integration is not measured in cost cutting, but in the synergies possible among all our Triumph companies. Triumph is nimble, flexible and responsive to whatever our customers' needs may be.

One name. Many solutions.

Triumph offers our customers a breadth of products and capabilities unmatched in the aerospace industry. Triumph companies have always worked together to fabricate integrated components and assemblies which no individual company could produce on its own. Now we have the capability to produce complete, fully integrated aerostructures – with controls and other systems provided by as many Triumph companies as required.

This capability will evolve over time as we explore the most effective and efficient ways for our companies to work together. For example, some of the work now subcontracted by our aerostructures companies may ultimately be performed by other Triumph companies, including our new production facility in Mexico. As always, our decisions will be guided by competitiveness, cost effectiveness, and the needs of our customers. We will avoid any disruption to existing relationships where there is a clear cost or quality advantage.

Our singular ability to integrate a broad range of products and capabilities under the Triumph banner is a key competitive advantage that will become a major source of growth as we gain experience in meeting a wider range of our customers' emerging needs.

For example, there are clear benefits in producing fully operational aerostructures with all the control systems in place, ready to attach to the fuselage. These benefits include economies of scale, reduced assembly time, and the efficiency of working with a single supplier throughout a structure's entire life cycle. However, this will require our customers to consolidate and coordinate an array of disparate product specifications within a single contract.

Triumph will work closely with customers to create the multidisciplinary approaches to procurement that will help them take advantage of our emerging capabilities. Now that we can produce large aerostructures, our companies can support customers at any and all levels of the aerospace supply chain. When it's profitable, Triumph is Tier One Capable. Alternatively, we may participate as a Tier Two or Tier Three supplier as required.

Broad industry footprint

Triumph's operations touch virtually all major players and all current and future aviation platforms. Both our revenues and backlog reflect a diversified mix of business in the commercial, military and business jet markets, as well as a healthy balance between fixed wing aircraft and rotorcraft.

Triumph is actively involved in emerging technologies and platforms in all our markets. Recent awards include Triumph's selection to provide a range of structures, control systems, floor panels, interiors and insulation blankets for Boeing's KC-46A tanker for the U.S. Air Force.

Triumph was also selected to design and manufacture the wings for Bombardier's Global 7000 and Global 8000 business jets. This new generation of business jets is designed for maximum range and comfort, and will be able to fly non-stop from New York to most business centers in Asia. The extended range is made possible in part by an all-new high-speed transonic wing which will optimize aerodynamic efficiency – to be designed and manufactured by Triumph.



<<<
Triumph was selected by Bombardier Aerospace to design and build the wing for its Global 7000/8000 Series long-range business jet.

"THERE IS NO DOUBT THAT TRIUMPH OWES ITS SUCCESS TO THE KNOWLEDGE, THE SKILL AND THE ENTERPRISE OF OUR EMPLOYEES AND MANAGERS..."

Triumph continuously analyzes the emerging capabilities and technologies required by our customers, and matches them with those of our Triumph companies. Where we identify significant strategic gaps that are critical to our customers, we will address them. Triumph will continue to strive for excellence in everything we do.

Positioned for profit

In fiscal 2011 Triumph achieved its best financial year ever, despite the challenges of consolidation and a difficult economic environment. We are most proud of the year-over-year organic revenue growth achieved in every one of our business segments. We owe this success to the conservative management practices which have been Triumph hallmarks from the very beginning.

We are careful to emphasize to all our customers that Triumph is now a Tier One *Capable* company. This means we will continue to balance carefully the potential risks of all our customer partnerships with the likely rewards – accepting only those ventures which are likely to produce a fair return to our shareholders. Return on investment is our primary guide in determining where and at what level of the supply chain we will participate.

The managers of all our Triumph companies understand the importance of prudent financial management. Their vigilance in fiscal 2011 produced $277 million in free cash flow before pension contributions – contributing to both our financial strength and our flexibility to address unforeseen challenges and opportunities.

During fiscal 2011, we reduced a net unfunded pension liability acquired in the Vought transaction from $635 million to $363 million at year end through a combination of cash contributions to the plan, exceptional asset returns, plan amendments and reduced costs.

Most important, however, is the attention we've focused on our people. Fiscal 2011 has been a challenging year for all our people, who have demonstrated outstanding resilience and dedication in delivering truly excellent results. There is no doubt that Triumph owes its success to the knowledge, the skill and the enterprise of our employees and managers, and we will continue to develop that talent throughout our global family.

Looking ahead

Predicting the future has always been a perilous venture, and it's even more risky today. Uncertainty surrounds us. The global economy remains jittery and uncertain. Fuel prices continue to rise unabated, even as the global appetite for air transportation grows. Wars persist, even as the funds to pay for them grow scarce. Both commercial carriers and the military rely increasingly on aging fleets, even as the next generation of aircraft and rotorcraft moves from the drawing board into production.

At Triumph, we have taken the steps to ensure that our company will prosper, no matter what the future holds.

- We have created a new model for innovation and efficiency in our industry, able to utilize the knowledge, skills and resources of our companies to participate profitably at any and all levels of the aerospace supply chain.
- Our participation in next-generation commercial and military platforms positions Triumph at the leading edge of innovation.
- We will continue to develop or acquire new technologies in order to meet more of our customers' needs.
- Over the next 4 years, we intend to reduce our debt by $750 million. We will maintain the conservative management practices that provide Triumph with the financial strength and flexibility to control our destiny.
- We will continue to improve the execution of our plans, drive integration among our companies, and control costs.

In summary, we will remain committed to our unique business philosophy and our emphasis on individual performance and accountability among all our companies and employees.

Our strategy works. Triumph is Designed to be Different. Triumph is Built to Perform.

RICHARD C. ILL
Chairman and Chief Executive Officer

One name. Many solutions.

Triumph's 44 companies offer the ability to design, fabricate or overhaul virtually any type of part, component or assembly. This breadth of experience and capabilities makes Triumph unique among aerospace industry suppliers.

Simple to complex

Triumph participates at all levels of the aerospace supply chain – from single components to complex aerostructures and their contents.

Diverse services

Triumph services range from build-to-print using Triumph's state-of-the-art manufacturing technologies to a full range of research and development, engineering and testing capabilities.

Broad market participation

Triumph is experienced in all major aerospace markets – commercial, military, business jets, unmanned vehicles and rotorcraft.

Life cycle service

Triumph provides a full range of Maintenance, Repair and Overhaul services – providing total life cycle support to our customers.

Global reach and scope

Triumph companies are located throughout the world – positioning resources close to our customers for rapid response.

Single point of contact

Customers may utilize the services of a single Triumph company, or work with project teams comprising multiple companies to address complex requirements and solutions – all through a single point of contact.

Think big, act small

All companies enjoy the benefits be being part of a large, diversified, financially strong organization, yet individual companies have the flexibility and agility of smaller companies to act quickly to meet customer needs.



RESEARCH AND DEVELOPMENT
Triumph's research and development programs provide customers with access to advanced materials and production methods to improve performance, reduce weight and noise, minimize maintenance requirements, and increase efficiency.



DESIGN AND ENGINEERING
Triumph engineers provide design solutions utilizing a full complement of computer-aided design systems to transform ideas and concepts into finished products with maximum functionality and producibility.



TESTING LABORATORIES
Triumph maintains independent test facilities offering full life-cycle testing capabilities – with U.S. Air Force, U.S. Navy, and U.S. Federal Aviation Administration certification, as well as U.S. Department of Defense security clearances.

The new model for supply chain efficiency

With capabilities ranging from the design, engineering and manufacturing of individual parts to the integration of large aircraft structures – together with comprehensive

For illustrative purposes, this chart shows a representative sampling of the broad cross section of platforms in which Triumph companies participate by providing an array of capabilities and services.

A INTEGRATED STRUCTURES
B SYSTEMS AND CONTROLS
C STRUCTURES AND FABRICATIONS
D MAINTENANCE, REPAIR AND OVERHAUL
E DESIGN AND ENGINEERING
F RESEARCH AND DEVELOPMENT
G TESTING



COMMERCIAL
B C D E G
B737/C-40A/P-8A
B C D
A319/320
A B C D G
B747-8
A B C D
A330
B C D E G
B757
A B C D
A340
A B C D E G
B767/KC-46A
B C
A380
A B C D E
B777
B C D
CRJ Next Gen Series
B C D E
B787
B C D
DHC-8/Q Series
D
MD80
BUSINESS/REGIONAL
A B C D
G500/550
C-37A/C-37B
A B C D
G350/450
C-20/VC-20
A B C D
Citation X
A B C D
Hawker 125/700/750/800/
800XP/850/850XP/900 Series
A B C D E F
Global 5000/Express XRS/
7000/8000
B C D
Challenger Series

Maintenance, Repair and Overhaul services – Triumph has the flexibility to participate at any level of the aerospace supply chain.

Triumph has the ability to produce fully integrated aerostructures with complete control and power systems, ready to attach to adjacent airframe structures – as well as single parts and complex assemblies. For manufacturers seeking to increase supply chain efficiency and reduce assembly times, Triumph's unique ability to produce fully integrated structures is a distinct competitive advantage.


MILITARY
A B C D
C-17
A B C D
C-130
A B C
RQ-4B Global Hawk/MQ-4C
Broad Area Maritime Surveillance
B C F
F-16
B C G
F-35
B C D
E-2C/D


ROTORCRAFT
A B C D F G
CV-22/MV-22
B C
Agusta Westland 139
A B C D F G
UH-60L/MH-60M/UH-60S
B C
Bell 429
B C D F G
AH-64D
B
Eurocopter
EC-120/135/145/155/175
B C D F G
CH-47F
B C D
MD Helicopters
MD-369/500/600
B C D E F G
CH-53E/K

Aerostructures



Triumph designs, manufactures, assembles and integrates aerostructures and structural components made of metals and composite materials, including aircraft wings, fuselage sections, tail assemblies, engine nacelles, and flight control surfaces, as well as helicopter cabins.

What makes Triumph's Aerostructures group distinctive is the breadth of capabilities and services the companies offer its customers. While the Triumph Aerostructures-Vought Aircraft Division provides Tier One capability and facilities designed to manufacture large structures, Triumph's heritage aerostructures companies provide highly specialized services such as precision machining and metal forming, expertise in coatings and composites, and the capability to produce and assemble smaller but highly complex structural components.

The companies' combined research and development, design, engineering and testing capabilities are unsurpassed in the aerospace industry, and all companies can draw on that shared knowledge.

Triumph customers benefit because they can access Triumph's entire talent base through a single point of contact. Project teams are assembled with representatives of all participating companies, and work projects are assigned to facilities which can offer the greatest expertise and efficiency.

The result is a new breed of Tier One supplier – one with an entrepreneurial, opportunistic mindset, alert to emerging needs and commanding a vast array of resources to create innovative and cost effective customer solutions.

Market Outlook

The aerospace industry is entering a peak build cycle as a new generation of aircraft moves from design and testing into full production. While global economic difficulties depressed build rates in recent years, the slowdown appears to have bottomed out. Commercial carriers have right-sized their fleets and have exhausted spares. Ongoing military conflicts continue to consume significant assets, particularly rotorcraft and unmanned aerial vehicles.

In the future, the industry is likely to remain under cost pressure, as capital to invest in new platforms remains scarce. Aircraft manufacturers may choose to upgrade existing platforms as an alternative to starting altogether new programs, and will continue to seek opportunities for engineering improvements that reduce weight, fuel consumption, maintenance requirements and costs. Triumph is well positioned to benefit from all these trends.

PRECISION MACHINING
Triumph machines nearly any material used in the aerospace industry to produce components of all sizes, including wings, bulkheads, fuselages and landing gear components.



METAL FABRICATION
Capabilities range from monolithic one-piece structures to complex multi-part assemblies. Triumph companies offer the capability to fabricate nearly any type of metal, including aluminum, titanium, all classifications of steel, and inconel.



METAL FINISHING
Metal processing capabilities including all types of anodizes, primers and top coatings, with facilities able to accommodate part sizes in excess of 100 feet in length.



COMPOSITE SYSTEMS
Triumph engineers and scientists apply their technical expertise in the areas of chemistry, composites, resins, polymers, metals, paints and coatings in conjunction with a wide variety of materials and surfaces.



INTEGRATION AND ASSEMBLY
Triumph is able to produce and assemble fully integrated aerostructures such as wings – complete with electrical harnesses, hydraulic lines and power supplies – ready to attach to the fuselage.



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Fuselage panels for the Boeing 747-8 are assembled at the Triumph Aerostructures – Vought Commercial Division facilities in Grand Prairie, Texas. The site utilizes lean manufacturing practices to eliminate unnecessary work that does not produce value for the customer.

Triumph Aerostructures At a Glance

Major Markets
as of March 31, 2011

- 49% Commercial Aerospace
- 36% Military
- 13% Business Jets
- 1% Non-Aviation
- 1% Regional Jets

Locations

- Triumph Aerospace Systems – Wichita
- Triumph Aerostructures – Vought Aircraft Division
- Triumph Composite Systems
- Triumph Fabrications – Fort Worth
- Triumph Fabrications – Hot Springs
- Triumph Fabrications – San Diego
- Triumph Fabrications – Shelbyville
- Triumph Insulation Systems
- Triumph Processing
- Triumph Structures – East Texas
- Triumph Structures – Everett
- Triumph Structures – Kansas City
- Triumph Structures – Long Island
- Triumph Structures – Los Angeles
- Triumph Structures – Wichita

Aerospace Systems



Triumph designs, engineers, manufactures and services advanced aerospace control systems, including geared products, electromechanical and hydraulic systems, actuation systems, thermal controls and non-structural cockpit components.

Triumph's Aerospace Systems group has evolved into a technology- and engineering-driven enterprise, as aerospace control systems have grown more complex and highly specialized. While in the past there were clear distinctions characterizing geared, electromechanical, hydraulic and thermal control systems, today those distinctions are less pronounced and more integrated.

Increasingly, customer relationships are based on solutions – beginning with a comprehensive assessment of what the customer wants to accomplish. Triumph engineers design a customized, fully integrated solution, utilizing the most appropriate and cost effective technologies to achieve the objectives. Many are proprietary technologies that are unique to Triumph.

Once a solution is specified, Triumph manufactures the product utilizing its state-of-the-art production capabilities. Triumph has the flexibility to manufacture parts and assemblies ranging from a simple bracket to a complex gear train or control system. Most Aerospace Systems companies provide Maintenance, Repair and Overhaul (MRO) support for the products and systems they produce.

Market Outlook

The market for advanced control systems will continue to become even more sophisticated as systems are designed to meet tolerances that were unheard of only a few years ago. Triumph's breadth of experience in all types of geared, electromechanical, and thermal control systems will be a key competitive advantage – providing the objectivity required to select and specify the right solution to meet each customer's unique needs.

In addition, the desire of Original Equipment Manufacturers (OEMs) to drastically reduce assembly times will lead to greater collaboration between Triumph's Aerostructures and Aerospace Systems groups. Unlike competitors, Triumph has the capability to produce not only large aerostructures, but also the control systems which allow them to function. This ability to produce fully operational structures is an emerging competitive strength.

<<<
Triumph Gear Systems in Park City, Utah, and Macomb, Michigan, manufactures and assembles the main transmission for the Bell 429 helicopter as well as the design and engineering of the test equipment.

GEARED PRODUCTS
Capabilities range from simple gear cutting and grinding to complex gear trains and gear boxes and aircraft-mounted accessory drives. Triumph supports all major manufacturers of commercial and military fixed-wing aircraft and rotorcraft.



ELECTROMECHANICAL SYSTEMS
Triumph manufactures all types of motion control systems using electrical power – from simple actuations to complex flight control systems, specializing in electromechanical actuation, software and control, as well as the latest fly-by-wire technologies.



HYDRAULIC SYSTEMS
Triumph designs and manufactures complete hydraulic systems, subsystems and components for commercial and military applications – including high pressure hydraulic pumps, variable displacement motors, controls and transport elements.



CONTROLS AND CABLES
Triumph produces mechanical connections between controls and actuations, including push-pull, ball bearing low resistance, and backlash mechanical control system cables, as well as fuel, air and hydraulic temperature controls.



THERMAL CONTROLS
Triumph specializes in the design, development, manufacture, sales and service of thermal control products, ranging from insulation systems and blankets to acoustic noise reduction for airframes.



COCKPIT CONTROLS
Triumph designs and produces the control systems connecting critical flight control systems through mechanical means or software, including control wheels, landing gear and park brake levers, flap and spoiler selection controls, and steering tillers.



Triumph Aerospace Systems At a Glance

Major Markets
as of March 31, 2011

- 32% Commercial Aerospace
- 53% Military
- 4% Business Jets
- 7% Non-Aviation
- 4% Regional Jets

Locations

Triumph Actuation & Motion Control Systems – UK
Triumph Actuation Systems – Clemmons
Triumph Actuation Systems – Freeport
Triumph Actuation Systems – Connecticut
Triumph Actuation Systems – Valencia
Triumph Aerospace Systems – Newport News
Triumph Aerospace Systems – Seattle
Construction Brevetees d'Alfortville
Triumph Controls
Triumph Controls – Germany
Triumph Controls – UK
Triumph Fabrications – Phoenix
Triumph Fabrications – St. Louis
Triumph Gear Systems – Macomb
Triumph Gear Systems – Park City
Triumph Northwest
Triumph Thermal Systems

Aftermarket Services



Triumph provides third-party Maintenance, Repair, and Overhaul (MRO) services, as well as replacement parts and inventory management services, for the global commercial and military aviation industry, principally airlines and air cargo carriers.

Triumph's Aftermarket Services group achieved excellent results in fiscal 2011 as the Maintenance, Repair and Overhaul (MRO) market rebounded following a period of retrenchment caused by poor economic conditions. Both air carriers and the military have largely depleted their parts inventories and are no longer able to defer necessary maintenance and overhaul expenses. However, uncertainty remains as fuel prices remain unpredictable and carriers seek opportunities to reduce costs and maintain profitability. In this highly competitive marketplace, Triumph maintains important advantages.

By bundling its broad array of products and services, Triumph allows customers to reduce their supplier base and achieve increased efficiencies and economies of scale. This allows Triumph to grow its business by selling additional services to the existing customer base.

Increasingly, customers are asking Triumph to provide MRO management services for broad portfolios of products – including many serviced by Triumph companies and some serviced by others. This is a natural extension of Triumph's role as a trusted provider of comprehensive maintenance solutions.

Triumph's financial strength allows individual companies to invest in new capabilities to support fleet strategies, as well as customers' changing needs. Likewise, Triumph's global network of companies allows Triumph to locate inventory close to the customer for easy access. This point-of-use inventory reduces the logistics associated with transporting inventory, and provides a cost savings advantage to customers.

Market Outlook

The MRO marketplace is likely to remain extremely cost conscious as air carriers seek any and all opportunities to remain profitable. Ongoing consolidation within the airline industry poses a degree of risk, but more likely an even greater opportunity as customers seek diversified, financially strong business partners like Triumph to assume greater responsibility for their maintenance and repair operations.

In addition, popular aircraft like the Boeing 737 NG are coming off warranty and beginning their regular maintenance cycles. As a result of Triumph's capability to service this influx of new business, as well as continuing customer demands for reduced parts inventories and the limited potential for maintenance deferrals, the market for MRO services is likely to remain strong.

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Triumph's maintenance facility in Bangkok, Thailand, is allowing the company to capture its share of the Asian market by providing maintenance within the region so customers can avoid costly shipping fees. In addition to business from Asian-domiciled carriers, the facility is also providing service for U.S. carriers with routes in Asia.

APUs AND OEM ACCESSORIES
Triumph is a leading global provider of Auxiliary Power Unit (APU) repair and overhaul services, with certified state-of-the-art test facilities with full diagnostic capabilities. Lease and sales programs support short-term and long-term spares needs.



AIRFRAME STRUCTURES
Triumph specializes in the maintenance, repair and overhaul of fan reversers, nacelle structures, flight control surfaces and refurbishment services for aircraft interiors, with leading edge processes and technologies which increase reliability and durability.



ACCESSORIES/COMPONENTS
Triumph provides third party maintenance for hydraulic, hydro-mechanical, electro-mechanical and power drive systems, CSD/IDG, environmental systems, pneumatic accessories, fuel controls and main engine controls.



INSTRUMENTS
Triumph specializes in the repair, overhaul and exchange of a broad range of aircraft instruments and accessories, including electromechanical, analog/digital, electrical, pneumatic, gyroscopic, and fuel system, as well as TCAS antennas.



ROTABLES/SPARES
With facilities located throughout North America and Asia, Triumph is able to position rotable inventory at the point of use. Services include lease, exchange and sale of all major components serviced by Triumph.



Triumph Aftermarket Services At a Glance

Major Markets
as of March 31, 2011

- 75% Commercial Aerospace
- 12% Military
- 4% Business Jets
- 6% Non-Aviation
- 3% Regional Jets

Locations

- Triumph Accessory Services – Grand Prairie
- Triumph Accessory Services – Wellington
- Triumph Air Repair
- Triumph Airborne Structures
- Triumph Aviation Services – Asia
- Triumph Engines – Tempe
- Triumph Instruments – Burbank
- Triumph Instruments – Ft. Lauderdale
- Triumph Interiors

Company Directory


Triumph Locations

Triumph Accessory Services – Grand Prairie
Provides maintenance services for engine and airframe accessories including a variety of engine gearboxes, pneumatic starters, valves and drive units, hydraulic actuators, lube system pumps, fuel nozzles, fuel pumps and fuel controls.
Kevin Murphy, President
E-mail: kmurphy@triumphgroup.com
Phone: 972-641-4677
Grand Prairie, Texas

Triumph Accessory Services – Wellington
Provides maintenance services for aircraft heavy accessories and airborne electrical power generation devices, including constant speed drives, integrated drive generators, air cycle machines and electrical generators.
Jim Berberet, President
E-mail: jberberet@triumphgroup.com
Phone: 620-326-2235
Wellington, Kansas

Triumph Actuation & Motion Control Systems – UK
Designs and builds proprietary advanced control products for flight actuation and motor control applications in all-electric aircraft and unmanned aerial vehicles (UAVs).
Steve Ward, President
E-mail: sward@triumphgroup.com
Phone: 011 44 1244 550 0022
Buckley, United Kingdom

Triumph Actuation Systems – Clemmons
Triumph Actuation Systems – Freeport
Designs, manufactures and repairs complex hydraulic and hydromechanical aircraft components and systems, such as variable displacement pumps and motors, linear actuators and valves, and cargo door actuation systems.
Richard Reed, President
E-mail: rreed@triumphgroup.com
Phone: 336-766-9036
Clemmons, North Carolina
Phone: 516-378-0162
Freeport, New York

Triumph Actuation Systems – Connecticut
Designs, manufactures and repairs complex hydraulic, hydromechanical and mechanical components and systems, such as nose wheel steering motors, helicopter blade lag dampers, mechanical hold-open rods, coupling and latching devices, as well as mechanical and electromechanical actuation products.
Thomas Holzthum, President
E-mail: tholzthum@triumphgroup.com
Phone: 860-242-5568
Bloomfield, Connecticut
Phone: 860-739-4926
East Lyme, Connecticut
Phone: 203-748-0027
Bethel, Connecticut

Triumph Actuation Systems – Valencia
Designs, manufactures and repairs complex hydraulic and hydromechanical aircraft components and systems, such as accumulators, actuators, complex valve packages and landing gear retract actuators.
Bill Boyd, President
E-mail: bboyd@triumphgroup.com
Phone: 661-295-1015
Valencia, California

Triumph Aerospace Systems – Newport News
Offers a fully integrated range of capabilities, including systems engineering, conceptual engineering, mechanical design and analysis, prototype and limited-rate production, instrumentation assembly and testing services and complex structural composite design and manufacturing.
Bill Jacobson, President
E-mail: wjacobson@triumphgroup.com
Phone: 757-873-1344
Newport News, Virginia
Phone: 858-537-2020
San Diego, California
Phone: 256-544-4106
Huntsville, Alabama
Phone: 203-271-1536
Burlington, Connecticut

Triumph Aerospace Systems – Seattle
System engineering and integration for landing gear, hydraulic, deployment, cargo door and electromechanical type systems. Capabilities include design, analysis and testing to support these types of systems and components.
Don Fowler, President
E-mail: dfowler@triumphgroup.com
Phone: 425-636-9000
Redmond, Washington
Rochester, New York

Triumph Aerospace Systems – Wichita
Designs and manufactures aircraft windows, sheet metal assemblies (wing spars and leading edges), pilot/co-pilot control wheels, cockpit sunvisors, and structural composite parts for the aerospace industry.
Jim Lee, President
E-mail: jlee@triumphgroup.com
Phone: 800-379-6840
Wichita, Kansas

Triumph Aerostructures – Vought Aircraft Division
Designs and manufactures major airframe structures such as wings, fuselage subassemblies, empennages, nacelles and other components for prime manufacturers of aircraft.
Triumph Aerostructures – Vought Commercial Division
Ron Muckley, President
E-mail: rmuckley@triumphgroup.com
Triumph Aerostructures – Vought Integrated Programs Division
Jeff McRae, President
E-mail: jmcrae@triumphgroup.com
Phone: 972-946-2011
Dallas, Texas
Phone: 972-946-2011
Grand Prairie, Texas
Phone: 310-332-5469
Hawthorne, California
Phone: 478-454-4200
Milledgeville, Georgia
Phone: 615-361-2000
Nashville, Tennessee
Phone: 772-220-5301
Stuart, Florida

Triumph Airborne Structures
Repairs and overhauls fan reversers, nacelle components, flight control surfaces and other aerostructures.
Mike Abram, President
E-mail: mabram@triumphgroup.com
Phone: 501-262-1555
Hot Springs, Arkansas

Triumph Air Repair
Repairs and overhauls auxiliary power units (APUs) and related accessories; sells, leases and exchanges APUs, related components and other aircraft material.
Elizabeth Rakestraw, President
E-mail: erakestraw@triumphgroup.com
Phone: 602-437-1144
Phoenix, Arizona

Triumph Aviation Services – Asia
Repairs and overhauls complex aircraft operational components, such as auxiliary power units (APUs), nacelles, constant speed drives, fan reversers and related accessories.
Remy Maitam, President
E-mail: rmaitam@triumphgroup.com
Phone: 011 66 38 465 070
Chonburi, Thailand

Triumph Composite Systems
Manufactures interior non-structural composites for the aviation industry, including environmental control system ducting, floor panels, aisle stands and glareshields.
Tim Stevens, President
E-mail: tstevens@triumphgroup.com
Phone: 509-623-8400
Spokane, Washington

Construction Brevetees d'Alfortville
Manufactures mechanical ball bearing control assemblies for the aerospace, ground transportation, defense and marine industries.
Pierre Vauterin, President
E-mail: pvauterin@triumphgroup.com
Phone: 011 33 1 4375 2053
Alfortville, France

Triumph Controls
Designs and manufactures mechanical and electromechanical control systems.
Bill Bernardo, President
E-mail: bbernardo@triumphgroup.com
Phone: 215-699-4861
North Wales, Pennsylvania
Phone: 317-421-8760
Shelbyville, Indiana

Operational Vice Presidents

Mike Abram, Vice President	E-mail: mabram@triumphgroup.com
Mike Perhay, Vice President	E-mail: mperhay@triumphgroup.com
Dan Sims, Vice President	E-mail: dsims@triumphgroup.com
MaryLou Thomas, Vice President	E-mail: mthomas@triumphgroup.com
Tom Powers, Vice President, Group Controller	E-mail: tpowers@triumphgroup.com

Triumph Controls – Germany
Triumph Controls – UK
Produces and repairs cable control systems for ground, flight, engine management and cabin comfort features in aircraft.
Bill Bernardo, President
E-mail: bbernardo@triumphgroup.com
Phone: 011 49 205 69130
Heiligenhaus, Germany
Phone: 011 44 1268 522 861
Basildon, United Kingdom

Triumph Engines – Tempe
Designs, engineers, manufactures, repairs and overhauls aftermarket aerospace gas turbine engine components and provides repair services and aftermarket parts and services to aircraft operators, maintenance providers and third-party overhaul facilities.
Elizabeth Rakestraw, President
E-mail: erakestraw@triumphgroup.com
Phone: 602-438-8760
Tempe, Arizona

Triumph Fabrications – Fort Worth
Manufactures metallic/composite bonded components and assemblies.
Tony Johnson, President
E-mail: tjohnson@triumphgroup.com
Phone: 817-451-0620
Fort Worth, Texas

Triumph Fabrications – Hot Springs
Produces complex sheet metal parts and assemblies, titanium hot forming and performs chem-milling and other metal finishing processes.
Tony Johnson, President
E-mail: tjohnson@triumphgroup.com
Phone: 501-321-9325
Hot Springs, Arkansas

Triumph Fabrications – Phoenix
Triumph Fabrications – San Diego
Produces complex welded and riveted sheet metal assemblies for aerospace applications. Components include exhaust systems, ducting, doors, panels, control surfaces and engine components.
Mark Gobin, President
E-mail: mgobin@triumphgroup.com
Phone: 619-440-2504
El Cajon, California
Phone: 480-449-5820
Chandler, Arizona

Triumph Fabrications – Shelbyville
Produces aircraft fuselage skins, leading edges and web assemblies through the stretch forming of sheet, extrusion, rolled shape and light plate metals.
George Bakker, President
E-mail: gbakker@triumphgroup.com
Phone: 317-398-6684
Shelbyville, Indiana

Triumph Fabrications – St. Louis
Provides maintenance and manufactured solutions for aviation drive train, mechanical, hydraulic and electrical hardware items including gearboxes, cargo hooks and vibration absorbers. Also, produces fabricated textile items such as seat cushions and sound insulation blankets for military rotary-wing platforms.
Mike Morrow, President
E-mail: mmorrow@triumphgroup.com
Phone: 618-259-6089
East Alton, Illinois
Phone: 803-534-8555
Orangeburg, South Carolina

Triumph Gear Systems – Macomb
Triumph Gear Systems – Park City
Specializes in the design, development, manufacture, sale and repair of gearboxes, high-lift flight control actuators, gear-driven actuators and gears for the aerospace industry.
Dan Hennen, President
E-mail: dhennen@triumphgroup.com
Phone: 586-781-2800
Macomb, Michigan
Phone: 435-649-1900
Park City, Utah

Triumph Group – Mexico
Provides rough machining of gears, actuators and structural components, as well as assembly, fabrication, engineering and composites to Triumph companies and certain customers.
Ron Scruggs, President
E-mail: rscruggs@triumphgroup.com
Zacatecas, Mexico

Triumph Instruments – Burbank
Repairs and overhauls aircraft instrumentation, power systems and avionics. Distributes and repairs aircraft smoke detectors and industrial instrumentation.
Jim Berberet
E-mail: jberberet@triumphgroup.com
Phone: 620-326-2235
Burbank, California
Van Nuys, California

Triumph Instruments – Ft. Lauderdale
Specializes in the repair, overhaul and exchange of electromechanical and pneumatic aircraft instruments
Dave Vorsas, President
E-mail: dvorsas@triumphgroup.com
Phone: 954-772-4559
Fort Lauderdale, Florida

Triumph Insulation Systems
Produces insulation systems provided to original equipment manufacturers, airlines, maintenance, repair and overhaul organizations and air cargo carriers. Also provides products in the ancillary aircraft interiors and spares markets.
Scott Holland, President
E-mail: sholland@triumphgroup.com
Phone: 949-250-4999
Santa Ana, California
Mexicali, Mexico
Beijing, China

Triumph Interiors
Refurbishes and repairs aircraft interiors such as sidewalls, ceiling panels, galleys and overhead storage bins and manufactures a full line of PMA interior lighting and plastic components.
Mike Abram, President
E-mail: mabram@triumphgroup.com
Phone: 412-788-4200
Oakdale, Pennsylvania
Phone: 972-623-3344
Grand Prairie, Texas

Triumph Northwest
Machines and fabricates refractory, reactive, heat and corrosion-resistant precision products.
Clyde Forrest, President
E-mail: cforrest@triumphgroup.com
Phone: 541-926-5517
Albany, Oregon

Triumph Processing
Provides high-quality finishing services to the aerospace industry.
Peter LaBarbera, President
E-mail: plabarbera@triumphgroup.com
Phone: 323-563-1338
Lynwood, California

Triumph San Antonio Support Center
Provides maintenance services for aircraft ground support equipment.
Jim Berberet, President
E-mail: jberberet@triumphgroup.com
Phone: 210-932-6819
San Antonio, Texas

Triumph Structures – East Texas
Manufactures structural components specializing in complex precision machining primarily for commercial and military aerospace programs.
Bryan Johnston, President
E-mail: bjohnston@triumphgroup.com
Phone: 903-983-1592
Kilgore, Texas

Triumph Structures – Everett
Produces airframe structures, such as skins, stringers, rib, spars, straps and monolithic structures ranging in size from a few inches to 120 feet long. Specialized machining for complex structural components.
Gary Broda, President
E-mail: gbroda@triumphgroup.com
Phone: 425-438-7100
Everett, Washington
Phone: 714-674-3300
Brea, California

Triumph Structures – Kansas City
Manufactures precision machined parts and mechanical assemblies for the aerospace and defense industries.
David Soper, President
E-mail: dsoper@triumphgroup.com
Phone: 816-763-8600
Grandview, Missouri

Triumph Structures – Long Island
Manufactures high quality structural and dynamic parts and assemblies for commercial and military aerospace programs.
Lenny Gross, President
E-mail: lgross@triumphgroup.com
Phone: 516-997-5757
Westbury, New York

Triumph Structures – Los Angeles
Manufactures long structural components such as stringers, cords, floor beams and spars for the aviation industry. Machines, welds and assembles large complex precision structural components.
Kevin Dahlin, President
E-mail: kdahlin@triumphgroup.com
Phone: 626-965-1630
City of Industry, California
Phone: 818-341-1314
Chatsworth, California
Phone: 626-965-1630
Walnut, California

Triumph Structures – Wichita
Specializes in complex, high speed monolithic precision machining, turning, subassemblies and sheet metal fabrication, serving domestic and international aerospace customers.
Marwan Hammouri, President
E-mail: mhammouri@triumphgroup.com
Phone: 316-942-0432
Wichita, Kansas

Triumph Thermal Systems
Designs, manufactures and repairs aircraft thermal transfer components and systems.
Mike Perhay, President
E-mail: mperhay@triumphgroup.com
Phone: 419-273-2511
Forest, Ohio

Corporate Officers & Directors

Executive Officers

RICHARD C. ILL
Chairman and
Chief Executive Officer

JEFFRY D. FRISBY
President and
Chief Operating Officer

M. DAVID KORNBLATT
Executive Vice President,
Chief Financial Officer and
Treasurer

JOHN B. WRIGHT, II
Vice President,
General Counsel and Secretary

KEVIN E. KINDIG
Vice President and Controller

SHEILA G. SPAGNOLO
Vice President

ELISABETH H. BARRETT
Vice President-Human Resources

Directors

PAUL BOURGON
President, Aeroengine Division
SKF USA

ELMER L. DOTY
President and Chief Executive Officer
Vought Aircraft Industries, Inc. (Retired)

RALPH E. EBERHART
Chairman and President,
Armed Forces Benefit Association
General, U.S. Air Force (Retired)

RICHARD C. GOZON
Executive Vice President
Weyerhaeuser Company (Retired)

RICHARD C. ILL
Chairman and Chief Executive Officer
Triumph Group, Inc.

CLAUDE F. KRONK
Vice Chairman and Director
J&L Specialty Steel, Inc. (Retired)

ADAM J. PALMER
Managing Director,
The Carlyle Group

JOSEPH M. SILVESTRI
Managing Partner
Court Square Capital

GEORGE SIMPSON
Chief Executive Officer
Marconi, PLC (Retired)

Shareholder Information

Triumph Group, Inc.
Corporate Headquarters
Triumph Group, Inc.
899 Cassatt Road
Suite 210
Berwyn, PA 19312
610-251-1000
www.triumphgroup.com

Annual Meeting
July 27, 2011 at 9:00 am
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn, PA 19312

Financial Information
A copy of the Company's Form 10-K filed with the Securities and Exchange Commission may be obtained without charge upon written request. Requests for Triumph Group, Inc.'s 10-K or other shareholder inquiries should be directed to:
Sheila G. Spagnolo, Vice President
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn, PA 19312
610-251-1000

Fiscal 2011 Stock Prices
Per Common Share

High	$97.29
Low	$60.37
Year-End	$88.45

Common Stock
Triumph Group, Inc. Common Stock is listed on the NYSE.
Ticker symbol: TGI

Independent Auditors
Ernst & Young LLP
2001 Market Street
Suite 4000
Philadelphia, PA 19103

Transfer Agent
Computershare Investor Services
250 Royall Street
Canton, MA 02021

Within the U.S., Canada and Puerto Rico:
800-622-6757
Outside the U.S., Canada and Puerto Rico:
781-575-4735
TDD/TTY for hearing impaired:
800-952-9245

E-mail: web.queries@computershare.com
www.computershare.com/investor

Equal Opportunity at Triumph
Triumph Group, Inc. is committed to providing equal opportunities in the workplace.

Forward–Looking Statements
In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that certain statements contained in this report are forward-looking in nature. These forward-looking statements include matters such as our expectations for our industry, our markets, our Company's business strategy and potential and other future-oriented matters. Such matters inherently involve many risks and uncertainties that may cause actual results to differ materially from expected results. For additional information, please refer to the Company's Securities and Exchange Commission filings including its Form 10-K for the fiscal year ended March 31, 2011.

Certifications
The certifications by the Chief Executive Officer and Chief Financial Officer of Triumph Group, Inc. required under Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to Triumph Group, Inc.'s 2011 Annual Report on Form 10-K. In addition, on October 14, 2010, the Chief Executive Officer of Triumph Group, Inc. certified to the New York Stock Exchange (NYSE) that he is not aware of any violation by the Company of NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Corporate Governance Rules.

Triumph Group, Inc.

899 Cassatt Road
Suite 210
Berwyn, PA 19312

610-251-1000
www.triumphgroup.com

Triumph®

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 1-12235

Triumph Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**51-0347963**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1550 Liberty Ridge Drive, Suite 100, Wayne, Pennsylvania 19087
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(610) 251-1000**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.001 per share	**New York Stock Exchange**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one)

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☒

As of September 30, 2010, the aggregate market value of the shares of Common Stock held by non-affiliates of the Registrant was approximately $1,774 million. Such aggregate market value was computed by reference to the closing price of the Common Stock as reported on the New York Stock Exchange on September 30, 2010. For purposes of making this calculation only, the Registrant has defined affiliates as including all directors and executive officers.

The number of outstanding shares of the Registrant's Common Stock, par value $.001 per share, on May 9, 2011 was 24,517,850.

Documents Incorporated by Reference

Portions of the following document are incorporated herein by reference:

The Proxy Statement of Triumph Group, Inc. to be filed in connection with our 2011 Annual Meeting of Stockholders is incorporated in part in Part III hereof, as specified herein.

Table of Contents

Item No.		Page
PART I		3
Item 1.	Business	3
	General	3
	Products and Services	3
	Proprietary Rights	5
	Raw Materials and Replacement Parts	6
	Operating Locations	7
	Sales, Marketing and Engineering	17
	Backlog	17
	Dependence on Significant Customer	17
	United States and International Operations	18
	Competition	18
	Government Regulation and Industry Oversight	18
	Environmental Matters	19
	Employees	20
	Research and Development Expenses	20
	Executive Officers	20
	Available Information	21
Item 1A.	Risk Factors	21
Item 1B.	Unresolved Staff Comments	32
Item 2.	Properties	32
Item 3.	Legal Proceedings	33
Item 4.	Submission of Matters to Vote of Security Holders	35
PART II		36
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	36
Item 6.	Selected Financial Data	38
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	39
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	64
Item 8.	Financial Statements and Supplementary Data	64
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	135
Item 9A.	Controls and Procedures	135
Item 9B.	Other Information	138
PART III		138
Item 10.	Directors, Executive Officers and Corporate Governance	138
Item 11.	Executive Compensation	138
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	139
Item 13.	Certain Relationships and Related Transactions, and Director Independence	139
Item 14.	Principal Accountant Fees and Services	139
PART IV		139
Item 15.	Exhibits, Financial Statement Schedules	139

PART I

Item 1. Business

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating to our future operations and prospects, including statements that are based on current projections and expectations about the markets in which we operate, and management's beliefs concerning future performance and capital requirements based upon current available information. Actual results could differ materially from management's current expectations. Additional capital may be required and, if so, may not be available on reasonable terms, if at all, at the times and in the amounts we need. In addition to these factors and others described elsewhere in this report, other factors that could cause actual results to differ materially include competitive and cyclical factors relating to the aerospace industry, dependence of some of our businesses on key customers, requirements of capital, product liabilities in excess of insurance, uncertainties relating to the integration of acquired businesses, general economic conditions affecting our business segment, technological developments, limited availability of raw materials or skilled personnel, changes in governmental regulation and oversight and international hostilities and terrorism. For a more detailed discussion of these and other factors affecting us, see the Risk Factors described in Item 1A of this Annual Report on Form 10-K. We do not undertake any obligation to revise these forward-looking statements to reflect future events.

General

Triumph Group, Inc. ("Triumph" or the "Company") was incorporated in 1993 in Delaware. Our companies design, engineer, manufacture, repair, overhaul and distribute a broad portfolio of aerostructures, aircraft components, accessories, subassemblies and systems. We serve a broad, worldwide spectrum of the aviation industry, including original equipment manufacturers, or OEMs, of commercial, regional, business and military aircraft and aircraft components, as well as commercial and regional airlines and air cargo carriers.

On June 16, 2010, we announced the completion of the acquisition of Vought Aircraft Industries, Inc. ("Vought") from The Carlyle Group. The acquisition of Vought establishes the Company as a leading global manufacturer of aerostructures for commercial, military and business jet aircraft. Products include fuselages, wings, empennages, nacelles and helicopter cabins. Strategically, the acquisition of Vought substantially increases our design capabilities and provides further diversification across customers and programs, as well as exposure to new growth platforms. The acquired business is operating as Triumph Aerostructures—Vought Commercial Division, Triumph Aerostructures—Vought Integrated Programs Division and Triumph Structures—Everett. The results of Vought are included in the Company's Aerostructures Segment from the date of acquisition.

Products and Services

We offer a variety of products and services to the aerospace industry through three groups of operating segments: (i) Triumph Aerostructures Group, whose companies' revenues are derived from the design, manufacture, assembly and integration of metallic and composite aerostructures and structural components for the global aerospace original equipment manufacturers, or OEM, market; (ii) Triumph Aerospace Systems Group, whose companies design, engineer and manufacture a wide range of proprietary and build-to-print components, assemblies and systems also for the OEM market; and (iii) Triumph Aftermarket Services Group, whose companies serve aircraft fleets, notably commercial airlines, the U.S. military and cargo carriers, through the maintenance, repair and overhaul of aircraft components and accessories manufactured by third parties.

Our *Aerostructures Group* utilizes its capabilities to design, manufacture and build complete metallic and composite aerostructures and structural components. This group also includes companies performing complex manufacturing, machining and forming processes for a full range of structural components, as well as complete assemblies and subassemblies. This group services the full spectrum of aerospace customers, which include aerospace OEMs and the top-tier manufacturers who supply them and airlines, air cargo carriers, and domestic and foreign militaries.

The products that companies within this group design, manufacture, build and repair include:

- Acoustic and thermal insulation systems
- Aircraft wings
- Composite and metal bonding
- Composite ducts and floor panels
- Empennages
- Engine nacelles
- Flight control surfaces
- Floor beams
- Fuselage sections
- Helicopter cabins
- Stretch-formed leading edges and fuselage skins
- Windows and window assemblies
- Wing spars and stringers

Our *Aerospace Systems Group* utilizes its capabilities to design and engineer mechanical, electromechanical, hydraulic and hydromechanical control systems, while continuing to broaden the scope of detailed parts and assemblies that we supply to the aerospace market. Customers typically return such systems to us for repairs and overhauls and spare parts. This group services the full spectrum of aerospace customers, which include aerospace OEMs and the top-tier manufacturers who supply them and airlines, air cargo carriers, and domestic and foreign militaries.

The products that companies within this group design, engineer, build and repair include:

- Aircraft and engine mounted accessory drives
- Cargo hooks
- Cockpit control levers
- Control system valve bodies
- Exhaust nozzles and ducting
- Geared transmissions
- Heat exchangers
- High lift actuation
- Hydraulic systems and components
- Landing gear actuation systems
- Landing gear components and assemblies
- Main engine gear box assemblies

- Secondary flight control systems
- Vibration absorbers

Our *Aftermarket Services Group* performs maintenance, repair and overhaul services ("MRO") and supplies spare parts of various types of cockpit instruments, and gauges for the commercial and military aviation industry and primarily services the world's airline and air cargo carrier customers. This group also designs, engineers, manufactures, repairs and overhauls aftermarket aerospace gas turbines engine components, offers comprehensive MRO solutions, leasing packages, exchange programs and parts and services to airline, air cargo and third-party overhaul facilities. We also continue to develop Federal Aviation Administration, or FAA, approved Designated Engineering Representative, or DER, proprietary repair procedures for the components we repair and overhaul, which range from detailed components to complex subsystems. Some specialties include navigation, flight, and engine monitoring instruments as well as autopilots, voice and data recorders, smoke detection systems and aircraft lighting. Companies in our Aftermarket Services Group repair and overhaul various components for the aviation industry including:

- Air cycle machines
- APUs
- Cockpit instrumentation
- Constant speed drives
- Engine and airframe accessories
- Flight control surfaces
- Integrated drive generators
- Nacelles
- Remote sensors
- Thrust reversers
- Blades and vanes
- Cabin interior panes, shades, light lenses and other plastic components
- Combustors
- Stators
- Transition ducts
- Sidewalls
- Light assemblies
- Overhead bins

Certain financial information about our three segments can be found in Note 22 of "Notes to Consolidated Financial Statements."

Proprietary Rights

We benefit from our proprietary rights relating to designs, engineering and manufacturing processes and repair and overhaul procedures. For some products, our unique manufacturing capabilities are required by the customer's specifications or designs, thereby necessitating reliance on us for the production of such specially designed products.

We view our name and mark, as well as the Vought tradename, as significant to our business as a whole. Our products are protected by a portfolio of patents, trademarks, licenses or other forms of intellectual property that expire at various dates in the future. We develop and acquire new intellectual property on an ongoing basis and consider all of our intellectual property to be valuable. However, based on the broad scope of our product lines, management believes that the loss or expiration of any single intellectual property right would not have a material effect on our results of operations, our financial position or our business segments. Our policy is to file applications and obtain patents for our new products as appropriate, including product modifications and improvements. While patents generally expire 20 years after the patent application filing date, new patents are issued to us on a regular basis.

In our overhaul and repair businesses, OEMs of equipment that we maintain for our customers increasingly include language in repair manuals that relate to their equipment asserting broad claims of proprietary rights to the contents of the manuals used in our operations. There can be no assurance that OEMs will not try to enforce such claims including the possible use of legal proceedings. In the event of such legal proceedings, there can be no assurance that such actions against the Company will be unsuccessful. However, we believe that our use of manufacture and repair manuals is lawful.

Raw Materials and Replacement Parts

We purchase raw materials, primarily consisting of extrusions, forgings, castings, aluminum and titanium sheets and shapes, from various vendors. We also purchase replacement parts which are utilized in our various repair and overhaul operations. We believe that the availability of raw materials to us is adequate to support our operations.

Operating Locations

We conduct our business through operating segments. The following chart describes the operations, customer base and certain other information with respect to our principal operating locations at March 31, 2011:

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
TRIUMPH AEROSTRUCTURES GROUP					
Triumph Aerospace Systems—Wichita(1)	Triumph Aerospace Systems—Wichita, Inc.	Wichita, KS	Designs and manufactures aircraft windows, sheet metal assemblies (wing spars and leading edges), pilot/co-pilot control wheels, cockpit sun visors, and structural composite parts for the aerospace industry.	Commercial and General Aviation OEMs; General Aviation Aftermarket.	172
Triumph Aerostructures, LLC	Triumph Aerostructures—Vought Aircraft Division	Dallas, TX Grand Prairie, TX Hawthorne, CA Torrance, CA Nashville, TN Stuart, FL Milledgeville, GA	Develops and manufactures a wide range of complex aerostructures such as aircraft fuselages, wing and tail assemblies, wing panels and skins, engine nacelles, flight control surfaces and helicopter cabins.	Commercial, General Aviation and Military OEMs.	5,770
Triumph Composite Systems	Triumph Composite Systems, Inc.	Spokane, WA	Manufactures interior non-structural composites for the aviation industry, including environmental control system ducting, floor panels, aisle stands and glare shields.	Commercial, General Aviation, and Military OEMs; Commercial Aftermarket.	529
Triumph Fabrications—Fort Worth(1)	Triumph Fabrications—Fort Worth, Inc.	Fort Worth, TX	Manufactures metallic/composite bonded components and assemblies.	Commercial, General Aviation and Military OEMs and Aftermarket.	112
Triumph Fabrications—Hot Springs	Triumph Fabrications—Hot Springs, Inc.	Hot Springs, AR	Produces complex sheet metal parts and assemblies, titanium hot forming, and performs chem-milling and other metal finishing processes.	Commercial, General Aviation and Military OEMs and Aftermarket.	341
Triumph Fabrications—Shelbyville	The Triumph Group Operations, Inc.	Shelbyville, IN	Produces aircraft fuselage skins, leading edges and web assemblies through the stretch forming of sheet, extrusion, rolled shape and light plate metals.	Commercial, General Aviation and Military OEMs.	92

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Fabrications—San Diego(1)	Triumph Fabrications—San Diego, Inc.	El Cajon, CA	Produces complex welded and riveted sheet metal assemblies for aerospace applications. Components include exhaust systems, ducting, doors, panels, control surfaces and engine components.	Commercial, General Aviation and Military OEMs.	151
Triumph Insulation Systems	Triumph Insulation Systems, LLC	Santa Ana, CA Mexicali, Mexico Beijing, China(2)	Designs, manufactures and repairs thermal-acoustic insulation systems for commercial aerospace applications.	Commercial and Military OEMs.	749
Triumph Processing	Triumph Processing, Inc.	Lynwood, CA	Provides high-quality finishing services to the aerospace, military and commercial industries.	Commercial, General Aviation, and Military OEMs.	87
Triumph Structures—East Texas	Triumph Structures—East Texas, Inc.	Kilgore, TX	Manufactures structural components specializing in complex precision machining primarily for commercial and military aerospace programs.	Commercial and Military OEMs.	108
Triumph Structures—Everett	Triumph Structures—Everett, Inc.	Everett, WA Brea, CA	Specializes in machining, Numerical Control programming, tool design, kitting, and sub-assembly of complex aircraft parts, skins, and airframe structures—stringers, spars, ribs, side of body panels, and monolithic wing skins.	Commercial, General Aviation and Military OEMs.	214
Triumph Structures—Kansas City	Triumph Structures—Kansas City, Inc.	Grandview, MO	Manufactures precision machined parts and mechanical assemblies for the aviation, aerospace and defense industries.	Commercial and Military OEMs.	142
Triumph Structures—Long Island	Triumph Structures—Long Island, LLC	Westbury, NY	Manufactures high-quality structural and dynamic parts and assemblies for commercial and military aerospace programs.	Commercial and Military OEMs.	127
Triumph Structures—Los Angeles	Triumph Structures—Los Angeles, Inc.	Chatsworth, CA City of Industry, CA Walnut, CA	Manufactures long structural components, such as stringers, cords, floor beams and spars, for the aviation industry. Machines, welds and assembles large, complex, precision structural components.	Commercial, General Aviation and Military OEMs.	321

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Structures—Wichita	Triumph Structures—Wichita, Inc.	Wichita, KS	Specializes in complex, high-speed monolithic precision machining, turning, subassemblies, and sheet metal fabrication, serving domestic and international aerospace customers.	Commercial and Military OEMs.	146

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
TRIUMPH AEROSPACE SYSTEMS GROUP					
Construction Brevetees d'Alfortville	Construction Brevetees d'Alfortville SAS	Alfortville, France	Manufactures mechanical ball bearing control assemblies for the aerospace, ground transportation, defense and marine industries.	Commercial and Military OEMs, Ground Transportation and Marine OEMs.	70
Triumph Actuation & Motion Control Systems	Triumph Actuation & Motion Control Systems—UK, Ltd.	Buckley, UK	Designs and builds proprietary advanced control products for flight actuation and motor control applications in all electrical aircraft and Unmanned Aerial Vehicles ("UAVs").	Commercial, General Aviation, and Military OEMs.	54
Triumph Actuation Systems—Clemmons(1) Triumph Actuation Systems—Freeport	Triumph Actuation Systems, LLC	Clemmons, NC Freeport, NY	Designs, manufactures and repairs complex hydraulic and hydromechanical aircraft components and systems, such as variable displacement pumps and motors, linear actuators and valves, and cargo door actuation systems.	Commercial, General Aviation, and Military OEMs; Commercial Airlines, General Aviation and Military Aftermarket.	243
Triumph Actuation Systems—Connecticut	Triumph Actuation Systems—Connecticut, LLC	Bloomfield, CT East Lyme, CT Bethel, CT	Designs, manufactures and repairs complex hydraulic, hydromechanical and mechanical components and systems, such as nose wheel steering motors, helicopter blade lag dampers, mechanical hold open rods, coupling and latching devices, as well as mechanical and electromechanical actuation products.	Commercial, General Aviation, and Military OEMs; Military Aftermarket.	152
Triumph Actuation Systems—Valencia(1)	Triumph Actuation Systems—Valencia, Inc.	Valencia, CA	Designs, manufactures and repairs complex hydraulic and hydromechanical aircraft components and systems, such as accumulators, actuators, complex valve packages, and landing gear retract actuators.	Commercial, General Aviation, and Military OEMs.	192

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Aerospace Systems—Newport News	Triumph Aerospace Systems—Newport News, Inc.	Newport News, VA San Diego, CA Huntsville, AL New Haven, CT	Offers a fully integrated range of capabilities, including systems engineering, conceptual engineering, mechanical design and analysis, prototype and limited-rate production, and instrumentation assembly and testing services and complex structural composite design and manufacturing.	Commercial and Military OEMs; Commercial and Military Aftermarket.	123
Triumph Aerospace Systems—Seattle	Triumph Actuation Systems—Connecticut, LLC	Redmond, WA Rochester, NY	System engineering and integration for landing gear, hydraulic, deployment, cargo door and electro-mechanical type systems. Capabilities include design, analysis and testing to support these types of systems and components.	Commercial, General Aviation and Military OEMs.	85
Triumph Controls(1)	Triumph Controls, LLC	North Wales, PA Shelbyville, IN	Designs and manufactures mechanical and electromechanical control systems.	Commercial, General Aviation and Military OEMs and Aftermarket.	134
Triumph Controls—Germany Triumph Controls—UK	Triumph Controls—Germany, GmbH Triumph Controls—UK, Ltd.	Heiligenhaus, Germany Basildon, UK	Produces and repairs cable control systems for ground, flight, engine management and cabin comfort features in aircraft.	Commercial and Military OEMs.	17
Triumph Fabrications—St. Louis	Triumph Fabrications—St. Louis, Inc. Triumph Fabrications—Orangeburg, Inc.	East Alton, IL Orangeburg, SC	Provides maintenance and manufactured solutions for aviation drive train, mechanical, hydraulic and electrical hardware items including gearboxes, cargo hooks and vibration absorbers. Also, produces fabricated textile items such as seat cushions and sound insulation blankets for military rotary-wing platforms.	Commercial, General Aviation and Military Aftermarket.	57

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Fabrications—Phoenix	Triumph Engineered Solutions, Inc.	Chandler, AZ	Produces complex welded and riveted sheet metal assemblies for aerospace applications. Components include exhaust systems, ducting, doors, panels, control surfaces and engine components.	Commercial, General Aviation and Military OEMs.	57
Triumph Gear Systems—Park City(1) Triumph Gear Systems—Macomb(1)	Triumph Gear Systems, Inc. Triumph Gear Systems—Macomb, Inc.	Park City, UT Macomb, MI	Specializes in the design, development, manufacture, sale and repair of gearboxes, high-lift flight control actuators, gear-driven actuators and gears for the aerospace industry.	Commercial and Military OEMs and Aftermarket.	442
Triumph Northwest	The Triumph Group Operations, Inc.	Albany, OR	Machines and fabricates refractory, reactive, heat and corrosion-resistant precision products.	Military, Medical and Electronic OEMs.	25
Triumph Thermal Systems(1)	Triumph Thermal Systems, Inc.	Forest, OH	Designs, manufactures and repairs aircraft thermal transfer components and systems.	Commercial, General Aviation and Military OEMs.	182

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
TRIUMPH AFTERMARKET SERVICES GROUP					
Triumph Accessory Services—Wellington(1)	The Triumph Group Operations, Inc.	Wellington, KS	Provides maintenance services for aircraft heavy accessories and airborne electrical power generation devices, including constant speed drives, integrated drive generators, air cycle machines and electrical generators.	Commercial, General Aviation and Military Aftermarket.	110
Triumph Accessory Services—Grand Prairie(1)	Triumph Accessory Services—Grand Prairie, Inc.	Grand Prairie, TX	Provides maintenance services for engine and airframe accessories including a variety of engine gearboxes, pneumatic starters, valves and drive units, hydraulic actuators, lube system pumps, fuel nozzles, fuel pumps and fuel controls.	Commercial and Military Aftermarket.	123
Triumph Air Repair(1)	The Triumph Group Operations, Inc.	Phoenix, AZ	Repairs and overhauls auxiliary power units (APUs) and related accessories; sells, leases and exchanges APUs, related components and other aircraft material.	Commercial, General Aviation and Military Aftermarket.	113
Triumph Airborne Structures(1)	Triumph Airborne Structures, Inc.	Hot Springs, AR	Repairs and overhauls fan reversers, nacelle components, flight control surfaces and other aerostructures.	Commercial Aftermarket.	126
Triumph Aviation Services—Asia(1)	Triumph Aviation Services Asia Ltd.	Chonburi, Thailand	Repairs and overhauls complex aircraft operational components, such as auxiliary power units (APUs), nacelles, constant speed drives, fan reversers and related accessories.	Commercial Aftermarket.	121
Triumph Engines—Tempe(1)	Triumph Engineered Solutions, Inc.	Tempe, AZ	Designs, engineers, manufactures, repairs and overhauls aftermarket aerospace gas turbine engine components and provides repair services and aftermarket parts and services to aircraft operators, maintenance providers, and third-party overhaul facilities.	Commercial, General Aviation and Military Aftermarket.	125

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Instruments—Burbank(1)	Triumph Instruments—Burbank, Inc.	Burbank, CA Van Nuys, CA	Repairs and overhauls aircraft instrumentation, power systems and avionics. Distributes and repairs aircraft smoke detectors and industrial instrumentation.	Commercial, General Aviation and Military Aftermarket.	67
Triumph Instruments—Ft. Lauderdale(1)	Triumph Instruments, Inc.	Ft. Lauderdale, FL	Specializes in the repair, overhaul and exchange of electromechanical and pneumatic aircraft instruments.	Commercial, General Aviation and Military Aftermarket.	41
Triumph Interiors	Triumph Interiors, LLC	Oakdale, PA(1) Grand Prairie, TX(1)	Refurbishes and repairs aircraft interiors such as sidewalls, ceiling panels, galleys and overhead storage bins and manufactures a full line of interior lighting and plastic components.	Commercial Aftermarket.	139
Triumph San Antonio Support Center	The Triumph Group Operations, Inc.	San Antonio, TX	Provides maintenance services for aircraft ground support equipment.	Military Aftermarket.	33

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
CORPORATE AND OTHER					
Triumph Group, Inc.	Triumph Group, Inc.	Wayne, PA	Parent company	N/A	73
Triumph Group—Mexico	Triumph Group—Mexico, S. de R.L. de C.V.	Zacatecas, Mexico	Provides rough machining of gears, actuations and structure components, as well as assembly, fabrications, engineering and composites to Triumph companies and certain customers.	Commercial and General Aviation OEMs	112

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
DISCONTINUED OPERATIONS					
Triumph Precision Castings	Triumph Precision Castings Co.	Chandler, AZ	Applies advanced directionally solidified (polycrystal or single crystal) and Equiax investment casting processes to produce products for the commercial and defense gas turbine market.	Commercial and Military Aftermarket.	23

(1) Designates FAA-certified repair station.

(2) Through an affiliate, Triumph Insulation Systems, LLC manages an 80% interest in a joint venture, operating in Beijing, China, with Beijing Kailan Aviation Technology Co., Ltd., an unrelated party based in China. Our interest in the joint venture is accounted for in our consolidated financial statements on the equity method.

Sales, Marketing and Engineering

While each of our operating companies maintains responsibility for selling and marketing its specific products, we have developed two group marketing teams focused on cross-selling our broad capabilities. The focus of these two marketing organizations, one for the Aerostructures and Aerospace Systems Groups and one for the Aftermarket Services Group, is to sell systems, integrated assemblies and repair and overhaul services, reaching across our operating companies, to our OEM, military, airline and air cargo customers. We also conduct sales activities in the Wichita, Kansas area through Triumph Wichita Support Center, a third-party sales organization dedicated solely to a sales effort on behalf of Triumph Group companies, which is staffed by sales professionals focused on Boeing IDS, Spirit AeroSystems, Cessna, Bombardier/Learjet and Raytheon. In certain limited cases, we use independent, commission-based representatives to facilitate responsiveness to each customer's changing needs and current trends in each market/geographic region in which we operate.

All three of these marketing organizations operate as the front-end of the selling process, establishing or maintaining relationships, identifying opportunities to leverage our brand, and providing service for our customers. Each individual operating company is responsible for its own engineering and technical support, pricing, manufacturing and product support. Also, within the Aerospace Systems Group, we have created a group engineering function to provide integrated solutions to meet our customer needs by designing systems that integrate the capabilities of our companies.

A significant portion of our government and defense contracts are awarded on a competitive bidding basis. We generally do not bid or act as the primary contractor, but will typically bid and act as a subcontractor on contracts on a fixed-price basis. We generally sell to our other customers on a fixed-price, negotiated contract or purchase order basis.

Backlog

We have a number of long-term agreements with several of our customers. These agreements generally describe the terms under which the customer may issue purchase orders to buy our products and services during the term of the agreement. These terms typically include a list of the products or repair services customers may purchase, initial pricing, anticipated quantities and, to the extent known, delivery dates. In tracking and reporting our backlog, however, we only include amounts for which we have actual purchase orders with firm delivery dates or contract requirements generally within the next 24 months, which primarily relates to sales to our OEM customer base. Purchase orders issued by our aftermarket customers are usually completed within a short period of time. As a result, our backlog data relates primarily to the OEM customers. The backlog information set forth below does not include the sales that we expect to generate from long-term agreements for which we do not have actual purchase orders with firm delivery dates.

As of March 31, 2011, our continuing operations had outstanding purchase orders representing an aggregate invoice price of approximately $3,780 million, of which $3,082 million, $664 million and $34 million relate to the Aerostructures Group, the Aerospace Systems Group and the Aftermarket Services Group, respectively. As of March 31, 2010, our continuing operations had outstanding purchase orders representing an aggregate invoice price of approximately $1,309 million, of which $695 million, $580 million and $34 million relate to the Aerostructures Group, the Aerospace Systems Group and the Aftermarket Services Group, respectively. Of the existing backlog of $3,780 million, approximately $988 million will not be shipped by March 31, 2012.

Dependence on Significant Customer

For the years ended March 31, 2011 and 2010, the Boeing Company, or Boeing, represented approximately 45% and 30%, respectively, of our net sales, covering virtually every Boeing plant and product. A significant reduction in sales to Boeing could have a material adverse impact on our financial position, results of operations, and cash flows.

United States and International Operations

Our revenues from continuing operations to customers in the United States for fiscal years 2011, 2010 and 2009 were approximately $2,510 million, $1,039 million, and $974 million, respectively. Our revenues from our continuing operations to customers in all other countries for fiscal years 2011, 2010 and 2009 were approximately $395 million, $256 million, and $267 million, respectively.

As of March 31, 2011 and 2010, our long-lived assets for continuing operations located in the United States were approximately $3,134 million and $855 million, respectively. As of March 31, 2011 and 2010, our long-lived assets for continuing operations located in all other countries were approximately $96 million and $74 million, respectively.

Competition

We compete primarily with the top-tier systems integrators and manufacturers that supply them, some of which are divisions or subsidiaries of other large companies, in the manufacture of aircraft systems components and subassemblies. OEMs are increasingly focusing on assembly activities while outsourcing more manufacturing and repair to third parties, and therefore are less of a competitive force than in previous years.

Competition for the repair and overhaul of aviation components comes from three primary sources, some with greater financial and other resources than we have: OEMs, major commercial airlines and other independent repair and overhaul companies. Some major commercial airlines continue to own and operate their own service centers, while others have begun to sell or outsource their repair and overhaul services to other aircraft operators or third parties. Large domestic and foreign airlines that provide repair and overhaul services typically provide these services not only for their own aircraft but for other airlines as well. OEMs also maintain service centers which provide repair and overhaul services for the components they manufacture. Other independent service organizations also compete for the repair and overhaul business of other users of aircraft components.

Participants in the aerospace industry compete primarily on the basis of breadth of technical capabilities, quality, turnaround time, capacity and price.

Government Regulation and Industry Oversight

The aerospace industry is highly regulated in the United States by the FAA and in other countries by similar agencies. We must be certified by the FAA and, in some cases, by individual OEMs, in order to engineer and service parts and components used in specific aircraft models. If material authorizations or approvals were revoked or suspended, our operations would be adversely affected. New and more stringent government regulations may be adopted, or industry oversight heightened, in the future and these new regulations, if enacted, or any industry oversight, if heightened, may have an adverse impact on us.

We must also satisfy the requirements of our customers, including OEMs, that are subject to FAA regulations, and provide these customers with products and repair services that comply with the government regulations applicable to aircraft components used in commercial flight operations. The FAA regulates commercial flight operations and requires that aircraft components meet its stringent standards. In addition, the FAA requires that various maintenance routines be performed on aircraft components, and we currently satisfy these maintenance standards in our repair and overhaul services. Several of our operating locations are FAA-approved repair stations.

Generally, the FAA only grants licenses for the manufacture or repair of a specific aircraft component, rather than the broader licenses that have been granted in the past. The FAA licensing process may be costly and time-consuming. In order to obtain an FAA license, an applicant must satisfy all applicable regulations of the FAA governing repair stations. These regulations require that an applicant have experienced personnel, inspection systems, suitable facilities and equipment. In addition, the applicant must demonstrate a need for the license. Because an applicant must procure manufacturing and repair manuals from third parties relating to each particular aircraft component in order to obtain a license with respect to that component, the application process may involve substantial cost.

The license approval processes for the European Aviation Safety Agency (EASA was formed in 2002 and is handling most of the responsibilities of the national aviation authorities in Europe, such as the United Kingdom Civil Aviation Authority), which regulates this industry in the European Union, the Civil Aviation Administration of China, and other comparable foreign regulatory authorities are similarly stringent, involving potentially lengthy audits.

Our operations are also subject to a variety of worker and community safety laws. For example, the Occupational Safety and Health Act of 1970, or OSHA, mandates general requirements for safe workplaces for all employees. In addition, OSHA provides special procedures and measures for the handling of hazardous and toxic substances. Specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. We believe that our operations are in material compliance with OSHA's health and safety requirements.

Environmental Matters

Our business, operations and facilities are subject to numerous stringent federal, state, local and foreign environmental laws and regulation by government agencies, including the Environmental Protection Agency, or the EPA. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of hazardous materials, pollutants and contaminants, govern public and private response actions to hazardous or regulated substances which may be or have been released to the environment, and require us to obtain and maintain licenses and permits in connection with our operations. This extensive regulatory framework imposes significant compliance burdens and risks on us. Although management believes that our operations and our facilities are in material compliance with such laws and regulations, future changes in these laws, regulations or interpretations thereof or the nature of our operations or regulatory enforcement actions which may arise, may require us to make significant additional capital expenditures to ensure compliance in the future.

Certain of our facilities, including facilities acquired and operated by us or one of our subsidiaries have at one time or another been under active investigation for environmental contamination by federal or state agencies when acquired, and at least in some cases, continue to be under investigation or subject to remediation for potential environmental contamination. We are frequently indemnified by prior owners or operators and/or present owners of the facilities for liabilities which we incur as a result of these investigations and the environmental contamination found which pre-dates our acquisition of these facilities, subject to certain limitations. We also maintain a pollution liability policy that provides coverage for material liabilities associated with the clean-up of on-site pollution conditions, as well as defense and indemnity for certain third-party suits (including Superfund liabilities at third-party sites), in each case, to the extent not otherwise indemnified. This policy applies to all of our manufacturing and assembly operations worldwide. However, if we were required to pay the expenses related to environmental liabilities for which neither indemnification nor insurance coverage is available, these expenses could have a material adverse effect on us.

Employees

As of March 31, 2011, for our continuing operations we employed 12,097 persons, of whom 3,131 were management employees, 87 were sales and marketing personnel, 585 were technical personnel, 723 were administrative personnel and 7,571 were production workers. As of March 31, 2011, for our discontinued operations, we employed 23 persons, of whom 9 were management employees, 2 were technical personnel, one was administrative and 11 were production workers.

Several of our subsidiaries are parties to collective bargaining agreements with labor unions. Under those agreements, we currently employ approximately 3,465 full-time employees. Currently, approximately 29% of our permanent employees are represented by labor unions and approximately 61% of net sales are derived from the facilities at which at least some employees are unionized. Our inability to negotiate an acceptable contract with any of these labor unions could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, or other employees were to become unionized, we could experience a significant disruption of our operations and higher ongoing labor costs, which could have an adverse effect on our business and results of operations.

We have not experienced any material labor-related work stoppage and consider our relations with our employees to be good.

Research and Development Expenses

Certain information about our research and development expenses for the fiscal years ended March 31, 2011, 2010 and 2009 is available in Note 2 of "Notes to Consolidated Financial Statements."

Executive Officers

Name	Age	Position
Richard C. Ill	67	Chairman and Chief Executive Officer
Jeffry D. Frisby	56	President and Chief Operating Officer
M. David Kornblatt	51	Executive Vice President, Chief Financial Officer and Treasurer
John B. Wright, II	57	Vice President, General Counsel and Secretary
Kevin E. Kindig	54	Vice President and Controller

Richard C. Ill was elected Chairman in July 2009, and had been our President and Chief Executive Officer and a director since 1993. Mr. Ill continues to serve as Chief Executive Officer. Mr. Ill is a director of P.H. Glatfelter Company, Mohawk Industries, Inc. and Baker Industries and a trustee of the Eisenhower Fellowships.

Jeffry D. Frisby has been our President and Chief Operating Officer since July 2009. Before that, for a period in excess of five years, Mr. Frisby served as Group President of our Aerospace Systems Group. Mr. Frisby serves on the Board of Directors of Quaker Chemical Corporation.

M. David Kornblatt became Executive Vice President in July 2009 and had been Senior Vice President and Chief Financial Officer since June 2007. Mr. Kornblatt continues to serve as Chief Financial Officer. From 2006 until joining us, Mr. Kornblatt served as Senior Vice President—Finance and Chief Financial Officer at Carpenter Technology Corporation, a manufacturer and distributor of specialty alloys and various engineered products. From 2003 to 2005, he was Vice President and Chief Financial Officer at York International, prior to its acquisition by Johnson Controls in December 2005. Before that, Mr. Kornblatt was the Director of Taxes-Europe for The Gillette Company in London, England for three years. Mr. Kornblatt is a director of Universal Stainless & Alloy Products, Inc.

John B. Wright, II has been a Vice President and our General Counsel and Secretary since 2004. From 2001 until he joined us, Mr. Wright was a partner with the law firm of Ballard Spahr Andrews & Ingersoll, LLP, where he practiced corporate and securities law.

Kevin E. Kindig has been our Controller since 1993 and a Vice President since April 1999.

Available Information

For more information about us, visit our website at www.triumphgroup.com. The contents of the website are not part of this Annual Report on Form 10-K. Our electronic filings with the Securities and Exchange Commission, or SEC (including all Forms 10-K, 10-Q and 8-K, and any amendments to these reports) are available free of charge through our website immediately after we electronically file with or furnish them to the SEC. These filings may also be read and copied at the SEC's Public Reference Room which is located at 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers who file electronically with the SEC at www.sec.gov.

Item 1A. Risk Factors

Factors that have an adverse impact on the aerospace industry may adversely affect our results of operations and liquidity.

A substantial percentage of our gross profit and operating income was derived from commercial aviation for fiscal year 2011. Our operations have been focused on designing, engineering, manufacturing, repairing and overhauling a broad portfolio of aerostructures, aircraft components, accessories, subassemblies and systems. Therefore, our business is directly affected by economic factors and other trends that affect our customers in the aerospace industry, including a possible decrease in outsourcing by OEMs and aircraft operators or projected market growth that may not materialize or be sustainable. We are also significantly dependent on sales to the commercial aerospace market, which has been cyclical in nature with significant downturns in the past. When these economic and other factors adversely affect the aerospace industry, they tend to reduce the overall customer demand for our products and services, which decreases our operating income. Economic and other factors that might affect the aerospace industry may have an adverse impact on our results of operations and liquidity. We have credit exposure to a number of commercial airlines, some of which have encountered financial difficulties. In addition, an increase in energy costs and the price of fuel to the airlines, similar to that which occurred in 2008, could result in additional pressure on the operating costs of airlines. The market for jet fuel is inherently volatile and is subject to, among other things, changes in government policy on jet fuel production, fluctuations in the global supply of crude oil and disruptions in oil production or delivery caused by sudden hostility in oil producing areas. Often airlines are unable to pass on increases in fuel prices to customers by increasing fares due to the competitive nature of the airline industry, and this compounds the pressure on operating costs. Other events of general impact such as natural disasters, war, terrorist attacks against the industry or pandemic health crises may lead to declines in the worldwide aerospace industry that could adversely affect our business and financial condition.

In addition, demand for our maintenance, repair and overhaul services is strongly correlated with worldwide flying activity. A significant portion of the maintenance, repair and overhaul ("MRO") activity required on commercial aircraft is mandated by government regulations that limit the total time or number of flights that may elapse between scheduled MRO events. As a result, although short-term deferrals are possible, MRO activity is ultimately required to continue to operate the aircraft in revenue-producing service. Therefore, over the intermediate and long-term, trends in the MRO market are closely related to the size and utilization level of the worldwide aircraft fleet, as reflected by the number of available seat miles, commonly referred to as ASMs, and cargo miles flown. Consequently, conditions or events which contribute to declines in worldwide ASMs and cargo miles flown, such as those mentioned above, could negatively impact our MRO business.

Cancellations, reductions or delays in customer orders may adversely affect our results of operations.

Our overall operating results are affected by many factors, including the timing of orders from large customers and the timing of expenditures to manufacture parts and purchase inventory in anticipation of future sales of products and services. A large portion of our operating expenses are relatively fixed. Because several of our operating locations typically do not obtain long-term purchase orders or commitments from our customers, they must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements. These historic patterns may be disrupted by many factors, including changing economic conditions, inventory adjustments, or work stoppages or labor disruptions at our customers. Cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on our business, financial condition and results of operations.

We may fail to realize all of the expected benefits of the acquisition of Vought.

On June 16, 2010, we completed the acquisition of Vought. Vought was a company with revenues almost twice our revenues prior to the acquisition and approximately as many employees. The acquisition of Vought is by far the largest acquisition we have made. The success of the acquisition of Vought will depend, in part, on our ability to realize the anticipated benefits from combining the businesses of Triumph and Vought. However, to realize these anticipated benefits, we must successfully combine the businesses. If we are not able to achieve these objectives, or do not do so in a timely manner, the anticipated benefits of the acquisition of Vought may not be realized fully or at all or may take longer to realize than expected.

In addition, it is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers, suppliers and employees or to achieve the anticipated benefits of the acquisition of Vought. Integration efforts between the two companies will also divert management attention and resources and could have an adverse effect on us during the transition period.

Our acquisition strategy exposes us to risks, including the risk that we may not be able to successfully integrate acquired businesses.

We have a consistent strategy to grow, in part, through the acquisition of additional businesses in the aerospace industry and are continuously evaluating various acquisition opportunities, including those outside the United States and those that may have a material impact on our business. Our ability to grow by acquisition is dependent upon, among other factors, the availability of suitable acquisition candidates. Growth by acquisition involves risks that could adversely affect our operating results, including difficulties in integrating the operations and personnel of acquired companies, the risk of diverting the attention of senior management from our existing operations, the potential amortization of acquired intangible assets, the potential impairment of goodwill and the potential loss of key employees of acquired companies. We may not be able to consummate acquisitions on satisfactory terms or, if any acquisitions are consummated, successfully integrate these acquired businesses.

A significant decline in business with a key customer could have a material adverse effect on us.

The Boeing Company, or Boeing Commercial, Military & Space, represented approximately 45% of our net sales for the fiscal year ended March 31, 2011, covering virtually every Boeing plant and product. As a result, a significant reduction in purchases by Boeing could have a material adverse impact on our financial position, results of operations, and cash flows. In addition, some of our other group companies rely significantly on particular customers, the loss of which could have an adverse effect on those businesses.

Demand for military and defense products is dependent upon government spending.

The military and defense market is largely dependent upon government budgets, particularly the U.S. defense budget, and even an increase in defense spending may not be allocated to programs that would benefit our business. Moreover, the new military aircraft programs in which we participate may not enter full-scale production as expected. A change in the levels of defense spending or levels of military flight operations could curtail or enhance our prospects in the military and defense market depending upon the programs affected.

For the fiscal year ended March 31, 2011, approximately 37% of our net sales were derived from the military and defense market, which includes primarily indirect sales to the U.S. Government. As a result, our exposure to the military and defense market is significant.

We also face the risk that the C-17 program could be completed upon fulfillment of currently outstanding production orders. We currently have a contract with Boeing for firm orders to support C-17 production through June 2011 and partial funding for the next production order, which we expect to complete in April 2013. The President's proposed FY2012 budget does not include funding for the procurement of new C-17 aircraft. Boeing currently has confirmed orders with the U.S. Air Force and various foreign countries to produce C-17 through 2012 at a rate of approximately 10 aircraft per year. In addition, Boeing has reported that there is strong interest from India for 10 aircraft as well as interest from other foreign countries. These additional orders should allow production to be continued through 2014 at today's current rate. However, there can be no assurance that these additional orders will materialize. Our business could be adversely impacted if the U.S. Government does not fund additional C-17 aircraft or if additional orders from Foreign Militaries do not materialize and Boeing decides not to fund beyond their current commitment. As a result, the loss of the C-17 program and the failure to win additional work to replace the C-17 program could materially reduce our cash flow and results of operations.

Future volatility in the financial markets may impede our ability to successfully access capital markets and ensure adequate liquidity and may adversely affect our customers and suppliers.

Future turmoil in the capital markets may impede our ability to access the capital markets when we would like, or need, to raise capital or restrict our ability to borrow money on favorable terms. Such market conditions could have an adverse impact on our flexibility to react to changing economic and business conditions and on our ability to fund our operations and capital expenditures in the future. In addition, interest rate fluctuations, financial market volatility or credit market disruptions may also negatively affect our customers' and our suppliers' ability to obtain credit to finance their businesses on acceptable terms. As a result, our customers' need for and ability to purchase our products or services may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. If our customers' or suppliers' operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, our customers may not be able to pay, or may delay payment of, accounts receivable owed to us, and our suppliers may restrict credit or impose different payment terms. Any inability of customers to pay us for our products and services or any demands by suppliers for different payment terms may adversely affect our earnings and cash flow.

Our international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect our operations.

We must comply with all applicable export control laws and regulations of the United States and other countries. United States laws and regulations applicable to us include the Arms Export Control Act, the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and the trade sanctions laws and regulations administered by the United States Department of the Treasury's Office of Foreign Assets Control ("OFAC"). EAR restricts the export of dual-use products and technical data to certain countries, while ITAR restricts the export of defense products, technical data and defense services. The U.S. Government agencies responsible for administering EAR and ITAR have significant discretion in the interpretation and enforcement of these regulations. We cannot provide services to certain countries subject to United States trade sanctions unless we first obtain the necessary authorizations from OFAC. In addition, we are subject to the Foreign Corrupt Practices Act which generally bars bribes or unreasonable gifts to foreign governments or officials.

Violations of these laws or regulations could result in significant additional sanctions, including fines, more onerous compliance requirements, more extensive debarments from export privileges, loss of authorizations needed to conduct aspects of our international business and criminal penalties and may harm our ability to enter into contracts with the U.S. government. A future violation of ITAR or the other regulations enumerated above could materially adversely affect our business, financial condition and results of operations.

Our expansion into international markets may increase credit, currency and other risks, and our current operations in international markets expose us to such risks.

As we pursue customers in Asia, South America and other less developed aerospace markets throughout the world, our inability to ensure the creditworthiness of our customers in these areas could adversely impact our overall profitability. In addition, with operations in China, Germany, Mexico, Thailand and the United Kingdom, and customers throughout the world, we will be subject to the legal, political, social and regulatory requirements and economic conditions of other jurisdictions. In the future, we may also make additional international capital investments, including further acquisitions of companies outside the United States or companies having operations outside the United States. Risks inherent to international operations include, but are not limited to, the following:

- difficulty in enforcing agreements in some legal systems outside the United States;
- imposition of additional withholding taxes or other taxes on our foreign income, tariffs or other restrictions on foreign trade and investment, including currency exchange controls;
- fluctuations in exchange rates which may affect demand for our products and services and may adversely affect our profitability in U.S. dollars;
- inability to obtain, maintain or enforce intellectual property rights;
- changes in general economic and political conditions in the countries in which we operate;
- unexpected adverse changes in the laws or regulatory requirements outside the United States, including those with respect to environmental protection, export duties and quotas;
- failure by our employees or agents to comply with U.S. laws affecting the activities of U.S. companies abroad;
- difficulty with staffing and managing widespread operations; and
- difficulty of and costs relating to compliance with the different commercial and legal requirements of the countries in which we operate.

We may need additional financing for acquisitions and capital expenditures and additional financing may not be available on terms acceptable to us.

A key element of our strategy has been, and continues to be, internal growth supplemented by growth through the acquisition of additional aerospace companies and product lines. In order to grow internally, we may need to make significant capital expenditures, such as investing in facilities in low cost countries, and may need additional capital to do so. Our ability to grow is dependent upon, and may be limited by, among other things, access to markets and conditions of markets, availability under the Credit Facility and Securitization Facility and by particular restrictions contained in the Credit Facility and our other financing arrangements. In that case, additional funding sources may be needed, and we may not be able to obtain the additional capital necessary to pursue our internal growth and acquisition strategy or, if we can obtain additional financing, the additional financing may not be on financial terms that are satisfactory to us.

Competitive pressures may adversely affect us.

We have numerous competitors in the aerospace industry. We compete primarily with the top-tier systems integrators and the manufacturers that supply them, some of which are divisions or subsidiaries of OEMs and other large companies that manufacture aircraft components and subassemblies. Our OEM competitors, which include Boeing, Airbus, Bell Helicopter, Cessna, Gulfstream, Honeywell, Lockheed Martin, Northrop Grumman, Raytheon, Rolls Royce and Sikorsky, may choose not to outsource production of aerostructures or other components due to, among other things, their own direct labor and overhead considerations, capacity utilization at their own facilities and desire to retain critical or core skills. Consequently, traditional factors affecting competition, such as price and quality of service, may not be significant determinants when OEMs decide whether to produce a part in-house or to outsource. We also face competition from non-OEM component manufacturers, including Alenia Aeronautica, Fuji Heavy Industries, GKN Westland Aerospace (U.K.), Goodrich Corp., Kawasaki Heavy Industries, Mitsubishi Heavy Industries, Spirit AeroSystems and Stork Aerospace. Competition for the repair and overhaul of aviation components comes from three primary sources: OEMs, major commercial airlines and other independent repair and overhaul companies.

We may need to expend significant capital to keep pace with technological developments in our industry.

The aerospace industry is constantly undergoing development and change and it is likely that new products, equipment and methods of repair and overhaul service will be introduced in the future. In order to keep pace with any new developments, we may need to expend significant capital to purchase new equipment and machines or to train our employees in the new methods of production and service.

The construction of aircraft is heavily regulated and failure to comply with applicable laws could reduce our sales or require us to incur additional costs to achieve compliance, and we may incur significant expenses to comply with new or more stringent governmental regulation.

The aerospace industry is highly regulated in the United States by the FAA and in other countries by similar agencies. We must be certified by the FAA and, in some cases, by individual OEMs in order to engineer and service parts, components and aerostructures used in specific aircraft models. If any of our material authorizations or approvals were revoked or suspended, our operations would be adversely affected. New or more stringent governmental regulations may be adopted, or industry oversight heightened in the future, and we may incur significant expenses to comply with any new regulations or any heightened industry oversight.

Some contractual arrangements with customers may cause us to bear significant up-front costs that we may not be able to recover.

Many new aircraft programs require that major suppliers bear the cost of design, development and engineering work associated with the development of the aircraft usually in exchange for a long-term agreement to supply critical parts once the aircraft is in production. If the aircraft fails to reach the full production stage or we fail to win the long-term contract, the outlays we have made in research and development and other start-up costs may not generate our anticipated return on investment.

We may not realize our anticipated return on capital commitments made to expand our capabilities.

We continually make significant capital expenditures to implement new processes and to increase both efficiency and capacity. Some of these projects require additional training for our employees and not all projects may be implemented as anticipated. If any of these projects do not achieve the anticipated increase in efficiency or capacity, our returns on these capital expenditures may be lower than expected.

Any product liability claims in excess of insurance may adversely affect our financial condition.

Our operations expose us to potential liability for personal injury or death as a result of the failure of an aircraft component that has been serviced by us or the failure of an aircraft component designed or manufactured by us. While we believe that our liability insurance is adequate to protect us from these liabilities, our insurance may not cover all liabilities. Additionally, as the number of insurance companies providing general aviation product liability insurance coverage has decreased in recent years, insurance coverage may not be available in the future at a cost acceptable to us. Any material liability not covered by insurance or for which third-party indemnification is not available could have a material adverse effect on our financial condition.

The lack of available skilled personnel may have an adverse effect on our operations.

From time to time, some of our operating locations have experienced difficulties in attracting and retaining skilled personnel to design, engineer, manufacture, repair and overhaul sophisticated aircraft components. Our ability to operate successfully could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel to conduct our business. Additionally, the service of key members of the Vought management team and other personnel are expected to be critical to ensure the smooth and timely integration of Vought's business into Triumph.

Any exposure to environmental liabilities may adversely affect us.

Our business, operations and facilities are subject to numerous stringent federal, state, local and foreign environmental laws and regulations, and we are subject to potentially significant fines or penalties, including criminal sanctions, if we fail to comply with these requirements. In addition, we could be affected by future laws and regulations, including those imposed in response to climate change concerns and other actions commonly referred to as "green initiatives." Compliance with current and future environmental laws and regulations currently requires and is expected to continue to require significant operating and capital costs.

Pursuant to certain environmental laws, a current or previous owner or operator of a contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials at such property, whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Although management believes that our operations and facilities are in material compliance with such laws and regulations, future changes in such laws, regulations or interpretations thereof or the nature of our operations or regulatory enforcement actions which may arise, may require us to make significant additional capital expenditures to ensure compliance in the future. Certain of our facilities, including facilities acquired and operated by us or one of our subsidiaries, have at one time or another been under active investigation for environmental contamination by federal or state agencies when acquired and, at least in some cases, continue to be under investigation or subject to remediation for potential or identified environmental contamination. Lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future. Individual facilities of ours have also been subject to investigation on occasion for possible past waste disposal practices which might have contributed to contamination at or from remote third-party waste disposal sites. In some instances, we are indemnified by prior owners or operators and/or present owners of the facilities for liabilities which we incur as a result of these investigations and the environmental contamination found which pre-dates our acquisition of these facilities, subject to certain limitations, including but not limited to specified exclusions, deductibles and limitations on the survival period of the indemnity. We also maintain a pollution liability policy that provides coverage, subject to specified limitations, for specified material liabilities associated with the clean-up of certain on-site pollution conditions, as well as defense and indemnity for certain third-party suits (including Superfund liabilities at third-party sites), in each case, to the extent not otherwise indemnified. However, if we were required to pay the expenses related to environmental liabilities for which neither indemnification nor insurance coverage is available, these expenses could have a material adverse effect on our financial position, results of operations, and cash flows.

We are currently involved in intellectual property litigation, which could have a material and adverse impact on our profitability, and we could become so involved again in the future.

We and other companies in our industry possess certain proprietary rights relating to designs, engineering, manufacturing processes and repair and overhaul procedures. In the event that we believe that a third party is infringing upon our proprietary rights, we may bring an action to enforce such rights. In addition, third parties may claim infringement by us with respect to their proprietary rights and may initiate legal proceedings against us in the future. The expense and time of bringing an action to enforce such rights or defending against infringement claims can be significant, as in the case of the litigation arising out of the claims of Eaton Corporation discussed in "Item 3. Legal Proceedings." Intellectual property litigation involves complex legal and factual questions which makes the outcome of any such proceedings subject to considerable uncertainty. Not only can such litigation divert management's attention, but it can also expose the Company to damages and potential injunctive relief which, if granted, may preclude the Company from making, using or selling particular products or technology. The expense and time associated with such litigation may have a material and adverse impact on our profitability.

We do not own certain intellectual property and tooling that is important to our business.

In our overhaul and repair businesses, OEMs of equipment that we maintain for our customers increasingly include language in repair manuals relating to their equipment asserting broad claims of proprietary rights to the contents of the manuals used in our operations. Although we believe that our use of manufacture and repair manuals is lawful, there can be no assurance that OEMs will not try to enforce such claims, including through the possible use of legal proceedings, or that any such actions will be unsuccessful.

Our business also depends on using certain intellectual property and tooling that we have rights to use pursuant to license grants under our contracts with our OEM customers. These contracts contain restrictions on our use of the intellectual property and tooling and may be terminated if we violate certain of these restrictions. Our loss of a contract with an OEM customer and the related license rights to use an OEM's intellectual property or tooling would materially adversely affect our business.

Our fixed-price contracts may commit us to unfavorable terms.

For the fiscal year ended March 31, 2011, a significant portion of our net sales were derived from fixed-price contracts under which we have agreed to provide components or aerostructures for a price determined on the date we entered into the contract. Several factors may cause the costs we incur in fulfilling these contracts to vary substantially from our original estimates, and we bear the risk that increased or unexpected costs may reduce our profit or cause us to sustain losses on these contracts. In a fixed-price contract, we must fully absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts. Because our ability to terminate contracts is generally limited, we may not be able to terminate our performance requirements under these contracts at all or without substantial liability and, therefore, in the event we are sustaining reduced profits or losses, we could continue to sustain these reduced profits or losses for the duration of the contract term. Our failure to anticipate technical problems, estimate delivery reductions, estimate costs accurately or control costs during performance of a fixed-price contract may reduce the profitability of a fixed-price contract or cause significant losses.

Any significant disruption from key suppliers of raw materials and key components could delay production and decrease revenue.

We are highly dependent on the availability of essential raw materials such as carbon fiber, aluminum and titanium, and purchased engineered component parts from our suppliers, many of which are available only from single customer-approved sources. Moreover, we are dependent upon the ability of our suppliers to provide raw materials and components that meet our specifications, quality standards and delivery schedules. Our suppliers' failure to provide expected raw materials or component parts could require us to identify and enter into contracts with alternate suppliers that are acceptable to both us and our customers, which could result in significant delays, expenses, increased costs and management distraction and adversely affect production schedules and contract profitability.

We have from time to time experienced limited interruptions of supply, and we may experience a significant interruption in the future. Our continued supply of raw materials and component parts are subject to a number of risks including:

- availability of capital to our suppliers;
- the destruction of our suppliers' facilities or their distribution infrastructure;
- a work stoppage or strike by our suppliers' employees;
- the failure of our suppliers to provide raw materials or component parts of the requisite quality;
- the failure of essential equipment at our suppliers' plants;
- the failure or shortage of supply of raw materials to our suppliers;
- contractual amendments and disputes with our suppliers; and
- geopolitical conditions in the global supply base.

In addition, some contracts with our suppliers for raw materials, component parts and other goods are short-term contracts, which are subject to termination on a relatively short-term basis. The prices of our raw materials and component parts fluctuate depending on market conditions, and substantial increases in prices could increase our operating costs, which, as a result of our fixed-price contracts, we may not be able to recoup through increases in the prices of our products.

Due to economic difficulty, we may face pressure to renegotiate agreements resulting in lower margins. Our suppliers may discontinue provision of products to us at attractive prices or at all, and we may not be able to obtain such products in the future from these or other providers on the scale and within the time periods we require. Furthermore, substitute raw materials or component parts may not meet the strict specifications and quality standards we and our customers demand, or that the U.S. Government requires. If we are not able to obtain key products on a timely basis and at an affordable cost, or we experience significant delays or interruptions of their supply, revenues from sales of products that use these supplies will decrease.

Our operations depend on our manufacturing facilities, which are subject to physical and other risks that could disrupt production.

Our manufacturing facilities could be damaged or disrupted by a natural disaster, war, or terrorist activity. We maintain property damage and business interruption insurance at the levels typical in our industry, however, a major catastrophe, such as an earthquake, hurricane, flood, tornado or other natural disaster at any of our sites, or war or terrorist activities in any of the areas where we conduct operations could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of products and the loss of sales and customers and we may not have insurance to adequately compensate us for any of these events.

Significant consolidation by aerospace industry suppliers could adversely affect our business.

The aerospace industry has recently experienced consolidation among suppliers. Suppliers have consolidated and formed alliances to broaden their product and integrated system offerings and achieve critical mass. This supplier consolidation is in part attributable to aircraft manufacturers more frequently awarding long-term sole-source or preferred supplier contracts to the most capable suppliers, thus reducing the total number of suppliers. This consolidation could cause us to compete against certain competitors with greater financial resources, market penetration and purchasing power. When we purchase component parts and services from suppliers to manufacture our products, consolidation reduces price competition between our suppliers, which could diminish incentives for our suppliers to reduce prices. If this consolidation continues, our operating costs could increase and it may become more difficult for us to be successful in obtaining new customers.

Due to the size and long-term nature of many of our contracts, we are required by GAAP to estimate sales and expenses relating to these contracts in our financial statements, which may cause actual results to differ materially from those estimated under different assumptions or conditions.

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States. These principles require our management to make estimates and assumptions regarding our contracts that affect the reported amounts of revenue and expenses during the reporting period. Contract accounting requires judgment relative to assessing risks, estimating contract sales and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total sales and cost at completion is complicated and subject to many variables. While we base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances at the time made, actual results may differ materially from those estimated.

We may be subject to work stoppages at our facilities or those of our principal customers and suppliers, which could seriously impact the profitability of our business.

At March 31, 2011, we employed 12,097 people, of which 28.7% belonged to unions. Our unionized workforces and those of our customers and suppliers may experience work stoppages. For example, the International Association of Machinists-represented employees at Vought's Nashville, Tennessee, plant engaged in a strike that continued for approximately 16 weeks during 2008 and 2009 (prior to our acquisition of Vought). A contingency plan was implemented that allowed production to continue in Nashville during the course of that strike. Additionally, our union contract with the

International Association of Machinists-represented employees at our Nashville, Tennessee, facility expires in February 2012. If we are unable to negotiate a new contract with that workforce, our operations may be disrupted and we may be prevented from completing production and delivery of products from those facilities, which would negatively impact our results of operations.

Many aircraft manufacturers, airlines and aerospace suppliers have unionized workforces. Strikes, work stoppages or slowdowns experienced by aircraft manufacturers, airlines or aerospace suppliers, such as the recent strike at Boeing's C-17 facilities, could reduce our customers' demand for our products or prevent us from completing production. In turn, this may have a material adverse effect on our financial condition, results of operations and cash flows.

Financial market conditions may adversely affect the benefit plan assets we have inherited from Vought, increase funding requirements and materially impact our statements of financial position and cash flows.

The benefit plan assets we have inherited as a result of the acquisition of Vought are invested in a diversified portfolio of investments in both the equity and debt categories, as well as limited investments in real estate and other alternative investments. The current market values of all of these investments, as well as the related benefit plan liabilities are impacted by the movements and volatility in the financial markets. In accordance with the *Compensation—Retirement Benefits* topic of the Accounting Standards Codification (ASC), we have recognized the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet, and will recognize changes in that funded status in the year in which the changes occur. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation. A decrease in the fair value of these plan assets or an increase in interest rates resulting from movements in the financial markets will increase the under-funded status of the plans recorded in our statement of financial position and result in additional cash funding requirements to meet the minimum required funding levels.

The U.S. Government is a significant customer of our largest customers, and we and they are subject to specific U.S. Government contracting rules and regulations.

As a result of the acquisition of Vought, we have become a more significant provider of aerostructures to military aircraft manufacturers. The military aircraft manufacturers' business, and by extension, our business, is affected by the U.S. Government's continued commitment to programs under contract with our customers. The terms of defense contracts with the U.S. Government generally permit the government to terminate contracts partially or completely, either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of unrecovered costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. On contracts where the price is based on cost, the U.S. Government may review our costs and performance, as well as our accounting and general business practices. Based on the results of such audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, portions of research and development costs, and certain marketing expenses may not be subject to reimbursement.

We bear the potential risk that the U.S. Government may unilaterally suspend our customers or us from new contracts pending the resolution of alleged violations of procurement laws or regulations. Sales to the U.S. Government are also subject to changes in the government's procurement policies in advance of design completion. An unexpected termination of, or suspension from, a significant government contract, a reduction in expenditures by the U.S. Government for aircraft using our products, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts awarded to us, or substantial cost overruns could have a material adverse effect on our financial condition, results of operations and cash flows.

We are subject to the requirements of the National Industrial Security Program Operating Manual for facility security clearance, which is a prerequisite for our ability to perform on classified contracts for the U.S. Government.

A Department of Defense, or DoD, facility security clearance is required in order to be awarded and perform on classified contracts for the DoD and certain other agencies of the U.S. Government, which is a significant part of our business. We have obtained clearance at appropriate levels that require stringent qualifications, and it may be required to seek higher level clearances in the future. We cannot assure you that we will be able to maintain our security clearance. If for some reason our security clearance is invalidated or terminated, we may not be able to continue to perform our present classified contracts or be able to enter into new classified contracts, which could affect our ability to compete for and capture new business.

We may be unable to effectively implement the Enterprise Resource Planning (ERP) system at Vought.

In 2009, Vought began the planning and design phase of an ERP system which "went live" on May 3, 2011. If this implementation is not managed effectively, it may delay our ability to obtain accurate financial information with respect to the Vought business or obtain the information necessary to effectively manage the Vought business, which could have a material adverse effect on our financial condition and results of operations.

Our substantial indebtedness could adversely affect our financial health and our ability to fulfill our obligations.

After completing the acquisition of Vought, we have a substantial amount of indebtedness. Our indebtedness could have important consequences, including:

- making it more difficult for us to satisfy our obligations;
- increasing our vulnerability to general adverse economic and industry conditions;
- requiring that a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;
- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and general corporate requirements;
- limiting our flexibility in planning for, or reacting to, changes in our business and the aerospace and defense industry; and
- placing us at a competitive disadvantage to our competitors that have less indebtedness.

We and our subsidiaries may be able to incur additional indebtedness in the future. Our existing debt agreements do not fully prohibit us or our subsidiaries from doing so. If new indebtedness is added to our and our subsidiaries' current indebtedness levels, the related risks that we and they now face could intensify.

If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on our indebtedness, we would be in default. Our ability to meet our obligations will depend upon our future performance, which will be subject to prevailing economic conditions, and to financial, business and other factors, including factors beyond our control.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of April 30, 2011, we owned or leased the following facilities.

Location	Description	Square Footage	Owned/ Leased
TRIUMPH AEROSTRUCTURES GROUP			
Hot Springs, AR	Manufacturing facility/office	217,300	Owned
Brea, CA	Manufacturing facility	90,000	Leased
Chatsworth, CA	Manufacturing facility/office	101,900	Owned
Chatsworth, CA	Manufacturing facility	21,600	Leased
City of Industry, CA	Manufacturing facility/office	75,000	Leased
El Cajon, CA	Manufacturing facility/office	122,400	Leased
Hawthorne, CA	Manufacturing facility	1,348,700	Leased
Lynwood, CA	Processing and finishing facility/office	59,700	Leased
Lynwood, CA	Office/warehouse/aerospace metal processing	105,000	Leased
San Diego, CA	Force measurement systems facility	7,000	Leased
Santa Ana, CA	Office	15,300	Leased
Torrance, CA	Processing facility	84,700	Leased
Walnut, CA	Manufacturing facility/office	105,000	Leased
New Haven, CT	Engineering/manufacturing	2,400	Leased
Stuart, FL	Manufacturing facility	519,700	Leased
Milledgeville, GA	Manufacturing facility/assembly facility	566,200	Owned
Shelbyville, IN	Manufacturing facility/office	193,900	Owned
Wichita, KS	Manufacturing facility/office	145,200	Leased
Mexicali, Mexico	Manufacturing facility/office	261,000	Leased
Grandview, MO	Manufacturing facility/office	78,000	Owned
Westbury, NY	Manufacturing facility/office	93,500	Leased
Westbury, NY	Aerospace Metal Processing	12,500	Leased
Nashville, TN	Manufacturing facility/assembly facility/office	2,198,700	Owned
Dallas, TX	High-speed wind tunnel	28,900	Owned
Dallas, TX	Manufacturing facility/office	4,855,300	Leased
Fort Worth, TX	Manufacturing facility/office	114,100	Owned
Grand Prairie, TX	Manufacturing facility	804,500	Leased
Kilgore, TX	Manufacturing facility/office	83,000	Owned
Everett, WA	Manufacturing facility	153,000	Leased
Spokane, WA	Manufacturing facility/office	392,000	Owned
TRIUMPH AEROSPACE SYSTEMS GROUP			
Chandler, AZ	Manufacturing facility/office	34,300	Leased
Valencia, CA	Manufacturing facility/office	87,000	Leased
Bethel, CT	Office	1,700	Leased
Bloomfield, CT	Manufacturing facility/office	29,800	Leased
East Lyme, CT	Manufacturing facility/office	59,600	Owned
New Haven, CT	Engineering/manufacturing	2,400	Leased
Alfortville, France	Manufacturing facility/office	7,500	Leased
Heiligenhaus, Germany	Manufacturing facility/office	2,200	Leased
East Alton, IL	Machine shop/office	25,000	Leased
Shelbyville, IN	Manufacturing facility/office	100,000	Owned

Location	Description	Square Footage	Owned/ Leased
Wichita, KS	Manufacturing facility/office	130,300	Leased
Macomb, MI	Manufacturing facility/office	86,000	Leased
Freeport, NY	Manufacturing facility/office/warehouse	29,000	Owned
Rochester, NY	Engineering Office	5,000	Leased
Clemmons, NC	Manufacturing facility/repair/office	110,000	Owned
Forest, OH	Manufacturing facility/office	125,000	Owned
Albany, OR	Machine shop/office	25,000	Owned
North Wales, PA	Manufacturing facility/office	111,400	Owned
Orangeburg, SC	Machine shop	52,000	Owned
Basildon, UK.	Manufacturing facility/office	1,900	Leased
Buckley, UK.	Manufacturing facility/office	8,000	Leased
Park City, UT	Manufacturing facility/office	180,000	Owned
Newport News, VA	Engineering/Manufacturing/office	93,000	Leased
Redmond, WA	Manufacturing facility/office	19,400	Leased
TRIUMPH AFTERMARKET SERVICES GROUP			
Hot Springs, AR	Machine shop/office	219,700	Owned
Chandler, AZ	Thermal processing facility/office	15,000	Leased
Phoenix, AZ	Repair and overhaul shop/office	50,000	Leased
Phoenix, AZ	Repair and overhaul/office	24,800	Leased
Tempe, AZ	Manufacturing facility/office	13,500	Owned
Tempe, AZ	Machine shop	9,300	Owned
Tempe, AZ	Machine shop	32,000	Owned
Burbank, CA	Instrument shop/warehouse/office	23,000	Leased
Ft. Lauderdale, FL	Instrument shop/warehouse/office	11,700	Leased
Wellington, KS	Repair and overhaul/office	65,000	Leased
Oakdale, PA	Production/warehouse/office	68,000	Leased
Dallas, TX	Production/office	28,600	Leased
Grand Prairie, TX	Repair and overhaul shop/office	60,000	Leased
San Antonio, TX	Repair and overhaul/office	30,000	Leased
Chonburi, Thailand	Repair and overhaul shop/office	85,000	Owned
CORPORATE AND OTHER			
Wayne, PA	Office	11,700	Leased
Zacatecas, Mexico	Manufacturing facility/office	270,000	Owned
DISCONTINUED OPERATIONS			
Chandler, AZ	Casting facility/office	31,000	Leased

We believe that our properties are adequate to support our operations for the foreseeable future.

Item 3. Legal Proceedings

On July 9, 2004, Eaton Corporation and several Eaton subsidiaries filed a complaint against us, our subsidiary, Frisby Aerospace, LLC (now named Triumph Actuation Systems, LLC), certain related subsidiaries and certain employees of ours and our subsidiaries. The complaint was filed in the Circuit Court of the First Judicial District of Hinds County, Mississippi and alleged nineteen causes of action under Mississippi law. In particular, the complaint alleged the misappropriation of trade secrets and intellectual property allegedly belonging to Eaton relating to hydraulic pumps and motors used in military and commercial aviation. Triumph Actuation Systems and the individual defendants filed separate responses to Eaton's claims. Triumph Actuation Systems filed counterclaims against Eaton alleging common law unfair competition, interference with existing and prospective contracts, abuse of process, defamation, violation of North Carolina's Unfair and Deceptive Trade Practices Act, and violation of the false advertising provisions of the Lanham Act. We and defendant Jeff Frisby, President of Triumph Actuation Systems at the time the engineer defendants were hired, moved to dismiss the complaint for lack of personal jurisdiction.

The above allegations also relate to alleged conduct that has been the subject of an investigation by the office of the U.S. Attorney in Jackson, Mississippi. On January 22, 2004, a search warrant was executed on the offices of Triumph Actuation Systems in connection with this investigation. Triumph Actuation Systems cooperated with the investigation. On December 20, 2006, five engineers of Triumph Actuation Systems who are former employees of Eaton Aerospace, LLC, were indicted by a grand jury sitting in the Southern District of Mississippi on five counts of trade secret misappropriation, conspiracy to misappropriate trade secrets, and mail and wire fraud. On June 15, 2007, all counts other than part of one count were dismissed by the court, leaving a charge of conspiracy to misappropriate trade secrets.

On October 11, 2007, the government obtained a new indictment against the same five engineer defendants, raising new charges arising out of the same investigation, which were essentially reiterated in a second superseding indictment obtained on November 7, 2007. The defendant engineers subsequently filed pretrial motions, including motions to dismiss. On April 25, 2008, the court granted some of those motions and dismissed seven of the twelve counts of the second superseding indictment. The government appealed the dismissal with respect to three of the seven counts dismissed. On January 21, 2009, while the appeal was still pending, the government obtained a new indictment against the five engineers containing three counts stating essentially the same charges as those covered by the government's appeal. On February 9, 2009, the United States Court of Appeals for the Fifth Circuit unanimously affirmed the dismissal of one of the counts covered by the government's appeal and reversed as to the other two counts. (The government thereafter dismissed the two counts of the most recent indictment similar to the two counts restored by the appellate court.) Thus, there are seven charges against the engineers remaining pending under the second superseding indictment in addition to the one count remaining in the most recent indictment. On September 10, 2009, upon agreement of the government and the defendant engineers, the trial court entered an order continuing the case until after the trial in the civil case filed by Eaton and staying all proceedings except the issuance of orders related to previously filed motions and the parties' compliance with ongoing discovery obligations. The trial court has since disposed of all pending motions.

No charges have been brought against Triumph Actuation Systems or us, and we understand that neither Triumph Actuation Systems nor the Company is currently the subject of the criminal investigation.

In the civil case, following stays of most discovery while the parties litigated a motion to dismiss and a motion to protect the defendant engineers' Fifth Amendment rights, discovery recommenced in late August 2007. However, on January 4, 2008, the judge in the civil case, Judge Bobby DeLaughter, recused himself on his own motion. The case was reassigned to Chief Judge W. Swan Yerger.

On January 24, 2008, Triumph Actuation Systems filed a motion to stay all discovery in order to review and reconsider Judge DeLaughter's prior orders based on the ongoing federal investigation of an alleged ex parte and inappropriate relationship between Judge DeLaughter and Ed Peters, a lawyer representing Eaton for whom Judge DeLaughter had worked prior to his appointment to the bench. Judge DeLaughter was thereafter suspended from the bench and indicted by a federal grand jury sitting in the Northern District of Mississippi. On July 30, 2009, Judge DeLaughter pled guilty to a count of obstruction of justice contained in the indictment and, on November 13, 2009, was sentenced to 18 months in federal prison.

Triumph Actuation Systems filed other motions relating to this alleged inappropriate relationship with Mr. Peters, including a motion for sanctions. Judge Yerger ordered that this conduct be examined and has undertaken, along with a newly appointed Special Master, to review Judge DeLaughter's rulings in the case from the time Mr. Peters became involved.

On December 22, 2010, the court entered a final order dismissing with prejudice all of the claims that had been asserted by Eaton. The order of dismissal fully ended the litigation of claims by Eaton in the Circuit Court. On December 28, 2010, Eaton filed a notice of appeal to the Mississippi Supreme Court appealing the order of dismissal and other matters.

On December 28, 2010, Triumph, Frisby and the engineer defendants filed a motion for leave to amend the counterclaims which remained pending to include causes of action based on the Eaton misconduct that led to the dismissal of their claims. Judge Yerger retired from the bench on December 31, 2010, and the matter was reassigned to Judge Jeffrey Weill. On March 14, 2011, Judge Weill granted to the motion for leave to amend the counterclaims. The amended counterclaims were filed on March 18, 2011. In addition, on February 1, 2011, Triumph Actuation Systems filed a complaint in the District Court for the Middle District of North Carolina against Eaton Corporation and several of its subsidiaries alleging three counts of antitrust violations under the Sherman Act based on the various actions and misconduct of Eaton and its subsidiaries in the Mississippi state court litigation.

Given the fact of Eaton's appeal of the dismissal of its claims, it is too early to determine what, if any, exposure to liability Triumph Actuation Systems or the Company might face as a result of the civil suit. We intend to continue to vigorously defend the dismissal of Eaton's claims on appeal and to vigorously prosecute the counterclaims brought by Triumph Actuation Systems.

In addition to the foregoing, in the ordinary course of our business, we are involved in disputes, claims, lawsuits, and governmental and regulatory inquiries that we deem to be immaterial. Some may involve claims or potential claims of substantial damages, fines or penalties. While we cannot predict the outcome of any pending or future litigation or proceeding, we do not believe that any pending matter will have a material effect, individually or in the aggregate, on our financial position or results of operations, although no assurances can be given to that effect.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Range of Market Price

Our Common Stock is traded on the New York Stock Exchange under the symbol "TGI." The following table sets forth the range of high and low prices for our Common Stock for the periods indicated:

	High	Low
Fiscal 2010		
1st Quarter	$45.11	$34.36
2nd Quarter	49.85	34.96
3rd Quarter	50.92	45.93
4th Quarter	74.73	47.50
Fiscal 2011		
1st Quarter	$81.87	$60.37
2nd Quarter	81.45	63.69
3rd Quarter	92.56	74.00
4th Quarter	97.29	82.03

On May 9, 2011, the reported closing price for our Common Stock was $88.55. As of May 9, 2011, there were approximately 128 holders of record of our Common Stock and we believe that our Common Stock was beneficially owned by approximately 22,000 persons.

Dividend Policy

During fiscal 2011 and 2010, we paid cash dividends of $0.16 per share and $0.16 per share, respectively. However, our declaration and payment of cash dividends in the future and the amount thereof will depend upon our results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or indentures governing debt securities and other factors deemed relevant by our Board of Directors. No assurance can be given that cash dividends will continue to be declared and paid at historical levels or at all. Certain of our debt arrangements, including our credit facility, restrict our paying dividends and making distributions on our capital stock, except for the payment of stock dividends and redemptions of an employee's shares of capital stock upon termination of employment. On May 3, 2011, the Company announced that its Board of Directors declared a regular quarterly dividend of $0.04 per share on its outstanding common stock. The dividend is payable June 15, 2011 to stockholders of record as of May 1, 2011.

Repurchases of Stock

The following summarizes repurchases made pursuant to the Company's share repurchase plan during the three years ended March 31, 2011. In December 1998, we announced a program to repurchase up to 500,000 shares of our common stock. In February 2008, the Company's Board of Directors authorized an increase in the Company's existing stock repurchase program by up to an additional 500,000 shares of its common stock. From the inception of the program through March 31, 2011, we have repurchased a total of 499,200 shares for a total purchase price of $19.2 million. As a result, as of May 9, 2011, the Company remains able to purchase an additional 500,800 shares. Repurchases may be made from time to time in open market transactions, block purchases, privately negotiated transactions or otherwise at prevailing prices. No time limit has been set for completion of the program.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans	Maximum number of shares that may yet be purchased under the plans
April 1, 2009 - March 31, 2011	—	N/A	499,200	500,800

Equity Compensation Plan Information

The information required regarding equity compensation plan information is included in our Proxy Statement in connection with our 2011 Annual Meeting of Stockholders to be held on July 27, 2011, under the heading "Equity Compensation Plan Information" and is incorporated herein by reference.

The following graph compares the cumulative 5-year total return provided stockholders on Triumph Group, Inc.'s common stock relative to the cumulative total returns of the Russell 2000 index and the S&P Aerospace & Defense index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on March 31, 2006 and its relative performance is tracked through March 31, 2011.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
Among Triumph Group, Inc., The Russell 2000 Index
And The S&P Aerospace & Defense Index



$250
$200
$150
$100
$50
$0
3/06
3/07
3/08
3/09
3/10
3/11
Triumph Group, Inc.
Russell 2000
S&P Aerospace & Defense

* $100 invested on March 31, 2006 in stock or index, including reinvestment of dividends. Fiscal year ended March 31.

	3/06	3/07	3/08	3/09	3/10	3/11
Triumph Group, Inc.	**100.00**	**125.33**	**129.24**	**87.04**	**160.28**	**202.69**
Russell 2000	**100.00**	**105.91**	**92.14**	**57.58**	**93.73**	**117.90**
S&P Aerospace & Defense	**100.00**	**116.05**	**121.99**	**70.96**	**121.29**	**134.10**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

	Fiscal Years Ended March 31,				
	2011(1)	2010(2)	2009(3)	2008(4)	2007(5)(6)
	(in thousands, except per share data)				
Operating Data:					
Net sales	$2,905,348	$1,294,780	$1,240,378	$1,151,090	$937,327
Cost of sales	2,231,864	927,211	877,744	822,288	671,838
	673,484	367,569	362,634	328,802	265,489
Selling, general and administrative expense	238,889	157,870	162,109	159,262	135,887
Depreciation and amortization	99,657	54,418	48,611	43,215	35,703
Acquisition and integration expenses	20,902	—	—	—	—
Operating income	314,036	155,281	151,914	126,325	93,899
Interest expense and other	79,559	28,865	16,929	19,942	14,807
(Gain) loss on early extinguishment of debt	—	(39)	(880)	—	5,088
Income from continuing operations, before income taxes	234,477	126,455	135,865	106,383	74,004
Income tax expense	82,066	41,167	43,124	34,748	24,982
Income from continuing operations	152,411	85,288	92,741	71,635	49,022
Loss from discontinued operations	(2,512)	(17,526)	(4,745)	(8,468)	(3,905)
Net income	$ 149,899	$ 67,762	$ 87,996	$ 63,167	$ 45,117
Earnings per share:					
Income from continuing operations:					
Basic	$ 6.77	$ 5.18	$ 5.66	$ 4.34	$ 3.02
Diluted(7)	$ 6.42	$ 5.12	$ 5.59	$ 4.08	$ 2.99
Cash dividends declared per share	$ 0.16	$ 0.16	$ 0.16	$ 0.16	$ 0.12
Shares used in computing earnings per share:					
Basic	22,503	16,459	16,384	16,497	16,220
Diluted(7)	23,744	16,666	16,584	17,540	16,413

	As of March 31,				
	2011(1)	2010(2)	2009(3)	2008(4)	2007(5)(6)
	(in thousands)				
Balance Sheet Data:					
Working capital	$ 277,309	$ 487,411	$ 372,159	$ 416,842	$ 324,877
Total assets	4,470,237	1,692,578	1,591,207	1,412,760	1,218,480
Long-term debt, including current portion	1,312,004	505,780	459,396	395,981	286,499
Total stockholders' equity	$1,632,217	$ 860,686	$ 788,563	$ 706,436	$ 645,177

(1) Includes the acquisition of Vought Aircraft Industries, Inc. (June 2010) from the date of acquisition. See Note 3 to the Consolidated Financial Statements. Also includes $20.9 million of pretax acquisition and integration charges in connection with the acquisition of Vought Aircraft Industries, Inc.

(2) Includes the acquisition of DCL Avionics, Inc. (January 2010) and Fabritech, Inc. (March 2010) from the date of each respective acquisition. See Note 3 to the Consolidated Financial Statements.

(3) Includes the acquisition of Merritt Tool Company, Inc., Saygrove Defence and Aerospace Group Limited, The Mexmil Company, LLC and acquisition of the aviation segment of Kongsberg Automotive Holdings ASA from the date of each respective acquisition (March 2009). See Note 3 to the Consolidated Financial Statements.

(4) Includes the acquisition of the assets and business of B. & R. Machine & Tool Corp. from the date of acquisition (February 2008).

(5) During 2008, the Company sold the assets of Triumph Precision, Inc. and also decided to sell Triumph Precision Castings Co. These businesses have been classified as discontinued operations in 2009 and 2008 and, accordingly, the results for fiscal years prior to 2008 have also been reclassified to conform to the 2008 presentation. See Note 4 to the Consolidated Financial Statements.

(6) Includes the acquisition of the assets and businesses of Excel Manufacturing, Inc. (April 2006), Air Excellence International, Inc. (April 2006), Grand Prairie Accessory Services, LLC (January 2007) and the acquisition through merger of Allied Aerospace Industries, Inc. (November 2006), from the date of each respective acquisition.

(7) Diluted earnings per share for the fiscal years ending March 31, 2011 and 2008, included 1,020,448 and 777,059 shares, respectively, related to the dilutive effects of the Company's Convertible Notes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto contained elsewhere herein.)

OVERVIEW

We are a major supplier to the aerospace industry and have three operating segments: (i) Triumph Aerostructures Group, whose companies' revenues are derived from the design, manufacture, assembly and integration of metallic and composite aerostructures and structural components for the global aerospace original equipment manufacturers, or OEM, market; (ii) Triumph Aerospace Systems Group, whose companies design, engineer and manufacture a wide range of proprietary and build-to-print components, assemblies and systems also for the OEM market; and (iii) Triumph Aftermarket Services Group, whose companies serve aircraft fleets, notably commercial airlines, the U.S. military and cargo carriers, through the maintenance, repair and overhaul of aircraft components and accessories manufactured by third parties.

On June 16, 2010, we announced the completion of the acquisition of Vought Aircraft Industries, Inc. ("Vought") from The Carlyle Group. The acquisition of Vought establishes the Company as a leading global manufacturer of aerostructures for commercial, military and business jet aircraft. Products include fuselages, wings, empennages, nacelles and helicopter cabins. Strategically, the acquisition of Vought substantially increases our design capabilities and provides further diversification across customers and programs, as well as exposure to new growth platforms. The acquired business is operating as Triumph Aerostructures—Vought Commercial Division and Triumph Aerostructures—Vought Integrated Programs Division. The Company's consolidated financial statements include Vought's results of operations and cash flows from June 16, 2010.

Financial highlights for the fiscal year ended March 31, 2011 include:

- Net sales for fiscal 2011 increased 124.4% to $2.9 billion, including an 8% increase due to organic growth.
- Operating income in fiscal 2011 increased 102.2% to $314.0 million, which included a $16.5 million increase due to organic growth net of increased corporate expenses, partially offset by $20.9 million of acquisition and integration expenses associated with the acquisition of Vought.
- Net income for fiscal 2011 increased 121.2% to $149.9 million.
- Backlog increased 188.6% over the prior year to $3.8 billion due to the acquisition of Vought, having an organic increase of 13.9% from the prior year period.

For the fiscal year ended March 31, 2011, net sales totaled $2.9 billion, a 124.4% increase from fiscal year 2010 net sales of $1.3 billion. Net income for fiscal year 2011 increased 121.2% to $149.9 million, or $6.31 per diluted common share, versus $67.8 million, or $4.07 per diluted common share, for fiscal year 2010. As discussed in further detail below under "Results of Operations," the increase in net income is attributable to contribution from the acquisition of Vought, offset by the acquisition and integration expenses and additional interest expense associated with the financing of the acquisition of Vought. Also, the prior year was negatively impacted by the write-down of the carrying value of our discontinued operation to estimated fair value less cost to sell.

Our working capital needs are generally funded through cash flows from operations and borrowings under our credit arrangements. For the fiscal year ended March 31, 2011, we generated approximately $142.3 million of cash flows from operating activities, used approximately $433.7 million in investing activities and generated approximately $173.1 million in financing activities. Cash flows from operating activities included $134.8 million in pension contributions.

We continue to remain focused on growing our core businesses as well as growing through strategic acquisitions. Our organic sales increased in fiscal 2011 due to gradual improvement to the overall economy, increased passenger and freight traffic from previously depressed levels and less airline inventory de-stocking than the prior year period. Our Company has an aggressive but selective acquisition approach that adds capabilities and increases our capacity for strong and consistent internal growth.

In the fourth quarter of fiscal 2010, we acquired Fabritech, Inc. (now Triumph Fabrications—St. Louis) and DCL Avionics, Inc. (now part of Triumph Instruments—Burbank), collectively, the "fiscal 2010 acquisitions." The results of Triumph Fabrications—St. Louis are included in the Company's Aerospace Systems segment from the date of acquisition. These acquisitions did not have a material impact on fiscal 2011 results of operations.

In fiscal 2010, we began efforts to establish a new manufacturing facility in Zacatecas, Mexico to complement our existing manufacturing sites. Our expansion is expected to allow us to better manage our production costs in a competitive global market and to effectively increase capacity at our existing domestic plants and involve a significant number of our operating companies and a wide range of capabilities and technologies. As of March 31, 2011, we have incurred approximately $27.2 million in capital expenditures in Zacatecas.

RESULTS OF OPERATIONS

The following includes a discussion of our consolidated and business segment results of operations. The Company's diverse structure and customer base do not provide for precise comparisons of the impact of price and volume changes to our results. However, we have disclosed the significant variances between the respective periods.

Non-GAAP Financial Measures

We prepare and publicly release quarterly unaudited financial statements prepared in accordance with GAAP. In accordance with Securities and Exchange Commission (the "SEC") guidance on Compliance and Disclosure Interpretations, we also disclose and discuss certain non-GAAP financial measures in our public releases. Currently, the non-GAAP financial measure that we disclose is EBITDA, which is our income from continuing operations before interest, income taxes, amortization of acquired contract liabilities, depreciation and amortization, and Adjusted EBITDA, which is EBITDA adjusted for acquisition-related costs associated with the acquisition of Vought. We disclose EBITDA and Adjusted EBITDA on a consolidated and an operating segment basis in our earnings releases, investor conference calls and filings with the SEC. The non-GAAP financial measures that we use may not be comparable to similarly titled measures reported by other companies. Also, in the future, we may disclose different non-GAAP financial measures in order to help our investors more meaningfully evaluate and compare our future results of operations to our previously reported results of operations.

We view EBITDA as an operating performance measure and as such we believe that the GAAP financial measure most directly comparable to it is income from continuing operations. In calculating EBITDA, we exclude from income from continuing operations the financial items that we believe should be separately identified to provide additional analysis of the financial components of the day-to-day operation of our business. We have outlined below the type and scope of these exclusions and the material limitations on the use of these non-GAAP financial measures as a result of these exclusions. EBITDA is not a measurement of financial performance under GAAP and should not be considered as a measure of liquidity, as an alternative to net income (loss), income from continuing operations, or as an indicator of any other measure of performance derived in accordance with GAAP. Investors and potential investors in our securities should not rely on EBITDA as a substitute for any

GAAP financial measure, including net income (loss) or income from continuing operations. In addition, we urge investors and potential investors in our securities to carefully review the reconciliation of EBITDA to income from continuing operations set forth below, in our earnings releases and in other filings with the SEC and to carefully review the GAAP financial information included as part of our Quarterly Reports on Form 10-Q and our Annual Reports on Form 10-K that are filed with the SEC, as well as our quarterly earnings releases, and compare the GAAP financial information with our EBITDA.

EBITDA is used by management to internally measure our operating and management performance and by investors as a supplemental financial measure to evaluate the performance of our business that, when viewed with our GAAP results and the accompanying reconciliation, we believe provides additional information that is useful to gain an understanding of the factors and trends affecting our business. We have spent more than 15 years expanding our product and service capabilities partially through acquisitions of complementary businesses. Due to the expansion of our operations, which included acquisitions, our income from continuing operations has included significant charges for depreciation and amortization. EBITDA excludes these charges and provides meaningful information about the operating performance of our business, apart from charges for depreciation and amortization. We believe the disclosure of EBITDA helps investors meaningfully evaluate and compare our performance from quarter to quarter and from year to year. We also believe EBITDA is a measure of our ongoing operating performance because the isolation of non-cash charges, such as depreciation and amortization, and non-operating items, such as interest and income taxes, provides additional information about our cost structure, and, over time, helps track our operating progress. In addition, investors, securities analysts and others have regularly relied on EBITDA to provide a financial measure by which to compare our operating performance against that of other companies in our industry.

Set forth below are descriptions of the financial items that have been excluded from our income from continuing operations to calculate EBITDA and the material limitations associated with using this non-GAAP financial measure as compared to income from continuing operations:

- Amortization of acquired contract liabilities may be useful for investors to consider because it represents the non-cash earnings on the fair value of off market contracts acquired through the acquisition of Vought. We do not believe these earnings necessarily reflect the current and ongoing cash earnings related to our operations.

- Amortization expense may be useful for investors to consider because it represents the estimated attrition of our acquired customer base and the diminishing value of product rights and licenses. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.

- Depreciation may be useful for investors to consider because it generally represents the wear and tear on our property and equipment used in our operations. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.

- The amount of interest expense and other we incur may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of interest expense and other to be a representative component of the day-to-day operating performance of our business.

- Income tax expense may be useful for investors to consider because it generally represents the taxes which may be payable for the period and the change in deferred income taxes during the period and may reduce the amount of funds otherwise available for use in our business.

However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.

Management compensates for the above-described limitations of using non-GAAP measures by using a non-GAAP measure only to supplement our GAAP results and to provide additional information that is useful to gain an understanding of the factors and trends affecting our business.

The following table shows our EBITDA and Adjusted EBITDA reconciled to our income from continuing operations for the indicated periods (in thousands):

	Fiscal year ended March 31,		
	2011	2010	2009
Income from continuing operations	$152,411	$ 85,288	$ 92,741
Amortization of acquired contract liability	(29,214)	—	—
Depreciation and amortization	99,657	54,418	48,611
Interest expense and other	79,559	28,865	16,929
Gain on early extinguishment of debt	—	(39)	(880)
Income tax expense	82,066	41,167	43,124
EBITDA	384,479	209,699	200,525
Acquisition and integration expenses	20,902	—	—
Adjusted EBITDA	$405,381	$209,699	$200,525

The following tables show our EBITDA by reportable segment reconciled to our operating income for the indicated periods (in thousands):

	Fiscal year ended March 31, 2011				
	Total	Aerostructures	Aerospace Systems	Aftermarket Services	Corporate/ Eliminations
Operating income	$314,036	$267,783	$75,292	$28,774	$(57,813)
Amortization of acquired contract liability	(29,214)	(29,214)	—	—	—
Depreciation and amortization	99,657	69,451	17,183	11,101	1,922
EBITDA	$384,479	$308,020	$92,475	$39,875	$(55,891)

	Fiscal year ended March 31, 2010				
	Total	Aerostructures	Aerospace Systems	Aftermarket Services	Corporate/ Eliminations
Operating income	$155,281	$102,271	$68,069	$11,226	$(26,285)
Depreciation and amortization	54,418	24,025	16,804	12,855	734
EBITDA	$209,699	$126,296	$84,873	$24,081	$(25,551)

	Fiscal year ended March 31, 2009				
	Total	Aerostructures	Aerospace Systems	Aftermarket Services	Corporate/ Eliminations
Operating income	$151,914	$ 99,224	$68,782	$10,876	$(26,968)
Depreciation and amortization	48,611	19,478	15,306	13,515	312
EBITDA	$200,525	$118,702	$84,088	$24,391	$(26,656)

The fluctuations from period to period within the amounts of the components of the reconciliations above are discussed further below within Results of Operations.

Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010

	Year Ended March 31,	
	2011	2010
	(in thousands)	
Net sales	$2,905,348	$1,294,780
Segment operating income	371,849	181,566
Corporate general and administrative expenses	(57,813)	(26,285)
Total operating income	314,036	155,281
Interest expense and other	79,559	28,865
Gain on early extinguishment of debt	—	(39)
Income tax expense	82,066	41,167
Income from continuing operations	152,411	85,288
Loss from discontinued operations, net	(2,512)	(17,526)
Net income	$ 149,899	$ 67,762

Net sales increased by $1.6 billion, or 124.4%, to $2.9 billion for the fiscal year ended March 31, 2011 from $1.3 billion for the fiscal year ended March 31, 2010. The acquisition of Vought and the fiscal 2010 acquisitions contributed $1.5 billion in net sales. Excluding the effects of the Vought and fiscal 2010 acquisitions, organic sales increased $106.8 million, or 8.2%. The prior year period was negatively impacted by the reduction in demand for business jets, major program delays (particularly in the 747-8 and 787 programs), the decline in the regional jet market due to the overall economy, lower passenger and freight traffic and airline inventory de-stocking. While organic sales demonstrated improvement, we continued to face challenges such as the decreased demand for business jets and regional jets as well as commercial rate reductions (particularly in the 777 program).

Cost of sales increased by $1.3 billion, or 140.7%, to $2.2 billion for the fiscal year ended March 31, 2011 from $927.2 million for the fiscal year ended March 31, 2010. This increase resulted from the acquisitions noted above, which contributed $1.27 billion. Gross margin for the fiscal year ended March 31, 2011 was 23.2% compared with 28.4% for the fiscal year ended March 31, 2010. The decline in gross margin was impacted by lower margins contributed from the acquisition of Vought. Excluding the effects of the Vought and fiscal 2010 acquisitions, gross margin was 29.2% for the fiscal year ended March 31, 2011, compared with 28.4% for the fiscal year ended March 31, 2010.

Segment operating income increased by $190.3 million, or 104.8%, to $371.9 million for the fiscal year ended March 31, 2011 from $181.6 million for the fiscal year ended March 31, 2010. Operating income increased due to the contribution from the Vought and fiscal 2010 acquisitions ($163.1 million) and favorable settlements of retroactive pricing agreements ($3.0 million), offset by costs related to the signing of a collective bargaining agreement.

Corporate expenses increased by $31.5 million, or 119.9%, to $57.8 million for the fiscal year ended March 31, 2011 from $26.3 million for the fiscal year ended March 31, 2010. Corporate expenses included $20.9 million of non-recurring acquisition-related transaction and integration costs associated with the acquisition of Vought. Corporate expenses also increased due to increased compensation and benefits ($5.4 million) due to increased corporate head count as compared to the prior year period, and an increase of $4.3 million of start-up costs related to the Mexican facility compared to the prior year period.

Interest expense and other increased by $50.7 million, or 175.6%, to $79.6 million for the fiscal year ended March 31, 2011 compared to $28.9 million for the prior year. This increase was due to higher average debt outstanding during the fiscal year ended March 31, 2011 in connection with the financing of the acquisition of Vought, as compared to the fiscal year ended March 31, 2010, including the Senior Subordinated Notes due 2017 (the "2017 Notes"), the Senior Notes due 2018 (the "2018 Notes") and the Term Loan, along with higher interest rates on our revolving credit facility.

The effective tax rate was 35.0% for the fiscal year ended March 31, 2011 and 32.6% for the fiscal year ended March 31, 2010. The effective income tax rate is impacted by the $20.9 million in acquisition and integration expenses, which were only partially deductible for tax purposes, offset by the retroactive reinstatement of the research and development tax credit back to January 1, 2010. In December 2010, the Tax Hike Prevention Act of 2010 reinstated the research and development tax credit retroactive to January 1, 2010 through December 31, 2011.

Loss from discontinued operations before income taxes was $3.9 million for the fiscal year ended March 31, 2011, compared with a loss from discontinued operations before income taxes of $26.9 million for the fiscal year ended March 31, 2010, which included impairment charges of $19.9 million. Loss from discontinued operations for the fiscal year ended March 31, 2011 includes a $2.3 million charge related to the termination of an agreement. Due to failed negotiations with certain potential buyers of the business occurring during the quarter ended December 31, 2009, the Company reassessed its estimated fair value of the business based on current viable offers to purchase the business, recent performance results and overall market conditions, resulting in a write-down, which was applied to accounts receivable, inventory and property, plant and equipment. The Company recognized a pretax loss of $17.4 million in the third quarter of fiscal 2010, based on the write-down of the carrying value of the business to estimated fair value less cost to sell. Included in the loss from discontinued operations for the fiscal year ended March 31, 2010 is an additional impairment charge of $2.5 million recorded during the first quarter of fiscal 2010. The income tax benefit for discontinued operations was $1.4 million for the fiscal year ended March 31, 2011 compared to a benefit of $9.4 million for the prior year. At March 31, 2011, the Company maintains its plan to sell this business and is in active discussions with a potential buyer.

Fiscal year ended March 31, 2010 compared to fiscal year ended March 31, 2009

	Year Ended March 31,	
	2010	2009
	(in thousands)	
Net sales	$1,294,780	$1,240,378
Segment operating income	181,566	178,882
Corporate general and administrative expenses	(26,285)	(26,968)
Total operating income	155,281	151,914
Interest expense and other	28,865	16,929
Gain on early extinguishment of debt	(39)	(880)
Income tax expense	41,167	43,124
Income from continuing operations	85,288	92,741
Loss from discontinued operations, net	(17,526)	(4,745)
Net income	$ 67,762	$ 87,996

Net sales increased by $54.4 million, or 4.4%, to $1.3 billion for the fiscal year ended March 31, 2010 from $1.2 billion for the fiscal year ended March 31, 2009. The fiscal 2010 acquisitions and fiscal 2009 acquisitions contributed $123.3 million in net sales. Organic sales declined $68.9 million, or 5.6%, which was negatively impacted by major program delays, the decline in the regional jet market due to the overall economy, lower passenger and freight traffic and airline inventory de-stocking. Prior year sales were negatively impacted by the effects of a strike at Boeing, our largest customer.

Cost of sales increased by $49.5 million, or 5.6%, to $927.2 million for the fiscal year ended March 31, 2010 from $877.7 million for the fiscal year ended March 31, 2009. This increase includes the acquisitions noted above, which contributed $92.0 million. Excluding the effects of these acquisitions, gross margin was 28.7% for the fiscal year ended March 31, 2010, compared with 29.2% for the fiscal year ended March 31, 2009.

Segment operating income increased by $2.7 million, or 1.5%, to $181.6 million for the fiscal year ended March 31, 2010 from $178.9 million for the fiscal year ended March 31, 2009. Operating income growth was a direct result of margins attained on increased sales as described above, and decreases in litigation costs ($0.9 million) and bad debt expense ($1.6 million), partially offset by increases in depreciation and amortization ($5.8 million) primarily from the fiscal 2009 acquisitions.

Corporate expenses decreased by $0.7 million, or 2.5%, to $26.3 million for the fiscal year ended March 31, 2010 from $27.0 million for the fiscal year ended March 31, 2009, primarily due to decreased healthcare and workers' compensation costs ($0.8 million), consulting expenses ($1.6 million) and computer services costs ($1.0 million), partially offset by increases in acquisition-related costs ($1.6 million). In addition, we have recognized expenses of approximately $4.1 million start-up costs related to the Mexican facility, predominately recorded within corporate expenses.

Interest expense and other increased by $11.9 million, or 70.5%, to $28.9 million for the fiscal year ended March 31, 2010 compared to $16.9 million for the prior year. During fiscal 2010, the Company issued $175.0 million in principal amount of 8% Senior Notes due 2017, resulting in additional interest expense of approximately $5.3 million. The interest on this debt is due semiannually in May and November. Fiscal 2010 also included full-year interest expense on our equipment leasing facility representing an additional $4.0 million from fiscal 2009. During fiscal 2009, the Company entered into certain foreign currency derivative instruments that did not meet hedge accounting criteria and primarily were intended to protect against exposure related to fiscal 2009 acquisitions. These instruments resulted in a gain of $1.4 million in fiscal 2009, which is included in interest expense and other. Also during fiscal 2009, the Company paid $15.4 million to purchase $18.0 million of principal on the convertible senior subordinated notes (the "Convertible Notes"), resulting in a gain on early extinguishment of $0.9 million. Included in interest expense and other is noncash interest expense of $8.1 million and $7.9 million for the fiscal years ended March 31, 2010 and 2009, respectively, of which $6.1 million and $5.8 million, respectively, reflect accretion of interest recognized in accordance with the convertible debt accounting standard.

The effective tax rate was 32.6% for the fiscal year ended March 31, 2010 and 31.8% for the fiscal year ended March 31, 2009. The increase in the tax rate was primarily due to the lapse of the research and development tax credit as of January 1, 2010.

Loss from discontinued operations before income taxes was $26.9 million for the fiscal year ended March 31, 2010, which included impairment charges of $19.9 million, compared with a loss from discontinued operations before income taxes of $7.3 million for the fiscal year ended March 31, 2009. Due to failed negotiations with certain potential buyers of the business occurring during the quarter ended December 31, 2009, the Company reassessed its estimated fair value of the business based on current viable offers to purchase the business, recent performance results and overall market conditions, resulting in a write-down, which was applied to accounts receivable, inventory and property, plant and equipment. The Company recognized a pretax loss of $17.4 million in the third quarter of fiscal 2010, based on the write-down of the carrying value of the business to estimated fair value less cost to sell. Included in the loss from discontinued operations for the fiscal year ended March 31, 2010 is an additional impairment charge of $2.5 million recorded during the first quarter of fiscal 2010. The income tax benefit for discontinued operations was $9.4 million for the fiscal year ended March 31, 2010 compared to a benefit of $2.6 million for the prior year.

Business Segment Performance

As further described below, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, the Company modified its segment reporting in accordance with ASC Topic 280, *Segment Reporting*. Through the first quarter of fiscal 2011, the Company had been organized based on the products and services that it provided. Under this organizational structure, the Company had two reportable segments: the Aerospace Systems Group and the Aftermarket Services Group. The Company's Chief Operating Decision Maker ("CODM") evaluated performance and allocated resources based upon review of segment information. The CODM utilized EBITDA as a primary measure of profitability to evaluate performance of its segments and allocate reserves.

During the second quarter of fiscal 2011, the Company implemented changes in its operating segments resulting from changes in the processes employed for allocating resources across the Company and reviewing operating results to assess performance by its CODM. These changes, which resulted in part from the acquisition of Vought, were fully implemented in the second quarter of fiscal year 2011 to align our operating and reportable segments with how we manage the business and view the markets we serve. We report our financial performance based on the following three reportable segments: the Aerostructures Group, the Aerospace Systems Group and the Aftermarket Services Group. As required by ASC Topic 280, all prior period information has been recast to reflect the realignment of reportable segments.

The results of operations among our operating segments vary due to differences in competitors, customers, extent of proprietary deliverables and performance. For example, our Aerostructures segment generally includes long-term sole-source or preferred supplier contracts and the success of these programs provides a strong foundation for our business and positions us well for future growth on new programs and new derivatives. This compares to our Aerospace Systems segment which generally includes proprietary products and/or arrangements where we become the primary source or one of a few primary sources to our customers, where our unique manufacturing capabilities command a higher margin. Also, OEMs are increasingly focusing on assembly activities while outsourcing more manufacturing and repair to third parties, and as a result, are less of a competitive force than in previous years. In contrast, our Aftermarket Services segment provides MRO services on components and accessories manufactured by third parties, with more diverse competition, including airlines, OEMs and other third-party service providers. In addition, variability in the timing and extent of customer requests performed in the Aftermarket Services segment can provide for greater volatility and less predictability in revenue and earnings than that experienced in the Aerostructures and Aerospace Systems segments.

The Aerostructures segment consists of the Company's operations that manufacture products primarily for the aerospace OEM market. The Aerostructures segment's revenues are derived from the design, manufacture, assembly and integration of metallic and composite aerostructures and structural components, including aircraft wings, fuselage sections, tail assemblies, engine nacelles, flight control surfaces as well as helicopter cabins. Further, the segment's operations also design and manufacture composite assemblies for floor panels and environmental control system ducts. These products are sold to various aerospace OEMs on a global basis.

The Aerospace Systems segment consists of the Company's operations that also manufacture products primarily for the aerospace OEM market. The segment's operations design and engineer mechanical and electromechanical controls, such as hydraulic systems, main engine gearbox assemblies, accumulators, mechanical control cables and non-structural cockpit components. These products are sold to various aerospace OEMs on a global basis.

The Aftermarket Services segment consists of the Company's operations that provide maintenance, repair and overhaul services to both commercial and military markets on components and accessories manufactured by third parties. Maintenance, repair and overhaul revenues are derived from services on auxiliary power units, airframe and engine accessories, including constant-speed drives, cabin compressors, starters and generators, and pneumatic drive units. In addition, the segment's operations repair and overhaul thrust reversers, nacelle components and flight control surfaces. The segment's operations also perform repair and overhaul services and supply spare parts for various types of cockpit instruments and gauges for a broad range of commercial airlines on a worldwide basis.

We currently generate a majority of our revenue from clients in the commercial aerospace industry, the military, the business jet industry and the regional airline industry. Our growth and financial results are largely dependent on continued demand for our products and services from clients in these industries. If any of these industries experiences a downturn, our clients in these sectors may conduct less business with us. The following table summarizes our net sales by end market by business segment. The loss of one or more of our major customers or an economic downturn in the commercial airline or the military and defense markets could have a material adverse effect on our business.

	Year Ended March 31,		
	2011	2010	2009
Aerostructures			
Commercial aerospace	35.4%	24.4%	16.4%
Military	26.4	14.8	13.5
Business Jets	9.7	3.6	6.8
Regional	0.6	1.6	2.7
Non-aviation	1.0	2.2	2.8
Total Aerostructures net sales	73.1%	46.6%	42.2%
Aerospace Systems			
Commercial aerospace	5.7%	11.0%	12.0%
Military	9.3	20.0	18.4
Business Jets	0.8	1.0	1.6
Regional	0.7	1.6	2.7
Non-aviation	1.0	2.5	2.4
Total Aerospace Systems net sales	17.5%	36.1%	37.1%
Aftermarket Services			
Commercial aerospace	7.0%	12.9%	14.7%
Military	1.2	2.5	3.2
Business Jets	0.4	0.7	0.9
Regional	0.2	0.5	0.6
Non-aviation	0.6	0.7	1.3
Total Aftermarket Services net sales	9.4%	17.3%	20.7%
Total Consolidated net sales	100.0%	100.0%	100.0%

The shift in our sales mix from fiscal 2010 to fiscal 2011 across segments was due to the acquisition of Vought; however, the acquisition of Vought had little impact on the change in the sales by end market on a consolidated basis. The decline in our percentage of net sales to the Business jet and Regional jet markets is due to the overall economic conditions and the Commercial aerospace end market was impacted by major program delays in fiscal 2010, as well as continued growth in the Military end market. Sales to the Commercial aerospace end market were negatively impacted in fiscal 2009 by the Boeing strike.

Business Segment Performance—Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010

	Year Ended March 31,		% Change	% of Total Sales	
	2011	2010		2011	2010
	(in thousands)				
NET SALES					
Aerostructures	$2,126,040	$ 605,423	251.2%	73.2%	46.8%
Aerospace Systems	513,435	473,409	8.5%	17.6%	36.5%
Aftermarket Services	272,728	224,663	21.4%	9.4%	17.4%
Elimination of inter-segment sales	(6,855)	(8,715)	21.3%	(0.2.)%	(0.6)%
Total net sales	$2,905,348	$1,294,780	124.4%	100.0%	100.0%

	Year Ended March 31,		% Change	% of Segment Sales	
	2011	2010		2011	2010
	(in thousands)				
SEGMENT OPERATING INCOME					
Aerostructures	$267,783	$102,271	161.8%	12.6%	16.9%
Aerospace Systems	75,292	68,069	10.6%	14.7%	14.4%
Aftermarket Services	28,774	11,226	156.3%	10.6%	5.0%
Corporate	(57,813)	(26,285)	(119.9)%	n/a	n/a
Total segment operating income	$314,036	$155,281	102.2%	10.8%	12.0%

	Year Ended March 31,		% Change	% of Segment Sales	
	2011	2010		2011	2010
EBITDA					
Aerostructures	$308,020	$126,296	143.9%	14.5%	20.9%
Aerospace Systems	92,475	84,873	9.0%	18.0%	17.9%
Aftermarket Services	39,875	24,081	65.6%	14.6%	10.7%
Corporate	(55,891)	(25,551)	(118.7)%	n/a	n/a
	$384,479	$209,699	83.3%	13.2%	16.2%

Aerostructures: The Aerostructures segment net sales increased by $1.5 billion, or 251.2%, to $2.1 billion for the fiscal year ended March 31, 2011 from $605.4 million for the fiscal year ended March 31, 2010. The acquisition of Vought contributed $1.5 billion of increased net sales. Excluding the elimination of intercompany sales to Vought for the year ended March 31, 2011, organic sales increased $20.9 million, or 3.5%, as compared to the prior year, when the respective sales were not eliminated. The prior year period was negatively impacted by reductions in the business jet and regional jet markets due to the overall economic conditions and by major program delays (particularly in the 787 and 747-8 programs). The fiscal year ended March 31, 2011 continued to be negatively impacted by the decreased demand for business jets and regional jets as well as commercial rate reductions (particularly in the 777 program). On a pro forma basis, assuming the acquisition of Vought occurred in the prior year period, the current year was also negatively impacted by rate reductions to the C-17 program and decreased non-recurring sales associated with the transition to the 747-8 program.

Aerostructures segment operating income increased by $165.5 million, or 161.8%, to $267.8 million for the fiscal year ended March 31, 2011 from $102.3 million for the fiscal year ended March 31, 2010. Operating income increased primarily due to contribution from the acquisition of Vought ($161.6 million), as well as improvements in organic gross margin, partially offset by increases in legal expenses ($0.9 million). These same factors contributed to the increase in EBITDA year over year. The increase of EBITDA was greater than the increase in operating income, due to the increase in depreciation and amortization, which is not included in EBITDA. The increase in depreciation and amortization expense was due principally to the Vought acquisition.

Aerostructures segment operating income as a percentage of segment sales decreased to 12.6% for the fiscal year ended March 31, 2011 as compared with 16.9% for the fiscal year ended March 31, 2010, due to lower margins from Vought, which also caused the decline in EBITDA margin.

Aerospace Systems: The Aerospace Systems segment net sales increased by $40.0 million, or 8.5%, to $513.4 million for the fiscal year ended March 31, 2011 from $473.4 million for the fiscal year ended March 31, 2010. The acquisition of Fabritech contributed $15.0 million of increased net sales. Organic sales increased by $25.0 million due to improvements in the broader market and benefits from large outsourcing programs. The prior year period sales were negatively impacted by the Boeing strike.

Aerospace Systems segment operating income increased by $7.2 million, or 10.6%, to $75.3 million for the fiscal year ended March 31, 2011 from $68.1 million for the fiscal year ended March 31, 2010. Operating income increased primarily due to margins attained on increased sales ($7.5 million), including the contribution from the Fabritech acquisition ($1.5 million), as well as decreases in legal fees ($4.0 million), partially offset by decreases in organic gross margin ($4.0 million) due in part to increased warranty reserves and increases in bad debt expense ($1.0 million). These same factors contributed to the increase in EBITDA year over year.

Aerospace Systems segment operating income as a percentage of segment sales increased slightly to 14.7% for the fiscal year ended March 31, 2011 as compared with 14.4% for the fiscal year ended March 31, 2010, due to decreases in selling, general and administrative expenses noted above, offset by the decreases in organic gross margin. The EBITDA margin remained relatively stable year over year.

Aftermarket Services: The Aftermarket Services segment net sales increased by $48.0 million, or 21.4%, to $272.7 million for the fiscal year ended March 31, 2011 from $224.7 million for the fiscal year ended March 31, 2010. The prior year period was negatively impacted by a decline in global commercial air traffic and airline inventory de-stocking resulting in lower demand for the repair and overhaul of auxiliary power units and the brokering of similar units. While we expect segment net sales to continue to experience growth over our prior fiscal year, it is unlikely it will continue at the current growth rates.

Aftermarket Services segment operating income increased by $17.6 million, or 156.3%, to $28.8 million for the fiscal year ended March 31, 2011 from $11.2 million for the fiscal year ended March 31, 2010. Operating income increased primarily due to increased sales volume. In addition, the sales volume increases improved our production efficiencies by increasing gross margins to 25.0% from 22.6% in the prior fiscal year. Also, the period was favorably impacted by the gain on sale of certain intellectual property ($0.7 million) and decreased salaries and benefits ($0.7 million) due to lower headcounts, as well as $0.3 million in expenses incurred to shut down a service facility in Austin, Texas in the prior period. These same factors contributed to the increase in EBITDA year over year, however the growth in EBITDA was less than the growth in operating income, as depreciation and amortization was lower in fiscal year 2011 versus fiscal year 2010.

Aftermarket Services segment operating income as a percentage of segment sales increased to 10.6% for the fiscal year ended March 31, 2011 as compared with 5.0% for the fiscal year ended March 31, 2010, due to the increase in sales volume and related efficiencies noted above which also caused the improvement in the EBITDA margin.

Business Segment Performance—Fiscal year ended March 31, 2010 compared to fiscal year ended March 31, 2009

	Year Ended March 31,		% Change	% of Total Sales	
	2010	2009		2010	2009
	(in thousands)				
NET SALES					
Aerostructures	$ 605,423	$ 523,526	15.6%	46.8%	42.2%
Aerospace Systems	473,409	469,995	0.7%	36.5%	37.9%
Aftermarket Services	224,663	254,638	(11.8)%	17.4%	20.5%
Elimination of inter-segment sales	(8,715)	(7,781)	12.0%	(0.7)%	(0.6)%
Total net sales	$1,294,780	$1,240,378	4.4%	100.0%	100.0%

	Year Ended March 31,		% Change	% of Segment Sales	
	2010	2009		2010	2009
	(in thousands)				
SEGMENT OPERATING INCOME					
Aerostructures	$102,271	$ 99,224	3.1%	16.9%	19.0%
Aerospace Systems	68,069	68,782	(1.0)%	14.4%	14.6%
Aftermarket Services	11,226	10,876	3.2%	5.0%	4.3%
Corporate	(26,285)	(26,968)	(2.5)%	n/a	n/a
Total segment operating income	$155,281	$151,914	2.2%	12.0%	12.2%

	Year Ended March 31,		% Change	% of Total Sales	
	2010	2009		2010	2009
EBITDA					
Aerostructures	$126,296	$118,702	6.4%	20.9%	22.7%
Aerospace Systems	84,873	84,088	0.9%	17.9%	17.9%
Aftermarket Services	24,081	24,391	(1.3)%	10.7%	9.6%
Corporate	(25,551)	(26,656)	(4.1)%	n/a	n/a
	$209,699	$200,525	4.6%	16.2%	16.2%

Aerostructures: The Aerostructures segment net sales increased by $81.9 million, or 15.6%, to $605.4 million for the fiscal year ended March 31, 2010 from $523.5 million for the fiscal year ended March 31, 2009. The acquisitions of Merritt and Mexmil contributed $97.8 million of increased net sales. Organic sales decreased by $15.8 million, or 3.0%, due to declines in the business jet and regional jet markets due to the overall economic conditions and major program delays; however, fiscal 2009 sales were negatively impacted by a strike at Boeing, our largest customer.

Aerostructures segment operating income increased by $3.1 million, or 3.1%, to $102.3 million for the fiscal year ended March 31, 2010 from $99.2 million for the fiscal year ended March 31, 2009. Operating income increased primarily due to contribution from the acquisitions of Merritt and Mexmil ($7.5 million), as well as decreases in compensation and benefits expenses ($1.7 million), legal expenses ($0.8 million) and bad debts ($0.4 million), offset by declines in organic sales as discussed above negatively impacting operating income by $4.6 million. The increase in EBITDA was slightly greater as there was higher depreciation and amortization expense resulting from the fiscal 2009 acquisitions. Depreciation and amortization expense is not included in EBITDA.

Aerostructures segment operating income as a percentage of segment sales decreased to 16.9% for the fiscal year ended March 31, 2011 as compared with 19.0% for the fiscal year ended March 31, 2010, due to lower margins from Merritt and Mexmil, as well as lower organic margins impacted by the decline in sales. These factors also caused the decline in the EBITDA margin.

Aerospace Systems: The Aerospace Systems segment net sales increased by $3.4 million, or 0.7%, to $473.4 million for the fiscal year ended March 31, 2010 from $470.0 million for the fiscal year ended March 31, 2009. The acquisitions of Saygrove, KA and Fabritech contributed $25.5 million of increased net sales. Organic sales decreased by $22.1 million due to declines in the business jet and regional jet markets due to the overall economic conditions and major program delays.

Aerospace Systems segment operating income decreased by $0.7 million, or 1.0%, to $68.1 million for the fiscal year ended March 31, 2010 from $68.8 million for the fiscal year ended March 31, 2009. Operating income decreased primarily due to declines in organic sales, which negatively impacted operating income by approximately $6.8 million. Those declines were offset by contributions from the above-mentioned acquisitions ($5.1 million), as well as decreases in bad debt expenses ($2.0 million), legal expenses ($0.4 million) and decreases in other general and administrative expenses.

Aerospace Systems segment operating income as a percentage of segment sales decreased to 14.4% for the fiscal year ended March 31, 2010 as compared with 14.6% for the fiscal year ended March 31, 2009, primarily due to the decrease in sales and gross margin.

Aerospace Systems EBITDA and EBITDA margin remained relatively stable year over year for the reasons noted herein since lower operating income in fiscal year 2010 as compared to fiscal year 2009 was offset by higher depreciation and amortization expense in fiscal year 2010, resulting from acquisitions completed in March 2009.

Aftermarket Services: The Aftermarket Services segment net sales decreased by $29.9 million, or 11.8%, to $224.7 million for the fiscal year ended March 31, 2010 from $254.6 million for the fiscal year ended March 31, 2009. This decrease was due to a decline in global commercial air traffic and airline inventory de-stocking resulting in lower demand for the repair and overhaul of auxiliary power units and the brokering of similar units.

Aftermarket Services segment operating income increased by $0.3 million, or 3.2%, to $11.2 million for the fiscal year ended March 31, 2010 from $10.9 million for the fiscal year ended March 31, 2009. Despite decreased sales volume as described above, operating income increased primarily due to charges recorded in the fiscal year ended March 31, 2009 for cost overruns and excess overhead at our Phoenix APU operations, contract terminations and changes in estimate under power-by-the hour ("PBH") contracts, offset by $0.3 million in expenses incurred to shut down a service facility in Austin, Texas in fiscal 2010. While the results of our Phoenix APU operations continued to improve in fiscal 2010, operating margins continued to be dilutive to the segment's results.

Aftermarket Services segment operating income as a percentage of segment sales increased to 5.0% for the fiscal year ended March 31, 2010 as compared with 4.3% for the fiscal year ended March 31, 2009, due to a decline in sales volume offset by improved results at the Phoenix APU operations.

Aftermarket Services realized modest EBITDA margin improvement as EBITDA remained flat while revenues declined.

Liquidity and Capital Resources

Our working capital needs are generally funded through cash flow from operations and borrowings under our credit arrangements. During the year ended March 31, 2011, we generated approximately $142.3 million of cash flow from operating activities, used approximately $433.7 million in investing activities and generated approximately $173.1 million in financing activities. Cash flows from operating activities included $134.8 million in pension contributions in fiscal 2011, compared to $1.7 million in fiscal 2010.

Cash flows from operations for the fiscal year ended March 31, 2011 decreased $28.4 million, or 16.7%, from the fiscal year ended March 31, 2010. Our cash flows from operations decreased despite an increase of $82.1 million in net income, due to excess funding above expense of our pension and other postretirement benefits plans of $124.3 million, $12.4 million of interest paid at closing on assumed debt from the acquisition of Vought and an increased use of cash related to inventory of $51.2 million driven by a decrease of $56.5 million due to the timing of advanced payments, partially offset by the reduction income taxes paid due to the utilization of the net operating loss carryforward acquired in the acquisition of Vought.

Cash flows used in investing activities for the fiscal year ended March 31, 2011 increased $371.2 million from the fiscal year ended March 31, 2010. Our cash flows used in investing activities increased due to the acquisition of Vought ($333.1 million), as well as increased capital expenditures of $58.4 million for our Mexican facility and Vought. Cash flows from financing activities for the fiscal year ended March 31, 2011 increased $138.8 million from the fiscal year ended March 31, 2010 in order to finance the acquisition of Vought.

On May 10, 2010, the Company entered into a credit agreement (the "Credit Facility"). The Credit Facility became available on June 16, 2010 in connection with the consummation of the acquisition of Vought. The Credit Facility replaced and refinanced the Company's Amended and Restated Credit Agreement dated as of August 14, 2009 (the "2009 Credit Agreement"), which agreement was terminated and all obligations thereunder paid in full upon the consummation of the acquisition of Vought.

Pursuant to the Credit Facility, the Company can borrow, repay and re-borrow revolving credit loans, and cause to be issued letters of credit, in an aggregate principal amount not to exceed $535.0 million outstanding at any time. The comparable limit under the 2009 Credit Agreement was $485.0 million. Approximately $148.6 million in loans were drawn under the Credit Facility in connection with the consummation of the acquisition of Vought. The Credit Facility bears interest at either: (i) LIBOR plus between 2.25% and 3.50%; (ii) the prime rate; or (iii) an overnight rate at the option of the Company. The applicable interest rate is based upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization. In addition, the Company is required to pay a commitment fee of between 0.300% and 0.500% on the unused portion of the Credit Facility. The Company's obligations under the Credit Facility are guaranteed by the Company's domestic subsidiaries.

The level of unused borrowing capacity under the Company's revolving Credit Facility varies from time to time depending in part upon its compliance with financial and other covenants set forth in the related agreement. The Credit Facility contains certain affirmative and negative covenants including limitations on specified levels of indebtedness to earnings before interest, taxes, depreciation and amortization, and interest coverage requirements, and includes limitations on, among other things, liens, mergers, consolidations, sales of assets, and incurrence of debt. The Company is currently in compliance with all such covenants. As of March 31, 2011, the Company had borrowing capacity under the Credit Facility of $409.9 million, after reductions for borrowings and letters of credit outstanding. Amounts repaid under the Credit Facility may be reborrowed.

In June 2010, the Company issued the 2018 Notes for $350.0 million in principal amount. The 2018 Notes were sold at 99.270% of principal amount for net proceeds of $347.5 million, and have an effective interest yield of 8.75%. Interest on the 2018 Notes is payable semi-annually in cash in arrears on January 15 and May 15 of each year. We used the net proceeds as partial consideration of the acquisition of Vought. In connection with the issuance of the 2018 Notes, the Company incurred approximately $7.3 million of costs, which were deferred and are being amortized on the effective interest method over the term of the notes.

Also in June 2010, the Company entered into a six-year Term Loan for $350.0 million in principal amount. The proceeds of the Term Loan, which were 99.500% of the principal amount, were used to consummate the acquisition of Vought. Borrowings under the Term Loan bear interest, at the Company's option, at either the base rate (subject to a 2.50% floor), plus a margin between 1.750% and 2.000%, or at the Eurodollar Rate (subject to a 1.50% floor), plus a margin driven by net leverage between 2.750% and 3.000%. In connection with the closing on the Term Loan, the Company incurred approximately $7.1 million of costs, which were deferred and are being amortized into expense over the term of the Term Loan.

In June 2010, the Company entered into an amended receivable securitization facility (the "Securitization Facility"), increasing the purchase limit from $125.0 million to $175.0 million. Under the Securitization Facility, the Company sells on a revolving basis certain accounts receivable to Triumph Receivables, LLC, a wholly-owned special purpose entity, which in turn sells a percentage ownership interest in the receivables to commercial paper conduits sponsored by financial institutions. The Company is the servicer of the accounts receivable under the Securitization Facility. As of March 31, 2011, the maximum amount available under the Securitization Facility was $166.7 million. The Securitization Facility is due to expire in June 2011. The Company has reached a verbal agreement to extend the Securitization Facility three years to June 2014, effective June 2011. Interest rates are based on prevailing market rates for short-term commercial paper plus a program fee and a commitment fee. The program fee is 0.50% on the amount outstanding under the Securitization Facility. Additionally, the commitment fee is 0.65% on 102% of the maximum amount available under the Securitization Facility. At March 31, 2011, there was $100.0 million outstanding under the Securitization Facility. The Company securitizes its accounts receivable, which are generally non-interest bearing, in transactions that are accounted for as borrowings pursuant to the *Transfers and Servicing* topic of the ASC. The agreement governing the Securitization Facility contains restrictions and covenants which include limitations on the making of certain restricted payments, creation of certain liens, and certain corporate acts such as mergers, consolidations and the sale of substantially all assets.

Cash flows from operations for the fiscal year ended March 31, 2010 increased $34.7 million, or 25.7%, from the fiscal year ended March 31, 2009. Our cash flows from operations increased despite a decrease of $20.2 million in net income, which included $5.8 million in additional non-cash charges for depreciation and amortization due to the fiscal 2009 acquisitions and $19.9 million in impairment charges within discontinued operations during the fiscal year ended March 31, 2010. The increase in cash flows resulted from continued improvements in our inventory management resulting in a source of cash of $30.2 million as compared to the use of cash of $7.7 million in the prior year period.

In the fourth quarter of fiscal 2010, the Company acquired Fabritech, Inc. (now Triumph Fabrications—St. Louis) and DCL Avionics, Inc. (now part of Triumph Instruments—Burbank), collectively, the "fiscal 2010 acquisitions." The total cash paid at closing for the fiscal 2010 acquisitions of $23.2 million was funded by cash from operations. The fiscal 2010 acquisitions provide for deferred and contingent payments of $0.1 million and $16.0 million, respectively. The fair value of the contingent payments is $2.9 million as of March 31, 2011.

In November 2009, the Company issued $175.0 million principal amount of 8% senior subordinated notes due 2017 (the "2017 Notes"). The 2017 Notes were sold at 98.558% of principal amount for net proceeds of $172.5 million, and have an effective interest rate of 8.25%. Interest on the 2017 Notes is payable semi-annually in cash in arrears on May 15 and November 15 of each year. In connection with the issuance of the 2017 Notes, the Company incurred approximately $4.4 million of costs, which were deferred and are being amortized on the effective interest method over the term of the notes.

During the year ended March 31, 2009, we generated approximately $135.0 million of cash flow from operating activities, used approximately $185.6 million in investing activities and generated approximately $52.1 million in financing activities. During the fiscal year ended March 31, 2009, our increased cash flow from operations was attributable to higher net income and an improved performance on working capital due to increased cash collections efforts, offset by timing of cash disbursements and utilization of inventory.

In March 2009, we acquired Merritt Tool Company, Inc. (now Triumph Structures—East Texas), Saygrove Defence & Aerospace Group Limited (now Triumph Actuation & Motion Control Systems—UK), the aviation segment of Kongsberg Automotive Holdings ASA (now Triumph Controls—UK and Triumph Controls—Germany) and The Mexmil Company, LLC (now Triumph Insulation Systems), collectively, the "fiscal 2009 acquisitions." No in-process research and development was attributed to the fiscal 2009 acquisitions. The total cash paid at closing for the fiscal 2009 acquisitions of $143.6 million was funded by borrowings under our Credit Facility. The fiscal 2009 acquisitions further provided for deferred payments of $3.5 million, of which $2.1 million and $1.4 million were paid in March 2010 and September 2010, respectively. The fiscal 2009 acquisitions also provided for contingent payments of $24.9 million, certain of which were contingent upon the achievement of specified earnings levels during the earnout period and another $8.0 million that was contingent upon entering into a specific customer contract and was paid in July 2010. The maximum earnout amounts payable in respect of fiscal 2011, 2012 and 2013 are $2.4 million, $10.6 million and $2.6 million, respectively. The contingent amounts have not been recorded as the contingencies have not been resolved and the consideration has not been paid.

Also in March 2009, we entered into a 7-year Master Lease Agreement (the "Leasing Facility") creating a capital lease of certain existing property and equipment, resulting in net proceeds of $58.5 million after deducting debt issuance costs of approximately $0.2 million. The net proceeds from the Leasing Facility were used to repay a portion of the outstanding indebtedness under our Credit Facility. The debt issuance costs have been recorded as other assets in the accompanying consolidated balance sheets and are being amortized over the term of the Leasing Facility. The Leasing Facility bears interest at a weighted-average fixed rate of 6.1% per annum.

During February 2008, we exercised existing authority to make stock repurchases and repurchased 220,000 shares of our outstanding shares under the program for an aggregate consideration of $12.3 million, funded by borrowings under our Credit Facility. In February 2008, the Company's Board of Directors then authorized an increase in our existing stock repurchase program by up to an additional 500,000 shares of our common stock. As a result, as of May 9, 2011, we remain able to purchase an additional 500,800 shares. Repurchases may be made from time to time in open market transactions, block purchases, privately negotiated transactions or otherwise at prevailing prices. No time limit has been set for completion of the program.

On September 18, 2006, we issued $201.3 million in Convertible Notes. The Notes are direct, unsecured, senior subordinated obligations of the Company, and rank (i) junior in right of payment to all of our existing and future senior indebtedness, (ii) equal in right of payment with any other future senior subordinated indebtedness, and (iii) senior in right of payment to all subordinated indebtedness.

The Company received net proceeds from the sale of the Convertible Notes of approximately $195.0 million after deducting offering expenses of approximately $6.3 million. The use of the net proceeds from the sale was for prepayment of our outstanding Senior Notes, including a "make whole" premium, fees and expenses in connection with the prepayment, and to repay a portion of the outstanding indebtedness under our Credit Facility. Approximately $6.3 million in debt issuance costs have been recorded as other assets in the accompanying consolidated balance sheets. Debt issuance costs are being amortized over a period of five years.

The Convertible Notes bear interest at a fixed rate of 2.625% per annum, payable in cash semi-annually in arrears on each April 1 and October 1 beginning April 1, 2007. During the period commencing on October 6, 2011 and ending on, but excluding, April 1, 2012 and each six-month period from October 1 to March 31 or from April 1 to September 30 thereafter, the Company will pay contingent interest during the applicable interest period if the average trading price of a note for the five consecutive trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals or exceeds 120% of the principal amount of the Convertible Notes. The contingent interest payable per note in respect of any six-month period will equal 0.25% per annum calculated on the average trading price of a note for the relevant five trading day period. This contingent interest feature represents an embedded derivative. Since it is in the control of the Company to call the Convertible Notes at any time after October 6, 2011, the value of the derivative was determined to be *de minimis*. Accordingly, no value has been assigned at issuance or at March 31, 2011.

The Convertible Notes mature on October 1, 2026 unless earlier redeemed, repurchased or converted. The Company may redeem the Notes for cash, either in whole or in part, anytime on or after October 6, 2011 at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but not including the date of redemption. In addition, holders of the Convertible Notes will have the right to require the Company to repurchase for cash all or a portion of their Convertible Notes on October 1, 2011, 2016 and 2021, at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to, but not including, the date of repurchase. The Convertible Notes are convertible into the Company's common stock at a rate equal to 18.3655 shares per $1,000 principal amount of the Convertible Notes (equal to an initial conversion price of approximately $54.45 per share), subject to adjustment as described in the Indenture. Upon conversion, the Company will deliver to the holder surrendering the Convertible Notes for conversion, for each $1,000 principal amount of Convertible Notes, an amount consisting of cash equal to the lesser of $1,000 and the Company's total conversion obligation and, to the extent that the Company's total conversion obligation exceeds $1,000, at the Company's election, cash or shares of the Company's common stock in respect of the remainder.

The Convertible Notes are eligible for conversion upon meeting certain conditions as provided in the indenture agreement. For the periods from January 1, 2011 through March 31, 2011, the Convertible Notes were eligible for conversion. In March 2011, the Company received notice of conversion from holders of $27.9 million in principal value of the Convertible Notes. These conversions were settled in April 2011 with the principal settled in cash and the conversion benefit settled through the issuance of 182,673 shares. In April 2011, the Company delivered a notice to holders of the Convertible Notes to the effect that, for at least 20 trading days during the 30 consecutive trading days preceding March 31, 2011, the closing price of the Company's common stock was greater than or equal to 130% of the conversion price of such notes on the last trading day. Under the terms of the Convertible Notes, the increase in the Company's stock price triggered a provision, which gave holders of the Convertible Notes a put option through March 31, 2011. Accordingly, the balance sheet classification of the Convertible Notes will be short term for as long as the put option remains in effect.

To be included in the calculation of diluted earnings per share, the average price of the Company's common stock for the fiscal year must exceed the conversion price per share of $54.45. The average price of the Company's stock for the fiscal year ended March 31, 2011 was $78.95. Accordingly, 1,020,448 additional shares were included in the diluted earnings per share calculation. The average price of the Company's stock for the fiscal years ended March 31, 2010 and March 31, 2009 was $46.68 and $46.49, respectively. Therefore, no additional shares were included in the diluted earnings per share calculations for those fiscal years.

If the Company undergoes a fundamental change, holders of the Convertible Notes will have the right, subject to certain conditions, to require the Company to repurchase for cash all or a portion of their Convertible Notes at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any.

During fiscal 2010, the Company paid $4.0 million to purchase $4.2 million in principal on the Convertible Notes, resulting in a reduction in the carrying amount of $3.8 million and a gain on extinguishment of less than $0.1 million. During fiscal 2009, we paid $15.4 million to purchase $18.0 million of principal on the Convertible Notes, resulting in a reduction in the carrying amount of $16.3 million and a gain on early extinguishment of $0.9 million.

The indentures under the Company's debt agreements and the Credit Facility contain restrictions and covenants which include limitations on the Company's ability to incur additional indebtedness, issue stock options or warrants, make certain restricted payments and acquisitions, create liens, enter into transactions with affiliates, sell substantial portions of its assets and pay cash dividends. Additional covenants require compliance with financial tests, including leverage and interest coverage ratio.

Capital expenditures were approximately $90.0 million for the fiscal year ended March 31, 2011 primarily for our Mexican facility and Vought. We funded these expenditures through borrowings under our Credit Facility. We expect capital expenditures and investments in new major programs of approximately $130.0 to $145.0 million for our fiscal year ending March 31, 2012. The expenditures are expected to be used mainly to expand capacity or replace old equipment at several facilities.

Our expected future cash flows for the next five years for long-term debt, leases and other obligations are as follows:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1 - 3 Years**	**4 - 5 Years**	**After 5 Years**
			(in thousands)		
Debt principal(1)	$1,320,605	$ 302,758	$ 32,214	$114,713	$870,920
Debt-interest(2)	329,581	52,898	93,963	91,104	91,616
Operating leases	93,439	28,231	27,168	19,088	18,952
Contingent payments(3)	29,206	—	29,206	—	—
Purchase obligations	1,156,782	887,844	268,555	383	—
Total	$2,929,613	$1,271,731	$451,106	$225,288	$981,488

(1) Included in the Company's consolidated balance sheet at March 31, 2011, plus discounts on Convertible Notes, Term Loan, 2017 Notes and 2018 Notes of $2.5 million, $1.5 million, $2.2 million and $2.4 million, respectively, being amortized to expense through September 2011, July 2016, November 2017 and July 2018, respectively. The table has not been adjusted for the extinguishment of the Term Loan in April 2011 in connection with amendment to Credit Facility, discussed below.

(2) Includes fixed-rate interest only.

(3) Includes unrecorded contingent payments in connection with the fiscal 2009 acquisitions.

The above table excludes unrecognized tax benefits of $6.9 million as of March 31, 2011 since we cannot predict with reasonable certainty the timing of cash settlements with the respective taxing authorities.

In addition to the financial obligations detailed in the table above, we also had obligations related to our benefit plans at March 31, 2011 as detailed in the following table. Our other postretirement benefits are not required to be funded in advance, so benefit payments are paid as they are incurred. Our expected net contributions and payments are included in the table below:

	Pension Benefits	Other Postretirement Benefits
	(in thousands)	
Benefit obligation at March 31, 2011	$2,022,561	$369,826
Plan assets at March 31, 2011	1,659,592	—
Projected contributions by fiscal year		
2012	117,900	36,375
2013	135,700	36,281
2014	104,400	34,921
2015	98,800	31,442
2016	34,600	31,310
Total 2012 - 2016	$ 491,400	$170,329

Current plan documents reserve our right to amend or terminate the plans at any time, subject to applicable collective bargaining requirements for represented employees.

We believe that cash generated by operations and borrowings under the Credit Facility will be sufficient to meet anticipated cash requirements for our current operations for the foreseeable future. However, we have a stated policy to grow through acquisitions and are continuously evaluating various acquisition opportunities. As a result, we currently are pursuing the potential purchase of a number of candidates. In the event that more than one of these transactions is successfully consummated, the availability under the Credit Facility might be fully utilized and additional funding sources may be needed. There can be no assurance that such funding sources will be available to us on terms favorable to us, if at all.

On April 5, 2011, the Company amended the Credit Facility with its lenders to (i) increase the availability under the Credit Facility to $850.0 million, with a $50.0 million accordion feature, from $535.0 million, (ii) extend the maturity date to April 5, 2016 and (iii) amend certain other terms and covenants, including a more favorable pricing grid. Using the availability under the Credit Facility, the Company immediately extinguished the Term Loan at face value of $350.0 million, plus accrued interest. The Company expects to record a pretax loss of approximately $7.7 million associated with these transactions during the first quarter of fiscal 2012 due to the write-off of our unamortized discounts and deferred financing fees on the Term Loan.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those accounting policies that can have a significant impact on the presentation of our financial condition and results of operations, and that require the use of complex and subjective estimates based upon past experience and management's judgment. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies applied in preparing our financial statements that management believes are the most dependent on the application of estimates and assumptions. For additional accounting policies, see Note 2 of "Notes to Consolidated Financial Statements."

Allowance for Doubtful Accounts

Trade receivables are presented net of an allowance for doubtful accounts. In determining the appropriate allowance, we consider a combination of factors, such as industry trends, our customers' financial strength and credit standing, and payment and default history. The calculation of the required allowance requires a judgment as to the impact of these and other factors on the ultimate realization of our trade receivables. We believe that these estimates are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are adjusted to actual amounts.

Inventories

The Company records inventories at the lower of cost or estimated net realizable value. Costs on long-term contracts and programs in progress represent recoverable costs incurred for production or contract-specific facilities and equipment, allocable operating overhead, advances to suppliers. Pursuant to contract provisions, agencies of the U.S. Government and certain other customers have title to, or a security interest in, inventories related to such contracts as a result of advances, performance-based payments, and progress payments. The Company reflects those advances and payments as an offset against the related inventory balances. The Company expenses general and administrative costs related to products and services provided essentially under commercial terms and conditions as incurred. The Company determines the costs of inventories by the first-in first-out or average cost methods, principally using standard costs which are adjusted at reasonable intervals.

Advance payments and progress payments received on contracts-in-process are first offset against related contract costs that are included in inventory, with any remaining amount reflected in current liabilities.

Revenue and Profit Recognition

Revenues are recognized in accordance with the contract terms when products are shipped, delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured.

A significant portion of our contracts are within the scope of Accounting Standards Codification ("ASC") 605-35 *Revenue—Construction-Type and Production-Type Contracts* and revenue and costs on contracts are recognized using percentage-of-completion method of accounting. Accounting for the revenue and profit on a contract requires estimates of (1) the contract value or total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract's scope of work and (3) the measurement of progress towards completion. Depending on the contract, we measure progress toward completion using either the cost-to-cost method or the units-of-delivery method, with the great majority measured under the units of delivery method.

- Under the cost-to-cost method, progress toward completion is measured as the ratio of total costs incurred to our estimate of total costs at completion. We recognize costs as incurred. Profit is determined based on our estimated profit margin on the contract multiplied by our progress toward completion. Revenue represents the sum of our costs and profit on the contract for the period.
- Under the units-of-delivery method, revenue on a contract is recorded as the units are delivered and accepted during the period at an amount equal to the contractual selling price of those units. The costs recorded on a contract under the units-of-delivery method are equal to the total costs at completion divided by the total units to be delivered. As our contracts can span multiple years, we often segment the contracts into production lots for the purposes of accumulating and allocating cost. Profit is recognized as the difference between revenue for the units delivered and the estimated costs for the units delivered.

Adjustments to original estimates for a contract's revenues, estimated costs at completion and estimated total profit are often required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of work required under the contract may not change, or if contract modifications occur. These estimates are also sensitive to the assumed rate of production. Generally, the longer it takes to complete the contract quantity, the more relative overhead that contract will absorb. The impact of revisions in cost estimates is recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period in which they become evident ("forward losses") and are first offset against costs that are included in inventory, with any remaining amount reflected in accrued contract liabilities in accordance with ASC 605-35. Revisions in contract estimates, if significant, can materially affect our results of operations and cash flows, as well as our valuation of inventory. Furthermore, certain contracts are combined or segmented for revenue recognition in accordance with ASC 605-35.

Amounts representing contract change orders or claims are only included in revenue when such change orders or claims have been settled with our customer and to the extent that units have been delivered. Additionally, some contracts may contain provisions for revenue sharing, price re-determination, requests for equitable adjustments, change orders or cost and/or performance incentives. Such amounts or incentives are included in contract value when the amounts can be reliably estimated and their realization is reasonably assured.

Although fixed-price contracts, which extend several years into the future, generally permit us to keep unexpected profits if costs are less than projected, we also bear the risk that increased or unexpected costs may reduce our profit or cause the Company to sustain losses on the contract. In a fixed-price contract, we must fully absorb cost overruns, not withstanding the difficulty of estimating all of the costs we will incur in performing these contracts and in projecting the ultimate level of revenue that may otherwise be achieved.

Our failure to anticipate technical problems, estimate delivery reductions, estimate costs accurately or control costs during performance of a fixed-price contract may reduce the profitability of a fixed-price contract or cause a loss. We believe we have recorded adequate provisions in the financial statements for losses on fixed-price contracts, but we cannot be certain that the contract loss provisions will be adequate to cover all actual future losses.

Included in net sales of the Aerostructures Group is the non-cash amortization of acquired contract liabilities recognized as fair value adjustments through purchase accounting of the acquisition of Vought. For the year ended March 31, 2011, we recognized $29.2 million into net sales in our consolidated statement of income.

The Aftermarket Services Group provides repair and overhaul services, certain of which are provided under long-term power-by-the-hour contracts, comprising approximately 5% of the segment's net sales. The Company applies the proportional performance method to recognize revenue under these contracts. Revenue is recognized over the contract period as units are delivered based on the relative value in proportion to the total estimated contract consideration. In estimating the total contract consideration, management evaluates the projected utilization of its customer's fleet over the term of the contract, in connection with the related estimated repair and overhaul servicing requirements to the fleet based on such utilization. Changes in utilization of the fleet by customers, among other factors, may have an impact on these estimates and require adjustments to estimates of revenue to be realized.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized; rather, they are tested for impairment on at least an annual basis. Additionally, intangible assets with finite lives continue to be amortized over their useful lives. Upon acquisition, critical estimates are made in valuing acquired intangible assets, which include but are not limited to: future expected cash flows from customer contracts, customer lists, and estimating cash flows from projects when completed; tradename and market position, as well as assumptions about the period of time that customer relationships will continue; and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from the assumptions used in determining fair values.

The Company's operating segments of Aerostructures, Aerospace Systems and Aftermarket Services are also its reporting units under ASC 350, *Intangibles—Goodwill and Other*. The Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer comprise the Company's

CODM. The Company's CODM evaluates performance and allocates resources based upon review of segment information. Each of the operating segments is comprised of a number of operating units which are considered to be components under ASC 350. The operating units, for which discrete financial information exists, are aggregated for purposes of goodwill impairment testing. The Company's acquisition strategy is to acquire companies that complement and enhance the capabilities of the operating segments of the Company. Each acquisition is assigned to either the Aerostructures reporting unit, the Aerospace Systems reporting unit or the Aftermarket Services reporting unit. The goodwill that results from each acquisition is also assigned to the reporting unit to which the acquisition is allocated, because it is that reporting unit which is intended to benefit from the synergies of the acquisition.

ASC 350 requires a two-step impairment test for goodwill and intangible assets with indefinite lives. The first step is to compare the carrying amount of the reporting unit's assets to the fair value of the reporting unit. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying amount exceeds the fair value, then the second step is required to be completed, which involves allocating the fair value of the reporting unit to each asset and liability, with the excess being implied goodwill. An impairment loss occurs if the amount of the recorded goodwill exceeds the implied goodwill. The determination of the fair value of our reporting units is based, among other things, on estimates of future operating performance of the reporting unit being valued. We are required to complete an impairment test for goodwill and intangible assets with indefinite lives and record any resulting impairment losses at least annually. Changes in market conditions, among other factors, may have an impact on these estimates and require interim impairment assessments.

We completed our required annual impairment test in the fourth quarter of fiscal 2011 and determined that there was no impairment. Our methodology for determining the fair value of a reporting unit includes the use of an income approach which discounts future net cash flows to their present value at a rate that reflects the Company's cost of capital, otherwise known as the discounted cash flow method ("DCF"). These estimated fair values are based on estimates of future cash flows of the businesses. Factors affecting these future cash flows include the continued market acceptance of the products and services offered by the businesses, the development of new products and services by the businesses and the underlying cost of development, the future cost structure of the businesses, and future technological changes. The Company also incorporated market multiples for comparable companies in determining the fair value of our reporting units. Any such impairment would be recognized in full in the reporting period in which it has been identified.

In the event that market multiples for stock price to EBITDA in the aerospace and defense markets decrease, or the expected EBITDA for our reporting units decreases, a goodwill impairment charge may be required, which would adversely affect our operating results and financial condition. No impairment charges have been incurred during the fiscal years ended March 31, 2011, 2010 or 2009.

As of March 31, 2011, we had a $425.0 million indefinite-lived intangible asset associated with the Vought tradename. We test this intangible for impairment by comparing the carrying value to the fair value determined based on current revenue projections of the related operations, under the relief from royalty method. Any excess carrying value over the amount of fair value represents the amount of impairment. A 5% decrease in projected revenues would have a significant impact on the carrying value of this asset and would likely result in an impairment.

Finite-lived intangible assets are amortized over their useful lives ranging from 5 to 30 years. We continually evaluate whether events or circumstances have occurred that would indicate that the remaining estimated useful lives of our long-lived assets, including intangible assets, may warrant revision or that the remaining balance may not be recoverable. Intangible assets are evaluated for indicators of impairment. When factors indicate that long-lived assets, including intangible assets, should be evaluated for possible impairment, an estimate of the related undiscounted cash flows over the remaining life of the long-lived assets, including intangible assets, is used to measure recoverability. Some of the more important factors we consider include our financial performance relative to our expected and historical performance, significant changes in the way we manage our operations, negative events that have occurred, and negative industry and economic trends. If any impairment is indicated, measurement of the impairment will be based on the difference between the carrying value and fair value of the asset, generally determined based on the present value of expected future cash flows associated with the use of the asset. For the fiscal years ended March 31, 2011, 2010 and 2009, there were no reductions to the remaining useful lives and no write-downs of long-lived assets, including intangible assets, were required.

Acquired Contract Liabilities, net

In connection with our acquisition of Vought, we assumed existing long-term contracts. Based on our review of these contracts, we concluded that the terms of certain contracts to be either more or less favorable than could be realized in market transactions as of the date of the acquisition. As a result, we recognized acquired contract liabilities, net of acquired contract assets of $124.5 million at the acquisition date based on the present value of the difference between the contractual cash flows of the executory contracts and the estimated cash flows had the contracts been executed at the acquisition date. The liabilities principally relate to long-term life of program contracts that were initially executed by Vought over 15 years ago, as well as loss contracts for which Vought had recognized significant pre-acquisition contract loss reserves. The acquired contract liabilities, net are being amortized as non-cash revenues over the terms of the respective contracts. In evaluating acquired contract liabilities, net, our analysis involved considerable management judgment and assumptions, including determining the market rates that would be received if the existing contracts were executed at the acquisition date and the comparability of similar contracts executed at the acquisition date. The Company recognized net amortization of contract liabilities of approximately $29.2 million in the fiscal year ended March 31, 2011, and such amount has been included in revenues in our results of operations. The balance of the liability as of March 31, 2011 is approximately $95.3 million and, based on the expected delivery schedule of the underlying contracts, the Company estimates annual amortization of the liability as follows 2012—$28.5 million; 2013—$23.8 million; 2014—$13.2 million; 2015—$8.0 million; 2016—$12.4 million.

Contingencies

In the acquisition of Vought, we identified certain pre-acquisition contingencies as of the acquisition date and have extended our review and evaluation of these contingencies throughout the measurement period (up to one year from the acquisition date) in order to obtain sufficient information to assess whether we include these contingencies as a part of the purchase price allocation and, if so, to determine the estimated amounts.

We have determined that certain pre-acquisition contingencies are probable in nature and estimable as of the acquisition date, based on the information accumulated to date, and we have recorded our best estimates for the contingencies as a part of the preliminary purchase price allocation. We have also recorded any associated indemnification asset. We will continue to gather information for and evaluate pre-acquisition contingencies throughout the measurement period and if we make changes to the amounts recorded or if we identify additional pre-acquisition contingencies during the measurement period, such amounts will be included in the purchase price allocation. Subsequent to the measurement period any such change will be reported in our results of operations.

Postretirement Plans

The liabilities and net periodic cost of our pension and other postretirement plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate, the expected long-term rate of asset return, the assumed average rate of compensation increase and rate of growth for medical costs. The actuarial assumptions used to calculate these costs are reviewed annually or when a remeasurement is necessary. Assumptions are based upon management's best estimates, after consulting with outside investment advisors and actuaries, as of the measurement date.

The assumed discount rate utilized is based on a point-in-time estimate as of our annual measurement date or as of remeasurement dates as needed. This rate is determined based upon a review of yield rates associated with long-term, high-quality corporate bonds as of the measurement date and use of models that discount projected benefit payments using the spot rates developed from the yields on selected long-term, high-quality corporate bonds. The effects of hypothetical changes in the discount rate for a single year may not be representative and may be asymmetrical or nonlinear for future years because of the application of the accounting corridor. The accounting corridor is a defined range within which amortization of net gains and losses is not required.

The assumed expected long-term rate of return on assets is the weighted-average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the Projected Benefit Obligation ("PBO"). The expected average long-term rate of return on assets is based principally on the counsel of our outside investment advisors. This rate is based on actual historical returns and anticipated long-term performance of individual asset classes with consideration given to the related investment strategy. This rate is utilized principally in calculating the expected return on plan assets component of the annual pension expense. To the extent the actual rate of return on assets realized over the course of a year differs from the assumed rate, that year's annual pension expense is not affected. The gain or loss reduces or increases future pension expense over the average remaining service period of active plan participants expected to receive benefits.

The assumed average rate of compensation increase represents the average annual compensation increase expected over the remaining employment periods for the participating employees. This rate is utilized principally in calculating the PBO and annual pension expense.

In addition to our defined benefit pension plans, we provide certain healthcare and life insurance benefits for some retired employees. Such benefits are unfunded as of March 31, 2011. Employees achieve eligibility to participate in these contributory plans upon retirement from active service if they meet specified age and years of service requirements. Election to participate for eligible employees must be made at the date of retirement. Qualifying dependents at the date of retirement are also eligible for medical coverage. Current plan documents reserve our right to amend or terminate the plans at any time, subject to applicable collective bargaining requirements for represented employees. From time to time, we have made changes to the benefits provided to various groups of plan participants. Premiums charged to most retirees for medical coverage prior to age 65 are based on years of service and are adjusted annually for changes in the cost of the plans as determined by an independent actuary. In addition to this medical inflation cost-sharing feature, the plans also have provisions for deductibles, co-payments, coinsurance percentages, out-of-pocket limits, schedules of reasonable fees, preferred provider networks, coordination of benefits with other plans, and a Medicare carve-out.

In accordance with the *Compensation—Retirement Benefits* topic of the ASC, we recognized the funded status of our benefit obligation. This funded status is remeasured as of our annual remeasurement date. The funded status is measured as the difference between the fair value of the plan's assets and the PBO or accumulated postretirement benefit obligation of the plan. In order to recognize the funded status, we determined the fair value of the plan assets. The majority of our plan assets are publicly traded investments which were valued based on the market price as of the date of remeasurement. Investments that are not publicly traded were valued based on the estimated fair value of those investments as of the remeasurement date based on our evaluation of data from fund managers and comparable market data.

The Company periodically experiences events or makes changes to its benefit plans that result in special charges. Some require remeasurements. The following summarizes the key events whose effects on our net periodic benefit cost and obligations that occurred during the fiscal year ended March 31, 2011:

- In October 2010, the Company's largest union-represented group of production and maintenance employees ratified a new collective bargaining agreement. The agreement provided for an increase in the pension benefits payable to covered employees who retire on or after November 1, 2010. The aforementioned changes led to a remeasurement of the affected plan's assets and obligations as of October 2010, which resulted in a $31.8 million increase in the projected benefit obligation.
- In February 2011, the Company announced an amendment to the medical plans of its non-represented participants. The amendment eliminates pre-Medicare health coverage for all active and retired participants beginning in 2014. Those changes resulted in a reduction to the accumulated postretirement benefit obligation for the OPEB plan of $27.2 million.
- In March 2011, the Company announced an amendment to the retirement plans of its non-represented employee participants. Effective April 1, 2012, actively employed participants through December 31, 2011 may elect a lump-sum distribution option upon retirement. Those changes resulted in a reduction to the projected and accumulated pension obligation for the plan of approximately $118.0 million.

Pension expense for the fiscal year ended March 31, 2011 was $18.8 million compared with $1.0 million for the fiscal year ended March 31, 2010 and $1.1 million for the fiscal year ended March 31, 2009. For the fiscal year ending March 31, 2012, the Company expects to recognize pension income of approximately $14.0 million. The significant decline in expected pension expense in fiscal year 2012 results principally from the plan amendments noted above and asset performance in fiscal year 2011 exceeding the expected long-term rate of return on plan assets.

Recently Issued Accounting Pronouncements

Accounting standards updates effective after March 31, 2011, are not expected to have a significant effect on the Company's consolidated financial position or results of operations.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating to our future operations and prospects, including statements that are based on current projections and expectations about the markets in which we operate, and management's beliefs concerning future performance and capital requirements based upon current available information. Such statements are based on management's beliefs as well as assumptions made by and information currently available to management. When used in this document, words like "may," "might," "will," "expect," "anticipate," "believe," "potential," and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from management's current expectations. For example, there can be no assurance that additional capital will not be required or that additional capital, if required, will be available on reasonable terms, if at all, at such times and in such amounts as may be needed by us. In addition to these factors, among other factors that could cause actual results to differ materially, are uncertainties relating to the integration of acquired businesses, including without limitation Vought, general economic conditions affecting our business segments, dependence of certain of our businesses on certain key customers, the risk that we will not realize all of the anticipated benefits from the acquisition of Vought as well as competitive factors relating to the aerospace industry. For a more detailed discussion of these and other factors affecting us, see the risk factors described in "Item 1A. Risk Factors."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Our primary exposure to market risk consists of changes in interest rates on borrowings. An increase in interest rates would adversely affect our operating results and the cash flow available after debt service to fund operations and expansion. In addition, an increase in interest rates would adversely affect our ability to pay dividends on our common stock, if permitted to do so under certain of our debt arrangements, including the Credit Facility. We manage exposure to interest rate fluctuations by optimizing the use of fixed and variable rate debt. As of March 31, 2011, approximately 59% of our debt is fixed-rate debt. Our financing policy states that we generally maintain between 50% and 75% of our debt as fixed-rate debt. In March 2008, the Company entered into a thirty-nine month interest rate swap to exchange floating rate for fixed rate interest payments to hedge against interest rate changes on $85.0 million of the Company's variable-rate debt. The Company utilizes the swap to provide protection to meet actual exposures and does not speculate in derivatives. The net effect of the spread between the floating-rate (30-day LIBOR) and the fixed-rate (2.925%) will be reflected as an adjustment to interest expense in the period incurred. In December 2009, the Company elected to de-designate the interest rate swap as a hedge. For the fiscal year ended March 31, 2011, $2.3 million of losses were reclassified into earnings from accumulated other comprehensive income. The Company estimates that $0.3 million of losses presently in accumulated other comprehensive income will be reclassified into earnings during fiscal year 2012. The information below summarizes our market risks associated with debt obligations and should be read in conjunction with Note 10 of "Notes to Consolidated Financial Statements."

The following table presents principal cash flows and the related interest rates. Fixed interest rates disclosed represent the weighted-average rate as of March 31, 2011. Variable interest rates disclosed fluctuate with the LIBOR, federal funds rates and other weekly rates and represent the weighted-average rate at March 31, 2011.

Expected Years of Maturity

	Next 12 Months	13 - 24 Months	25 - 36 Months	37 - 48 Months	49 - 60 Months	Thereafter	Total
Fixed-rate cash flows (in thousands)	$199,258	$12,636	$12,578	$11,167	$11,546	$537,992	$785,177
Weighted-average interest rate (%)	7.37	8.16	8.21	8.26	8.31	8.30	
Variable-rate cash flows (in thousands)	$103,500	$ 3,500	$ 3,500	$88,500	$ 3,500	$332,928	$535,428
Weighted-average interest rate (%)	3.57	4.20	4.19	4.19	4.49	4.49	

There are no other significant market risk exposures.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Triumph Group, Inc.

We have audited the accompanying consolidated balance sheets of Triumph Group, Inc. as of March 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2011. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Triumph Group, Inc. at March 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Triumph Group, Inc.'s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 17, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
May 17, 2011

TRIUMPH GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

	March 31, 2011	March 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 39,328	$ 157,218
Trade and other receivables, less allowance for doubtful accounts of $3,196 and $4,276	369,491	214,497
Inventories, net of unliquidated progress payments of $138,206 and $12,701	781,714	350,865
Rotable assets	26,607	25,587
Prepaid expenses and other	18,141	18,455
Assets held for sale	4,574	5,051
Total current assets	1,239,855	771,673
Property and equipment, net	734,879	328,694
Goodwill	1,545,541	490,654
Intangible assets, net	859,620	83,165
Deferred income taxes, noncurrent	51,578	—
Other, net	38,764	18,392
Total assets	$4,470,237	$1,692,578
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 300,252	$ 91,929
Accounts payable	262,716	92,852
Accrued expenses	320,354	98,582
Deferred income taxes	78,793	—
Liabilities related to assets held for sale	431	899
Total current liabilities	962,546	284,262
Long-term debt, less current portion	1,011,752	413,851
Accrued pension and other postretirement benefits, noncurrent	680,754	1,397
Deferred income taxes, noncurrent	20	114,187
Other noncurrent liabilities	180,442	18,195
Temporary equity	2,506	—
Stockholders' equity:		
Common stock, $.001 par value, 100,000,000 shares authorized, 24,345,303 and 16,817,931 shares issued, 24,256,711 and 16,673,254 outstanding	24	17
Capital in excess of par value	819,222	314,870
Treasury stock, at cost, 88,592 and 144,677 shares	(5,085)	(7,921)
Accumulated other comprehensive income	120,471	705
Retained earnings	697,585	553,015
Total stockholders' equity	1,632,217	860,686
Total liabilities and stockholders' equity	$4,470,237	$1,692,578

See notes to consolidated financial statements.

TRIUMPH GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year ended March 31,		
	2011	2010	2009
Net sales	$2,905,348	$1,294,780	$1,240,378
Operating costs and expenses:			
Cost of sales (exclusive of depreciation shown separately below)	2,231,864	927,211	877,744
Selling, general and administrative	238,889	157,870	162,109
Depreciation and amortization	99,657	54,418	48,611
Acquisition and integration expenses	20,902	—	—
	2,591,312	1,139,499	1,088,464
Operating income	314,036	155,281	151,914
Interest expense and other	79,559	28,865	16,929
Gain on early extinguishment of debt	—	(39)	(880)
Income from continuing operations before income taxes	234,477	126,455	135,865
Income tax expense	82,066	41,167	43,124
Income from continuing operations	152,411	85,288	92,741
Loss from discontinued operations, net	(2,512)	(17,526)	(4,745)
Net income	$ 149,899	$ 67,762	$ 87,996
Earnings per share—basic:			
Income from continuing operations	$ 6.77	$ 5.18	$ 5.66
Loss from discontinued operations, net	(0.11)	(1.06)	(0.29)
Net income	$ 6.66	$ 4.12	$ 5.37
Weighted-average common shares outstanding—basic	22,503	16,459	16,384
Earnings per share—diluted:			
Income from continuing operations	$ 6.42	$ 5.12	$ 5.59
Loss from discontinued operations, net	(0.11)	(1.05)	(0.29)
Net income	$ 6.31	$ 4.07	$ 5.30
Weighted-average common shares outstanding—diluted	23,744	16,666	16,584

See notes to consolidated financial statements.

TRIUMPH GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Outstanding Shares	Common Stock All Classes	Capital in Excess of Par Value	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at March 31, 2008	16,517,374	$16	$307,922	$(12,003)	$ 2,950	$407,551	$ 706,436
Net income						87,996	87,996
Foreign currency translation adjustment	—	—	—	—	(2,927)	—	(2,927)
Pension liability adjustment, net of income taxes of ($253)	—	—	—	—	(431)	—	(431)
Change in fair value of interest rate swap, net of income tax of ($1,073)	—	—	—	—	(1,825)	—	(1,825)
Adoption of EITF 06-10	—	—	—	—	—	(2,965)	(2,965)
Gain on early extinguishment of debt	—	—	362	—	—	(85)	277
Exercise of stock options	37,333	—	(275)	2,218	—	(714)	1,229
Cash dividends ($0.16 per share)	—	—	—	—	—	(2,652)	(2,652)
Share-based compensation	34,860	—	3,180	—	—	—	3,180
Excess tax benefit from exercise of stock options	—	—	245	—	—	—	245
Balance at March 31, 2009	16,589,567	16	311,434	(9,785)	(2,233)	489,131	788,563
Net income	—	—	—	—	—	67,762	67,762
Foreign currency translation adjustment	—	—	—	—	2,215	—	2,215
Pension liability adjustment, net of income taxes of ($10)	—	—	—	—	(17)	—	(17)
Change in fair value of interest rate swap, net of income taxes of $221	—	—	—	—	740	—	740
Gain on early extinguishment of debt	—	—	11	—	—	(39)	(28)
Exercise of stock options	41,611	—	—	2,334	—	(1,173)	1,161
Cash dividends ($0.16 per share)	—	—	—	—	—	(2,666)	(2,666)
Share-based compensation	53,947	1	3,219	—	—	—	3,220
Repurchase of restricted shares for minimum tax obligation	(11,871)	—	—	(470)	—	—	(470)
Excess tax benefit from exercise of stock options	—	—	206	—	—	—	206
Balance at March 31, 2010	16,673,254	17	314,870	(7,921)	705	553,015	860,686
Net income	—	—	—	—	—	149,899	149,899
Foreign currency translation adjustment	—	—	—	—	3,798	—	3,798
Pension liability adjustment, net of income taxes of $70,349	—	—	—	—	114,780	—	114,780
Change in fair value of interest rate swap, net of income taxes of $698	—	—	—	—	1,188	—	1,188
Vought acquisition consideration	7,496,165	7	504,860	—	—	—	504,867
Reclassification adjustment to temporary equity for exercisable put on convertible debt	—	—	(2,506)	—	—	—	(2,506)
Exercise of stock options	80,276	—	—	4,639	—	(1,755)	2,884
Cash dividends ($0.16 per share)	—	—	—	—	—	(3,574)	(3,574)
Share-based compensation	32,971	—	1,907	—	—	—	1,907
Repurchase of restricted shares for minimum tax obligation	(25,955)	—	(59)	(1,803)	—	—	(1,862)
Excess tax benefit from exercise of stock options	—	—	150	—	—	—	150
Balance at March 31, 2011	24,256,711	$24	$819,222	$ (5,085)	$120,471	$697,585	$1,632,217

See notes to consolidated financial statements.

TRIUMPH GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year ended March 31,		
	2011	2010	2009
Operating Activities			
Net income	$ 149,899	$ 67,762	$ 87,996
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	99,657	54,418	48,611
Amortization of acquired contract liability	(29,214)	—	—
Gain on early extinguishment of debt	—	(39)	(880)
Accretion of debt discount	7,609	6,196	6,207
Other amortization included in interest expense	4,205	1,951	1,685
Provision for doubtful accounts receivable	152	773	2,406
Provision for deferred income taxes	80,732	7,524	12,786
Employee stock compensation	3,622	3,220	3,180
Changes in other current assets and liabilities, excluding the effects of acquisitions:			
Accounts receivable	(15,875)	(6,172)	10,478
Inventories	(21,045)	30,192	(7,719)
Rotable assets	(1,021)	65	(2,260)
Prepaid expenses and other current assets	13,411	(3,822)	1,066
Accounts payable, accrued expenses and income taxes payable	(25,780)	(15,742)	(23,467)
Accrued pension and other postretirement benefits	(124,339)	—	—
Changes in discontinued operations	7	21,773	(3,236)
Other	284	1,549	(1,856)
Net cash provided by operating activities	142,304	169,648	134,997
Investing Activities			
Capital expenditures	(90,025)	(31,665)	(45,421)
Proceeds from sale of assets	4,213	615	881
Acquisitions, net of cash acquired	(347,912)	(31,493)	(141,073)
Net cash used in investing activities	(433,724)	(62,543)	(185,613)
Financing Activities			
Net increase (decrease) in revolving credit facility	85,000	(127,730)	(66,020)
Proceeds from issuance of long-term debt	846,105	172,988	78,282
Proceeds from equipment leasing facility and other capital leases	—	13,942	58,734
Retirement of debt and capital lease obligations	(731,168)	(13,811)	(16,521)
Payment of deferred financing costs	(22,790)	(8,344)	(1,187)
Dividends paid	(3,574)	(2,666)	(2,652)
Repayment of governmental grant	(1,695)	—	—
Repurchase of restricted shares for minimum tax obligations	(1,861)	(470)	—
Proceeds from exercise of stock options, including excess tax benefit of $150, $206, and $245 in 2011, 2010, and 2009	3,034	1,367	1,474
Net cash provided by financing activities	173,051	35,276	52,110
Effect of exchange rate changes on cash	479	359	(754)
Net change in cash and cash equivalents	(117,890)	142,740	740
Cash and cash equivalents at beginning of year	157,218	14,478	13,738
Cash and cash equivalents at end of year	$ 39,328	$ 157,218	$ 14,478

See notes to consolidated financial statements.

TRIUMPH GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Year ended March 31,		
	2011	2010	2009
Net income	$149,899	$67,762	$87,996
Other comprehensive income (loss):			
Foreign currency translation adjustment	3,798	2,215	(2,927)
Pension and postretirement adjustments, net of income taxes of $70,349, ($10) and ($253), respectively	114,780	(17)	(431)
Change in fair value of cash flow hedge, net of income taxes of $698, $221 and ($1,073), respectively	1,188	740	(1,825)
Total other comprehensive income (loss)	119,766	2,938	(5,183)
Total comprehensive income	$269,665	$70,700	$82,813

See notes to consolidated financial statements.

TRIUMPH GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

1. BACKGROUND AND BASIS OF PRESENTATION

Triumph Group, Inc. ("Triumph") is a Delaware corporation which, through its operating subsidiaries, designs, engineers, manufactures and sells products for the global aerospace original equipment manufacturers ("OEMs") of aircraft and aircraft components and repairs and overhauls aircraft components and accessories for commercial airline, air cargo carrier and military customers on a worldwide basis. Triumph and its subsidiaries (collectively, the "Company") is organized based on the products and services that it provides. Under this organizational structure, the Company has three reportable segments: the Aerostructures Group, the Aerospace Systems Group and the Aftermarket Services Group.

The Aerostructures segment consists of the Company's operations that manufacture products primarily for the aerospace OEM market. The Aerostructures segment's revenues are derived from the design, manufacture, assembly and integration of metallic and composite aerostructures and structural components, including aircraft wings, fuselage sections, tail assemblies, engine nacelles, flight control surfaces, and helicopter cabins. Further, the segment's operations also design and manufacture composite assemblies for floor panels and environmental control system ducts. These products are sold to various aerospace OEMs on a global basis.

The Aerospace Systems segment consists of the Company's operations that also manufacture products primarily for the aerospace OEM market. The segment's operations design and engineer mechanical and electromechanical controls, such as hydraulic systems, main engine gearbox assemblies, accumulators, mechanical control cables and non-structural cockpit components. These products are sold to various aerospace OEMs on a global basis.

The Aftermarket Services segment consists of the Company's operations that provide maintenance, repair and overhaul services to both commercial and military markets on components and accessories manufactured by third parties. Maintenance, repair and overhaul revenues are derived from services on auxiliary power units, airframe and engine accessories, including constant-speed drives, cabin compressors, starters and generators, and pneumatic drive units. In addition, the segment's operations repair and overhaul thrust reversers, nacelle components and flight control surfaces. The segment's operations also perform repair and overhaul services and supply spare parts for various types of cockpit instruments and gauges for a broad range of commercial airlines on a worldwide basis.

Repair services generally involve the replacement of parts and/or the remanufacture of parts, which is similar to the original manufacture of the part. The processes that the Company performs related to repair and overhaul services are essentially the repair of wear parts or replacement of parts that are beyond economic repair. The repair service generally involves remanufacturing a complete part or a component of a part.

As discussed in Note 3, on June 16, 2010, the Company completed the acquisition of Vought Aircraft Industries, Inc. ("Vought"). The Company's fiscal 2011 consolidated financial statements are inclusive of Vought's operations from June 16, 2010 through March 31, 2011. Management believes that the acquisition of Vought establishes the Company as a leading global manufacturer of aerostructures for commercial, military and business jet aircraft. Strategically, the acquisition of Vought substantially increases the Company's design capabilities and provides further diversification across customers and programs, as well as exposure to new growth platforms.

(Dollars in thousands, except per share data)

1. BACKGROUND AND BASIS OF PRESENTATION (Continued)

The accompanying consolidated financial statements include the accounts of Triumph and its subsidiaries. Intercompany accounts and transactions have been eliminated from the consolidated financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications have been made to prior-year amounts in order to conform to the current-year presentation related to the classification of advanced payments under long-term contracts and the completion of measurement period adjustments for the acquisition of Fabritech (Note 3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase. Fair value of cash equivalents approximates carrying value.

Trade and Other Receivables, net

Trade and other receivables are recorded net of an allowance for doubtful accounts. Trade and other receivables include amounts billed and currently due from customers, amounts currently due but unbilled, certain estimated contract changes and amounts retained by the customer pending contract completion. Unbilled amounts are usually billed and collected within one year. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company records the allowance for doubtful accounts based on prior experience and for specific collectibility matters when they arise. The Company writes off balances against the reserve when collectibility is deemed remote. The Company's trade and other receivables are exposed to credit risk; however, the risk is limited due to the diversity of the customer base.

Trade and other receivables, net comprised of the following:

	March 31,	
	2011	2010
Billed	$339,823	$206,632
Unbilled	12,886	6,405
Total trade receivables	352,709	213,037
Other receivables	19,978	5,736
Total trade and other receivables	372,687	218,773
Less: Allowance for doubtful accounts	(3,196)	(4,276)
Total trade and other receivables, net	$369,491	$214,497

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

The Company records inventories at the lower of cost or estimated net realizable value. Costs on long-term contracts and programs in progress represent recoverable costs incurred for production or contract-specific facilities and equipment, allocable operating overhead, advances to suppliers. Pursuant to contract provisions, agencies of the U.S. Government and certain other customers have title to, or a security interest in, inventories related to such contracts as a result of advances, performance-based payments, and progress payments. The Company reflects those advances and payments as an offset against the related inventory balances. The Company expenses general and administrative costs related to products and services provided essentially under commercial terms and conditions as incurred. The Company determines the costs of inventories by the first-in first-out or average cost methods, principally using standard costs which are adjusted at reasonable intervals.

Advance Payments and Progress Payments

Advance payments and progress payments received on contracts-in-process are first offset against related contract costs that are included in inventory, with any excess amount reflected in current liabilities under the Accrued expenses caption.

Property and Equipment

Property and equipment, which includes equipment under capital lease and leasehold improvements, are recorded at cost and depreciated over the estimated useful lives of the related assets, or the lease term if shorter in the case of leasehold improvements, by the straight-line method. Buildings and improvements are depreciated over a period of 15 to 39½ years, and machinery and equipment are depreciated over a period of 7 to 15 years (except for furniture, fixtures and computer equipment which are depreciated over a period of 3 to 10 years).

Goodwill and Intangible Assets

The Company accounts for purchased goodwill and intangible assets in accordance with Accounting Standards Codification ("ASC") 350, *Intangibles—Goodwill and Other*. Under ASC 350, purchased goodwill and intangible assets with indefinite lives are not amortized; rather, they are tested for impairment on at least an annual basis. Intangible assets with finite lives are amortized over their useful lives. Upon acquisition, critical estimates are made in valuing acquired intangible assets, which include but are not limited to: future expected cash flows from customer contracts, customer lists, and estimating cash flows from projects when completed; tradename and market position, as well as assumptions about the period of time that customer relationships will continue; and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from the assumptions used in determining the fair values.

The Company's operating segments of Aerostructures, Aerospace Systems and Aftermarket Services are also its reporting units. The Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer comprise the Company's Chief Operating Decision Maker ("CODM"). The Company's CODM evaluates performance and allocates resources based upon review of segment

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

information. Each of the operating segments is comprised of a number of operating units which are considered to be components. The operating units, for which discrete financial information exists, are aggregated for purposes of goodwill impairment testing. The Company's acquisition strategy is to acquire companies that complement and enhance the capabilities of the operating segments of the Company. Each acquisition is assigned to either the Aerostructures reporting unit, the Aerospace Systems reporting unit or the Aftermarket Services reporting unit. The goodwill that results from each acquisition is also assigned to the reporting unit to which the acquisition is allocated, because it is that reporting unit which is intended to benefit from the synergies of the acquisition.

In order to test goodwill and intangible assets with indefinite lives, a determination of the fair value of the Company's reporting units and intangible assets with indefinite lives is required and is based, among other things, on estimates of future operating performance of the reporting unit and/or the component of the entity being valued. The Company is required to complete an impairment test for goodwill and intangible assets with indefinite lives and record any resulting impairment losses at least on an annual basis. Changes in market conditions, among other factors, may have an impact on these estimates and require interim impairment assessments. The Company completed its required annual impairment test in the fourth quarter of fiscal 2011 and determined that there was no impairment. The Company's methodology for determining the fair value of a reporting unit includes the use of an income approach which discounts future net cash flows to their present value at a rate that reflects the Company's cost of capital, otherwise known as the discounted cash flow method ("DCF"). These estimated fair values are based on estimates of future cash flows of the businesses. Factors affecting these future cash flows include the continued market acceptance of the products and services offered by the businesses, the development of new products and services by the businesses and the underlying cost of development, the future cost structure of the businesses, and future technological changes. The Company also incorporated market multiples for comparable companies in determining the fair value of the Company's reporting units. In the event that valuations in the aerospace and defense markets decrease, or the expected EBITDA for the Company's reporting units decreases, a goodwill impairment charge may be required, which would adversely affect the Company's operating results and financial condition. Any such impairment would be recognized in full in the reporting period in which it has been identified. The Company completed its required annual impairment tests in the fourth quarters of fiscal 2011, 2010 and 2009 and determined that there was no impairment.

As of March 31, 2011, the Company had a $425,000 indefinite-lived intangible asset associated with the Vought tradename. The Company tests this intangible for impairment by comparing the carrying value to the fair value determined based on current revenue projections of the related operations, under the relief from royalty method. Any excess carrying value over the amount of fair value represents the amount of impairment. A 5% decrease in projected revenues would have a significant impact on the carrying value of this asset and would likely result in an impairment.

Finite-lived intangible assets are amortized over their useful lives ranging from 5 to 30 years. The Company continually evaluates whether events or circumstances have occurred that would indicate that the remaining estimated useful lives of long-lived assets, including intangible assets, may warrant revision or that the remaining balance may not be recoverable. Intangible assets are evaluated for indicators of impairment. When factors indicate that long-lived assets, including intangible assets, should be evaluated for possible impairment, an estimate of the related undiscounted cash flows over

(Dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the remaining life of the long-lived assets, including intangible assets, is used to measure recoverability. Some of the more important factors management considers include the Company's financial performance relative to expected and historical performance, significant changes in the way the Company manages its operations, negative events that have occurred, and negative industry and economic trends. If any impairment is indicated, measurement of the impairment will be based on the difference between the carrying value and fair value of the asset, generally determined based on the present value of expected future cash flows associated with the use of the asset. For the fiscal years ended March 31, 2011, 2010 and 2009, exclusive of the charges recorded in connection with discontinued operations, there were no reductions to the remaining useful lives and no write-downs of long-lived assets, including intangible assets, were required.

Deferred Financing Costs

Financing costs are deferred and amortized to Interest expense and other in the accompanying Consolidated Statements of Income over the related financing period using the effective interest method or the straight-line method when it does not differ materially from the effective interest method. Deferred financing costs, net of accumulated amortization of $23,384 and $9,381, respectively, are recorded in Other, net in the accompanying Consolidated Balance Sheets as of March 31, 2011 and 2010. Make-whole payments in connection with early debt retirements are classified as cash flows used in investing activities.

Acquired Contract Liabilities, net

In connection with the acquisition of Vought, we assumed existing long-term contracts. Based on review of these contracts, the Company concluded that the terms of certain contracts to be either more or less favorable than could be realized in market transactions as of the date of the acquisition. As a result, the Company recognized acquired contract liabilities, net of acquired contract assets of $124,548 at the acquisition date based on the present value of the difference between the contractual cash flows of the executory contracts and the estimated cash flows had the contracts been executed at the acquisition date. The liabilities principally relate to long-term life of program contracts that were initially executed by Vought over 15 years ago, as well as loss contracts for which Vought had recognized significant pre-acquisition contract loss reserves. The acquired contract liabilities, net are being amortized as non-cash revenues over the terms of the respective contracts. In evaluating acquired contract liabilities, net, the Company's analysis involved considerable management judgment and assumptions, including determining the market rates that would be received if the existing contracts were executed at the acquisition date and the comparability of similar contracts executed at the acquisition date. The Company recognized net amortization of contract liabilities of approximately $29,214 in the fiscal year ended March 31, 2011, and such amount has been included in revenues in results of operations. The balance of the liability as of March 31, 2011 is approximately $95,334 and, based on the expected delivery schedule of the underlying contracts, the Company estimates annual amortization of the liability as follows 2012—$28,462; 2013—$23,813; 2014—$13,184; 2015—$8,009; 2016—$12,443.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenues are generally recognized in accordance with the contract terms when products are shipped, delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured. The Company's policy with respect to sales returns and allowances generally provides that the customer may not return products or be given allowances, except at the Company's option. Accruals for sales returns, other allowances and estimated warranty costs are provided at the time of shipment based upon past experience.

A significant portion of the Company's contracts are within the scope of Accounting Standards Codification ("ASC") 605-35 *Revenue—Construction-Type and Production-Type Contracts* and revenue and costs on contracts are recognized using the percentage-of-completion method of accounting. Accounting for the revenue and profit on a contract requires estimates of (1) the contract value or total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract's scope of work and (3) the measurement of progress towards completion. Depending on the contract, the Company measures progress toward completion using either the cost-to-cost method or the units-of-delivery method, with the great majority measured under the units of delivery method.

- Under the cost-to-cost method, progress toward completion is measured as the ratio of total costs incurred to estimated total costs at completion. Costs are recognized as incurred. Profit is determined based on estimated profit margin on the contract multiplied by progress toward completion. Revenue represents the sum of costs and profit on the contract for the period.
- Under the units-of-delivery method, revenue on a contract is recorded as the units are delivered and accepted during the period at an amount equal to the contractual selling price of those units. The costs recorded on a contract under the units-of-delivery method are equal to the total costs at completion divided by the total units to be delivered. As contracts can span multiple years, the Company often segments the contracts into production lots for the purposes of accumulating and allocating cost. Profit is recognized as the difference between revenue for the units delivered and the estimated costs for the units delivered.

Adjustments to original estimates for a contract's revenues, estimated costs at completion and estimated total profit are often required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of work required under the contract may not change, or if contract modifications occur. These estimates are also sensitive to the assumed rate of production. Generally, the longer it takes to complete the contract quantity, the more relative overhead that contract will absorb. The impact of revisions in cost estimates is recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period in which they become probable ("forward losses") and are first offset against costs that are included in inventory, with any remaining amount reflected in accrued contract liabilities in accordance with ASC 605-35. Revisions in contract estimates, if significant, can materially affect results of operations and cash flows, as well as valuation of inventory. Furthermore, certain contracts are combined or segmented for revenue recognition in accordance with ASC 605-35.

Amounts representing contract change orders or claims are only included in revenue when such change orders or claims have been settled with the customer and to the extent that units have been

(Dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

delivered. Additionally, some contracts may contain provisions for revenue sharing, price re-determination, requests for equitable adjustments, change orders or cost and/or performance incentives. Such amounts or incentives are included in contract value when the amounts can be reliably estimated and their realization is reasonably assured.

Although fixed-price contracts, which extend several years into the future, generally permit the Company to keep unexpected profits if costs are less than projected, the Company also bears the risk that increased or unexpected costs may reduce profit or cause the Company to sustain losses on the contract. In a fixed-price contract, the Company must fully absorb cost overruns, not withstanding the difficulty of estimating all of the costs the Company will incur in performing these contracts and in projecting the ultimate level of revenue that may otherwise be achieved.

Failure to anticipate technical problems, estimate delivery reductions, estimate costs accurately or control costs during performance of a fixed price contract may reduce the profitability of a fixed price contract or cause a loss. The Company believes that it has recognized adequate provisions in the financial statements for losses on fixed-price contracts, but cannot be certain that the contract loss provisions will be adequate to cover all actual future losses.

Included in net sales of the Aerostructures Group is the non-cash amortization of acquired contract liabilities recognized as fair value adjustments through purchase accounting of the acquisition of Vought. For the year ended March 31, 2011, the Company recognized $29,214, into net sales in the accompanying Consolidated Statement of Income.

The Aftermarket Services Group providers repair and overhaul services, certain of which services are provided under long term power-by-the-hour contracts, comprising approximately 5% of the segment's net sales. The Company applies the proportional performance method to recognize revenue under these contracts. Revenue is recognized over the contract period as units are delivered based on the relative value in proportion to the total estimated contract consideration. In estimating the total contract consideration, management evaluates the projected utilization of its customer's fleet over the term of the contract, in connection with the related estimated repair and overhaul servicing requirements to the fleet based on such utilization. Changes in utilization of the fleet by customers, among other factors, may have an impact on these estimates and require adjustments to estimates of revenue to be realized.

Shipping and Handling Costs

The cost of shipping and handling products is included in cost of products sold.

Research and Development Expense

Research and development expense was approximately $50,465, $25,670 and $21,001 for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

Retirement Benefits

Accounting rules covering defined benefit pension plans require that amounts recognized in financial statements be determined on an actuarial basis. A significant element in determining the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company's pension income (expense) is the expected long-term rate of return on plan assets. This expected return is an assumption as to the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected pension benefit obligation. The Company applies this assumed long-term rate of return to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense).

At March 31 of each year, the Company determines the fair value of its pension plan assets as well as the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the interest rate at which the pension benefits could be effectively settled. In estimating the discount rate, the Company looks to rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits. The Company uses a portfolio of fixed-income securities, which receive at least the second-highest rating given by a recognized ratings agency.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing an asset or liability. The fair value hierarchy has three levels of inputs that may be used to measure fair value: Level 1—Quoted market prices in active markets for identical assets or liabilities; Level 2—Observable market based inputs or unobservable inputs that are corroborated by market data; and Level 3—Unobservable inputs that are not corroborated by market data. The Company has applied fair value measurements to its derivatives and contingent consideration (see Note 18) and to its pension and postretirement plan assets (see Note 15).

Foreign Currency Translation

The determination of the functional currency for Triumph's foreign subsidiaries is made based on appropriate economic factors. The functional currency of the Company's subsidiary Triumph Aviation Services—Asia is the U.S. dollar since that is the currency in which that entity primarily generates and expends cash. The functional currency of the Company's remaining subsidiaries is the local currency, since that is the currency in which those entities primarily generate and expend cash. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. The resultant translation adjustments are included in accumulated other comprehensive income (see Note 13). Gains and losses arising from foreign currency transactions of these subsidiaries are included in net income.

(Dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method. The asset and liability method requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax bases and financial reporting bases of the Company's assets and liabilities. A valuation allowance is provided on deferred taxes if it is determined that it is more likely than not that the asset will not be realized. The Company recognizes penalties and interest accrued related to income tax liabilities in the provision for income taxes in its consolidated statements of income.

Recently Issued Accounting Pronouncements

Accounting standards updates effective after March 31, 2011, are not expected to have a significant effect on the Company's consolidated financial position or results of operations.

Stock-Based Compensation

The Company recognizes compensation expense for share-based awards based on the fair value of those awards at the date of grant. Stock-based compensation expense for fiscal years 2011, 2010, and 2009 was $3,710, $3,220 and $3,180, respectively. The benefits of tax deductions in excess of recognized compensation expense were $150, $206 and $245 for fiscal years ended March 31, 2011, 2010 and 2009, respectively. Included in the stock-based compensation for fiscal year 2011, is $1,176 classified a s a liability as of March 31, 2011 associated with the April 2011 grant of the fiscal 2011 award. The Company has classified share-based compensation within selling, general and administrative expenses to correspond with the same line item as the majority of the cash compensation paid to employees. Upon the exercise of stock options or vesting of restricted stock, the Company first transfers treasury stock, then will issue new shares. (See Note 16 for further details.)

Warranty Reserves

A reserve has been established to provide for the estimated future cost of warranties on our delivered products. The Company periodically reviews the reserves and adjustments are made accordingly. A provision for warranty on products delivered is made on the basis of historical experience and identified warranty issues. Warranties cover such factors as non-conformance to specifications and defects in material and workmanship. The majority of the Company's agreements include a three-year warranty, although certain programs have warranties up to 20 years.

3. ACQUISITIONS

On June 16, 2010, the Company acquired by merger all of the outstanding shares of Vought, now operating as Triumph Aerostructures—Vought Commercial Division, Triumph Aerostructures—Vought Integrated Programs Division and Triumph Structures—Everett, for cash and stock consideration. The acquisition of Vought establishes the Company as a leading global manufacturer of aerostructures for commercial, military and business jet aircraft. Products include fuselages, wings, empennages, nacelles and helicopter cabins. Vought's customer base is comprised of the leading global aerospace original equipment manufacturers or OEMs and over 80% of its revenue is from sole source, long-term

3. ACQUISITIONS (Continued)

contracts. Vought's revenues for the year ended December 31, 2009 were $1.9 billion and Vought employed approximately 5,900 people. The Company incurred $20,902 in acquisition-related expenses in connection with the acquisition of Vought, including $4,583 of bridge financing fees on undrawn commitments. Such commitments expired upon closing of the acquisition of Vought.

Fair value of consideration transferred: The following details consideration transferred to acquire Vought:

(in thousands, except share and per share amounts)	Shares	Estimated Fair Value	Form of Consideration
Number of Triumph shares issued to Vought shareholders	7,496,165		
Triumph share price as of the acquisition date	$ 67.35	$ 504,867	Triumph common stock
Cash consideration transferred to Vought shareholders		547,950	Cash
Total fair value of consideration transferred		$1,052,817	

Recording of assets acquired and liabilities assumed: The transaction has been accounted for using the acquisition method of accounting which requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Certain estimated values are not yet finalized (see below) and are subject to change. The Company will finalize the amounts recognized as the information necessary to complete the analyses is obtained. The Company will finalize these amounts no later than June 15, 2011. Under U.S. GAAP, the measurement period shall

(Dollars in thousands, except per share data)

3. ACQUISITIONS (Continued)

not exceed one year from the acquisition date. The following table summarizes the provisional recording of assets acquired and liabilities assumed as of the acquisition date:

	June 16, 2010
Cash	$ 214,833
Accounts receivable	145,789
Inventory	410,279
Prepaid expenses and other	19,850
Property and equipment	375,229
Goodwill	1,041,724
Intangible assets	807,000
Deferred tax assets	241,934
Other assets	384
Total assets	$3,257,022
Accounts payable	$ 143,995
Accrued expenses	276,492
Deferred tax liabilities	4,674
Debt	590,710
Acquired contract liabilities, net	124,548
Accrued pension and other postretirement benefits, noncurrent	993,189
Other noncurrent liabilities	70,597
Total liabilities	$2,204,205

Intangible assets: The following table is a summary of the fair value estimates of the identifiable intangible assets and their weighted-average useful lives:

	Weighted-Average Life	Estimated Fair Value
Customer relationships/contracts	17.6 years	$382,000
Tradename	Indefinite-lived	425,000
Total intangibles		$807,000

Deferred taxes: The Company provided deferred taxes and recorded other adjustments as part of the accounting for the acquisition primarily related to the estimated fair value adjustments for acquired intangible assets, as well as the elimination of previously recorded valuation allowance associated with Vought's historical operating losses.

Debt: Simultaneously with the closing of the acquisition of Vought, the Company repaid $603,111 of Vought's debt and accrued interest in connection with the closing, including $270,000 in 8% senior notes, $320,710 in senior credit facilities and $12,401 in accrued but unpaid interest.

Pension obligations: The Company assumed several defined benefit pension plans covering some of Vought's employees. Certain employee groups are ineligible to participate in the plans or have

3. ACQUISITIONS (Continued)

ceased to accrue additional benefits under the plans based upon their service to the Company or years of service accrued under the defined benefit pension plans. Benefits under the defined benefit plans are based on years of service and, for most non-represented employees, on average compensation for certain years. It is the Company's policy to fund at least the minimum amount required for all qualified plans, using actuarial cost methods and assumptions acceptable under U.S. Government regulations, by making payments into a trust separate from the Company. The Company also assumed certain other postretirement benefit plans (OPEB), namely healthcare and life insurance benefits for eligible retired employees, which are unfunded.

The following is an estimate of the funded position of the assumed pension and OPEB plans as of the acquisition date, as well as the associated weighted-average assumptions used to determine benefit obligations:

	Estimated Fair Value
Projected benefit obligation	$2,394,169
Fair value of plan assets	1,360,211
Net Unfunded Status	$1,033,958

(Dollars in thousands, except per share data)

3. ACQUISITIONS (Continued)

Amounts recognized in the Consolidated Balance Sheet as of the date of acquisition:

	Estimated Fair Value
Accrued expenses	$ 40,769
Accrued pension and other postretirement benefits, noncurrent	993,189
Net Unfunded Status	$1,033,958

Weighted average assumption used to determine benefit obligations at the acquisition date and net period benefit cost from the acquisition date through March 31, 2011:

	Pension Benefits	Other Postretirement Benefits
Discount rate	6.03%	5.58%
Expected rate of return on plan assets	8.50%	N/A
Rate of compensation increase	3.50%	N/A

The pension plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long-term. The investment goals are to exceed the assumed actuarial rate of return over the long-term within reasonable and prudent levels of risk and to preserve the real purchasing power of assets to meet future obligations. The allocation guidelines of the pension plan assets are as follows: public equity—53% to 61%; alternative investment funds—2% to 12%: fixed income investments—28% to 34% and real estate funds—3% to 7%.

Goodwill: Goodwill in the amount of $1,041,724 was recognized for this acquisition and is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, goodwill recorded as part of the acquisition of Vought includes:

- the expected synergies and other benefits that the Company believes will result from combining the operations of Vought with the operations of Triumph;
- any intangible assets that do not qualify for separate recognition such as assembled workforce; and
- the value of the going-concern element of Vought's existing businesses (the higher rate of return on the assembled collection of net assets versus acquiring all of the net assets separately).

The Goodwill is not deductible for tax purposes.

The recorded amounts for assets and liabilities are substantially complete as of March 31, 2011. The measurement period adjustments recorded in the fourth quarter of fiscal 2011 did not have a significant impact on the Company's consolidated balance sheet, statements of income, or statements of cash flows. The following items still are subject to change:

- amounts for pre-acquisition contingent liabilities pending completion of the assessment of these matters as additional information is obtained (see Note 17); and

(Dollars in thousands, except per share data)

3. ACQUISITIONS (Continued)

- amounts for deferred income tax assets and liabilities and income tax receivables pending the filing of Vought's pre-acquisition tax returns and the receipt of information from the taxing authorities and other analysis of temporary differences which may change certain estimates and assumptions used.

A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. Judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed as well as asset lives can materially impact results of operations. The finalization of the Company's purchase accounting assessment will result in changes in the valuation of assets and liabilities acquired, which is not expected to have a material impact on the Company's consolidated balance sheet, statement of income, or statement of cash flows.

Actual and pro forma impact of the Vought acquisition: The following table presents information for Vought that is included in the Company's consolidated statement of income from June 16, 2010 through the end of fiscal 2011:

	Fiscal year ended March 31, 2011
Net sales	$1,527,326
Operating income	161,629

The unaudited pro forma results presented below include the effects of the acquisition of Vought as if it had been consummated as of April 1, 2009 for fiscal year 2010 and as of April 1, 2010 for fiscal year 2011. The pro forma results include the amortization associated with an estimate for acquired intangible assets and interest expense associated with debt used to fund the acquisition, as well as fair value adjustments for property and equipment, off market contracts and favorable leases. To better reflect the combined operating results, material nonrecurring charges directly attributable to the transaction have been excluded. In addition, the pro forma results do not include any anticipated synergies or other expected benefits of the acquisition. Accordingly, the unaudited pro forma results are not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated as of April 1, 2009.

	Fiscal year ended March 31	
	2011	2010
Net sales	$3,269,413	$3,253,334
Income from continuing operations	154,999	189,863
Income from continuing operations—basic	$ 6.44	$ 7.93
Income from continuing operations—diluted	$ 6.13	$ 7.86

FISCAL 2010 ACQUISITIONS

Acquisition of DCL Avionics, Inc.

Effective January 29, 2010, the Company's wholly-owned subsidiary Triumph Instruments—Burbank, Inc. acquired the assets and business of DCL Avionics, Inc. ("DCL"). DCL operated a

(Dollars in thousands, except per share data)

3. ACQUISITIONS (Continued)

Federal Aviation Administration ("FAA") approved avionics repair station and components dealership. DCL provides Triumph Instruments—Burbank, Inc. with additional capacity as well as a strategic location on the Van Nuys, California, airport. The results for Triumph Instruments—Burbank, Inc. continue to be included in the Company's Aftermarket Services segment.

Acquisition of Fabritech, Inc.

Effective March 1, 2010, the Company acquired all of the outstanding shares of Fabritech, Inc. ("Fabritech"), renamed Triumph Fabrications—St. Louis, Inc. Triumph Fabrications—St. Louis, Inc. is a component manufacturer and repair station for critical military rotary-wing platforms. Fabritech provides the Company with high-end maintenance and manufactured solutions focused on aviation drive train, mechanical, hydraulic and electrical hardware items, including gearboxes, cargo hooks and vibration absorbers. The results for Triumph Fabrications—St. Louis, Inc. were included in the Company's Aftermarket Services segment as of March 31, 2010, and have been reclassified to the Company's Aerospace Systems segment as of and during the quarter ended June 30, 2010.

The acquisitions of DCL and Fabritech are herein referred to as the "fiscal 2010 acquisitions." The combined purchase price for the fiscal 2010 acquisitions of $34,547 includes cash paid at closing, deferred payments and estimated contingent payments. The estimated contingent payments represent an earnout contingent upon the achievement of certain earnings levels during the earnout period. The maximum amounts payable in respect of fiscal 2011, 2012 and 2013 are $6,400, $5,000 and $4,600, respectively. The estimated fair value of the earnout note at the date of acquisition of $2,545 is classified as a Level 3 liability in the fair value hierarchy (Note 19). The excess of the purchase price over the estimated fair value of the net assets acquired of $11,594 was recorded as goodwill, which is not deductible for tax purposes. The Company has also identified intangible assets valued at $7,421 with a weighted-average life of 13.0 years. During fiscal 2011, the Company finalized the purchase price allocation for the fiscal 2010 acquisitions as a result of receiving the final appraisals of tangible and intangible assets and contingent consideration. Based on the revised allocations, an additional $1,060 and $3,321 was allocated to property and equipment and intangible assets, respectively; and the contingent earnout liability and goodwill were reduced by $7,955 and $11,420, respectively. These reclassifications were reflected in the accompanying consolidated balance sheet as of March 31, 2010.

(Dollars in thousands, except per share data)

3. ACQUISITIONS (Continued)

The following condensed balance sheet represents the amounts assigned to each major asset and liability caption in the aggregate for the fiscal 2010 acquisitions:

Cash	$ 532
Accounts receivable	640
Inventory	6,379
Prepaid expenses and other	79
Property and equipment	2,620
Goodwill	11,594
Intangible assets	7,421
Total assets	$29,265
Accounts payable	$ 298
Accrued expenses	1,828
Deferred tax liabilities	547
Total liabilities	$ 2,673

The fiscal 2010 acquisitions have been accounted for under the acquisition method and, accordingly, are included in the consolidated financial statements from the effective date of acquisition. The fiscal 2010 acquisitions were funded by the Company's cash and cash equivalents at the date of acquisition. The Company incurred $406 in acquisition-related costs in connection with the fiscal 2010 acquisitions recorded in selling, general and administrative expenses in the accompanying consolidated statement of income.

The following unaudited pro forma information for the fiscal year ended March 31, 2010 has been prepared assuming the fiscal 2010 acquisitions had occurred on April 1, 2009.

	Fiscal year ended March 31, 2010
Net sales	$1,306,867
Income from continuing operations	83,538
Income from continuing operations—basic	$ 5.08
Income from continuing operations—diluted	$ 5.01

The unaudited pro forma information includes adjustments for interest expense that would have been incurred to finance the purchase, additional depreciation based on the estimated fair market value of the property and equipment acquired, and the amortization of the intangible assets arising from the transactions. The unaudited pro forma financial information is not necessarily indicative of the results of operations of the Company as it would have been had the transaction been effected on the assumed date.

(Dollars in thousands, except per share data)

3. ACQUISITIONS (Continued)

FISCAL 2009 ACQUISITIONS

Acquisition of Merritt Tool Company, Inc.

Effective March 13, 2009, the Company acquired all of the outstanding shares of Merritt Tool Company, Inc. ("Merritt"), renamed Triumph Structures—East Texas, Inc. Triumph Structures—East Texas, Inc. is a manufacturer of aircraft structural components specializing in complex precision machining primarily for commercial and military aerospace programs. Merritt provides the Company with expanded capacity and increased market share in structural components. The results for Triumph Structures—East Texas, Inc. are included in the Company's Aerostructures segment.

Acquisition of Saygrove Defence & Aerospace Group Limited

Effective March 13, 2009, the Company acquired all of the outstanding shares of Saygrove Defence & Aerospace Group Limited ("Saygrove"), renamed Triumph Actuation & Motion Control Systems—UK, Ltd. Triumph Actuation & Motion Control Systems—UK, Ltd. is a provider of motion control and actuation products for the aerospace and defense industry. Saygrove provides the Company with added advanced control products for flight actuation and motor control applications in all-electric aircraft and Unmanned Aerial Vehicles. The results for Triumph Actuation & Motion Control Systems—UK, Ltd. are included in the Company's Aerospace Systems segment.

Acquisition of Aviation Segment of Kongsberg Automotive Holdings ASA

Effective March 31, 2009, the Company acquired the assets of the aviation segment of Kongsberg Automotive Holdings ASA ("KA") through two newly organized wholly-owned subsidiaries, Triumph Controls—UK, Ltd. and Triumph Controls—Germany, GmbH. The acquired business, which is located in Basildon, U.K. and Heiligenhaus, Germany, provides cable control systems for commercial and military aircraft to Europe's leading aerospace manufacturers. KA provides the Company with expanded capacity and increased market share in cable control systems. The results for Triumph Controls—UK, Ltd. and Triumph Controls—Germany, GmbH are included in the Company's Aerospace Systems segment.

Acquisition of The Mexmil Company, LLC

Effective March 31, 2009, the Company acquired all of the equity interests of The Mexmil Company, LLC, and all of the equity interests of several affiliates ("Mexmil"), renamed Triumph Insulation Systems, LLC. Triumph Insulation Systems, LLC and its affiliates primarily provide insulation systems to OEMs, airlines, maintenance, repair and overhaul organizations and air cargo carriers. Mexmil provides the Company with an enhanced ability to provide a more comprehensive interiors solution to current and future customers. The results for Triumph Insulation Systems, LLC and its affiliates are included in the Company's Aerostructures segment.

The acquisitions of Merritt, Saygrove, KA and Mexmil are herein referred to as the "fiscal 2009 acquisitions." The combined purchase price of the fiscal 2009 acquisitions of $152,741 includes cash paid at closing, estimated deferred payments and direct costs of the transactions. Included in the deferred payments are delayed payments of $2,270 paid in March 2010 and $1,507 paid in September 2010, respectively. The fiscal 2009 acquisitions also provide for contingent payments, certain of which

(Dollars in thousands, except per share data)

3. ACQUISITIONS (Continued)

are contingent upon the achievement of specified earnings levels during the earnout period. In August 2010, another $8,000 contingent payment was made upon entering into a specific customer contract. The maximum amounts payable in respect of fiscal 2011, 2012 and 2013 earnings, respectively, are $2,405, $10,577 and $2,629. The contingent amounts have not been recorded as the contingencies have not been resolved and the consideration has not been paid. The excess of the combined purchase price over the preliminary estimated fair value of the net assets acquired of $95,072 was recorded as goodwill, $65,388 of which is tax-deductible. The Company has also identified intangible assets valued at approximately $27,113 comprised of noncompete agreements, customer relationships, and product rights and licenses with a weighted-average life of 9.8 years.

The fiscal 2009 acquisitions have been accounted for under the purchase method of accounting and, accordingly, are included in the consolidated financial statements from the effective dates of acquisition. The fiscal 2009 acquisitions were funded by the Company's long-term borrowings in place at the dates of acquisition.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

In September 2007, the Company decided to sell Triumph Precision Castings Co. ("TPC"), a casting facility in its Aftermarket Services segment that specializes in producing high-quality hot gas path components for aero and land-based gas turbines. The Company recognized a pretax loss of $3,500 in the first quarter of fiscal 2008 based upon a write-down of the carrying value of the business to estimated fair value less costs to sell. The write-down was applied to inventory and long-lived assets, consisting primarily of property, plant and equipment. In October 2008, the Company exercised the buyout provision in the operating lease on its casting facility. Accordingly, the property, plant and equipment related to the assets held for sale increased by $3,535.

Due to failed negotiations with certain potential buyers of the business occurring during fiscal 2010, the Company reassessed its estimated fair value of the business based on current viable offers to purchase the business, recent performance results and overall market conditions, resulting in a write-down, which was applied to accounts receivable, inventory and property, plant and equipment. The Company recognized a pretax loss of $17,383 in the third quarter of fiscal 2010. Included in the loss from discontinued operations for the fiscal year ended March 31, 2010 is an impairment charge of $2,512 recorded during the first quarter of fiscal 2010.

The disposition of TPC had been delayed due in part to a dispute with TPC's largest customer, which had a right of first refusal to purchase TPC. In February 2011, TPC entered into a settlement agreement with that customer, which included termination of the right of first refusal and resulted in a settlement charge of $2,250.

Revenues of discontinued operations were $1,832, $2,128 and $10,433 for the fiscal years ended March 31, 2011, 2010 and 2009, respectively. The loss from discontinued operations was $2,512, $17,526 and $4,745, net of income tax benefit of $1,351, $9,376 and $2,556 for the fiscal years ended March 31, 2011, 2010 and 2009, respectively. Interest expense of $267, $2,342 and $2,913 was allocated to discontinued operations for the fiscal years ended March 31, 2011, March 31, 2010 and March 31, 2009, respectively, based upon the actual borrowings of the operations, and such interest expense is included in the loss from discontinued operations.

(Dollars in thousands, except per share data)

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

For financial statement purposes, the assets, liabilities and results of operations of these businesses have been segregated from those of the continuing operations and are presented in the Company's consolidated financial statements as discontinued operations and assets and liabilities held for sale.

Assets and liabilities held for sale are comprised of the following:

	March 31,	
	2011	2010
Assets held for sale:		
Trade and other receivables, net	$1,314	$1,656
Inventories	237	372
Property, plant and equipment	3,000	3,000
Other	23	23
Total assets held for sale	$4,574	$5,051
Liabilities held for sale:		
Accounts payable	$ 99	$ 227
Accrued expenses	154	324
Other noncurrent liabilities	178	348
Total liabilities held for sale	$ 431	$ 899

In December 2010, the Company sold certain contracts and related assets of the Milwaukee sales office of Triumph Accessory Services—Wellington at net book value for total proceeds of $2,458, resulting in no gain or loss on sale.

5. INVENTORIES

Inventories are stated at the lower of cost (average-cost or specific-identification methods) or market. The components of inventories are as follows:

	March 31,	
	2011	2010
Raw materials	$ 72,174	$ 51,000
Manufactured and purchased components	171,283	161,950
Work-in-process	634,359	111,975
Finished goods	42,104	38,641
Less: unliquidated progress payments	(138,206)	(12,701)
Total inventories	$ 781,714	$350,865

According to the provisions of U.S. Government contracts, the customer has title to, or a security interest in, substantially all inventories related to such contracts. The total net inventory on government contracts was $80,201 at March 31, 2011.

(Dollars in thousands, except per share data)

6. PROPERTY AND EQUIPMENT

Net property and equipment at March 31, 2011 and 2010 is:

	March 31,	
	2011	2010
Land	$ 37,270	$ 18,152
Construction in process	87,157	17,438
Buildings and improvements	201,183	139,705
Furniture, fixtures and computer equipment	62,641	43,497
Machinery and equipment	668,460	366,896
	1,056,711	585,688
Less accumulated depreciation	321,832	256,994
	$ 734,879	$328,694

Depreciation expense for the fiscal years ended March 31, 2011, 2010 and 2009 was $68,891, $39,715 and $36,836, respectively, which includes depreciation of assets under capital lease.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The following is a summary of the changes in the carrying value of goodwill by reportable segment, for the fiscal years ended March 31, 2011 and 2010:

	Aerostructures	Aerospace Systems	Aftermarket Services	Total
Balance, March 31, 2010	$ 249,715	$188,581	$52,358	$ 490,654
Goodwill recognized in connection with acquisitions	1,041,724	—	—	1,041,724
Purchase price adjustments	8,000	3,048	111	11,159
Effect of exchange rate changes and other	—	2,004	—	2,004
Balance, March 31, 2011	$1,299,439	$193,633	$52,469	$1,545,541

	Aerostructures	Aerospace Systems	Aftermarket Services	Total
Balance, March 31, 2009	$239,580	$166,402	$53,559	$459,541
Goodwill recognized in connection with acquisitions	—	10,349	510	10,859
Purchase price allocation adjustments	10,934	11,815	—	22,749
Effect of exchange rate changes and other	(799)	15	(1,711)	(2,495)
Balance, March 31, 2010	$249,715	$188,581	$52,358	$490,654

Prior year amounts have been restated due to the change in reportable segments (see Note 22) and the measurement period adjustments related to the acquisitions of Fabritech and DCL.

(Dollars in thousands, except per share data)

7. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

Intangible Assets

The components of intangible assets, net are as follows:

	March 31, 2011			
	Weighted-Average Life	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	16.4 years	$456,282	$ (40,657)	$415,625
Product rights and licenses	12.0 years	73,739	(56,640)	17,099
Noncompete agreements and other	12.7 years	13,239	(11,343)	1,896
Tradename	Indefinite-lived	425,000	—	425,000
Total intangibles, net		$968,260	$(108,640)	$859,620

	March 31, 2010			
	Weighted-Average Life	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	10.4 years	$ 73,688	$(15,656)	$58,032
Product rights and licenses	11.3 years	74,082	(51,762)	22,320
Noncompete agreements and other	12.0 years	13,239	(10,426)	2,813
Total intangibles, net		$161,009	$(77,844)	$83,165

Amortization expense for the fiscal years ended March 31, 2011, 2010 and 2009 was $30,766, $14,703 and $11,775, respectively. Amortization expense for the five fiscal years succeeding March 31, 2011 by year is expected to be as follows: 2012: $41,045; 2013: $33,879; 2014: $30,213; 2015: $29,359; 2016: $28,845 and thereafter: $271,276.

8. ACCRUED EXPENSES

Accrued expenses are composed of the following items:

	March 31,	
	2011	2010
Accrued pension	$ 3,931	$ 473
Deferred revenue, advances and progress billings	42,439	13,521
Accrued other postretirement benefits	35,456	—
Accrued compensation	104,444	39,516
Accrued interest	19,711	9,371
Warranty reserve	15,242	5,184
Accrued workers' compensation	11,988	4,292
Accrued insurance	13,244	4,306
All other	73,899	21,919
Total accrued expenses	$320,354	$98,582

(Dollars in thousands, except per share data)

9. LEASES

At March 31, 2011, future minimum payments under noncancelable operating leases with initial or remaining terms of more than one year were as follows: 2012—$28,231; 2013—$14,367; 2014—$12,801; 2015—$10,663; 2016—$8,425 and thereafter—$18,952 through 2027. In the normal course of business, operating leases are generally renewed or replaced by other leases.

At March 31, 2011, future minimum sublease rentals are as follows: 2012—$685; 2013—$618; 2014—$547; 2015—$557; 2016—$567 and thereafter—$868 through 2018.

Total rental expense was $43,865, $14,954 and $14,441 for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

10. LONG-TERM DEBT

Long-term debt consists of the following:

	March 31,	
	2011	2010
Revolving credit facility	$ 85,000	$ —
Receivable securitization facility	100,000	75,000
Equipment leasing facility	67,822	69,560
Term loan credit agreement	346,731	—
Secured promissory notes	7,505	11,107
Senior subordinated notes due 2017	172,801	172,561
Senior notes due 2018	347,623	—
Convertible senior subordinated notes	176,544	169,584
Other debt	7,978	7,968
	1,312,004	505,780
Less current portion	300,252	91,929
	$1,011,752	$413,851

Revolving Credit Facility

On May 10, 2010, the Company entered into a credit agreement (the "Credit Facility"). The Credit Facility became available on June 16, 2010 in connection with the consummation of the acquisition of Vought. The obligations under the Credit Facility and related documents are secured by liens on substantially all assets of the Company and its domestic subsidiaries pursuant to a Guarantee and Collateral Agreement, dated as of June 16, 2010, among the Company and the subsidiaries of the Company party thereto. Such liens are *pari passu* to the liens securing the Company's obligations under the Term Loan described below pursuant to an intercreditor agreement dated June 16, 2010 among the agents under the Credit Facility and the Term Loan, the Company and its domestic subsidiaries that are borrowers and/or guarantors under the Credit Facility and the Term Loan (the "Intercreditor Agreement"). In connection with entering into the Credit Facility, the Company incurred approximately $2,917 of financing costs. These costs, along with the $3,763 of unamortized financing costs prior to the closing, are being amortized over the remaining term of the Credit Facility.

(Dollars in thousands, except per share data)

10. LONG-TERM DEBT (Continued)

The Credit Facility replaced and refinanced the Company's Amended and Restated Credit Agreement dated as of August 14, 2009 (the "2009 Credit Agreement"), which agreement was terminated and all obligations thereunder paid in full upon the consummation of the acquisition of Vought.

Pursuant to the Credit Facility, the Company can borrow, repay and re-borrow revolving credit loans, and cause to be issued letters of credit, in an aggregate principal amount not to exceed $535,000 outstanding at any time. The comparable limit under the 2009 Credit Agreement was $485,000. Approximately $148,600 in loans were drawn under the Credit Facility in connection with the consummation of the acquisition of Vought. The Credit Facility bears interest at either: (i) LIBOR plus between 2.25% and 3.50%; (ii) the prime rate; or (iii) an overnight rate at the option of the Company. The applicable interest rate is based upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization. In addition, the Company is required to pay a commitment fee of between 0.300% and 0.500% on the unused portion of the Credit Facility. The Company's obligations under the Credit Facility are guaranteed by the Company's domestic subsidiaries.

At March 31, 2011, there were $85,000 in borrowings and $40,135 in letters of credit outstanding under the Credit Facility. At March 31, 2010, there were no borrowings and $6,123 in letters of credit outstanding under the 2009 Credit Agreement. The level of unused borrowing capacity under the Credit Facility varies from time to time depending in part upon the Company's compliance with financial and other covenants set forth in the related agreement. The Credit Facility contains certain affirmative and negative covenants including limitations on specified levels of indebtedness to earnings before interest, taxes, depreciation and amortization, and interest coverage requirements, and includes limitations on, among other things, liens, mergers, consolidations, sales of assets, and incurrence of debt. If an event of default were to occur under the Credit Facility, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the Credit Facility could also cause the acceleration of obligations under certain other agreements. The Company is currently in compliance with all such covenants. As of March 31, 2011, the Company had borrowing capacity under the Credit Facility of $409,865 after reductions for borrowings and letters of credit outstanding under the Credit Facility.

On April 5, 2011, the Company amended the Credit Facility with its lenders to (i) increase the availability under the Credit Facility to $850,000, with a $50,000 accordion feature, from $535,000, (ii) extend the maturity date to April 5, 2016 and (iii) amend certain other terms and covenants. The amendment results in a more favorable pricing grid and a more streamlined package of covenants and restrictions. Using the availability under the Credit Facility, the Company immediately extinguished its term loan credit agreement (the "Term Loan") at face value of $350,000, plus accrued interest. The Company expects to record a pretax loss of approximately $7,700 associated with these transactions during the first quarter of fiscal 2012 due to the write-off of our unamortized discounts and deferred financing fees on the Term Loan.

Receivables Securitization Program

In June 2010, the Company entered into an amended receivable securitization facility (the "Securitization Facility"), increasing the purchase limit from $125,000 to $175,000. In connection with

(Dollars in thousands, except per share data)

10. LONG-TERM DEBT (Continued)

the Securitization Facility, the Company sells on a revolving basis certain accounts receivable to Triumph Receivables, LLC, a wholly-owned special-purpose entity, which in turn sells a percentage ownership interest in the receivables to commercial paper conduits sponsored by financial institutions. The Company is the servicer of the accounts receivable under the Securitization Facility. As of March 31, 2011, the maximum amount available under the Securitization Facility was $166,700. The Securitization Facility is due to expire in June 2011. The Company has reached a verbal agreement to extend the Securitization Facility three years to June 2014, effective June 2011. Interest rates are based on prevailing market rates for short-term commercial paper plus a program fee and a commitment fee. The program fee is 0.50% on the amount outstanding under the Securitization Facility. Additionally, the commitment fee is 0.65% on 102% of the maximum amount available under the Securitization Facility. At March 31, 2011, there was $100,000 outstanding under the Securitization Facility. In connection with amending the Securitization Facility, the Company incurred approximately $653 of financing costs. These costs, along with the $540 of unamortized financing costs prior to the amendment, are being amortized over the life of the Securitization Facility. The Company securitizes its accounts receivable, which are generally non-interest bearing, in transactions that are accounted for as borrowings pursuant to the *Transfers and Servicing* topic of the ASC.

The agreement governing the Securitization Facility contains restrictions and covenants which include limitations on the making of certain restricted payments, creation of certain liens, and certain corporate acts such as mergers, consolidations and the sale of substantially all assets.

Equipment Leasing Facility and Other Capital Leases

During March 2009, the Company entered into a 7-year Master Lease Agreement ("Leasing Facility") creating a capital lease of certain existing property and equipment, resulting in net proceeds of $58,546 after deducting debt issuance costs of approximately $188. The net proceeds from the Leasing Facility were used to repay a portion of the outstanding indebtedness under the Company's Credit Facility. The debt issuance costs have been recorded as other assets in the accompanying consolidated balance sheets and are being amortized over the term of the Leasing Facility. The Leasing Facility bears interest at a weighted-average fixed rate of 6.2% per annum.

During the fiscal years ended March 31, 2011 and 2010, the Company entered into new capital leases in the amounts of $11,569 and $13,942, respectively, to finance a portion of the Company's capital additions for the respective years.

Term Loan Credit Agreement

The Company entered into a Term Loan dated as of June 16, 2010, which proceeds were used to partially finance the acquisition of Vought. The Term Loan provides for a six-year term loan in a principal amount of $350,000, repayable in equal quarterly installments at a rate of 1.00% of the original principal amount per year, with the balance payable on the final maturity date. The proceeds of the loans under the Term Loan, which were 99.500% of the principal amount, were used to consummate the acquisition of Vought. In connection with the closing on the Term Loan, the Company incurred approximately $7,133 of costs, which were deferred and are being amortized into expense over the term of the Term Loan.

(Dollars in thousands, except per share data)

10. LONG-TERM DEBT (Continued)

The obligations under the Term Loan are guaranteed by substantially all of the Company's domestic subsidiaries and secured by liens on substantially all of the Company's and the guarantors' assets pursuant to a Guarantee and Collateral Agreement (the "Term Loan Guarantee and Collateral Agreement") and certain other collateral agreements, in each case subject to the Intercreditor Agreement. Borrowings under the Term Loan bear interest, at the Company's option, at either the base rate (subject to a 2.50% floor), plus a margin between 1.750% and 2.000%, or at the Eurodollar Rate (subject to a 1.50% floor), plus a margin driven by net leverage between 2.750% and 3.000%.

The Term Loan contains certain covenants, restrictions and events of default, in each case substantially similar to those under the Credit Facility including, but not limited to, a maximum total leverage ratio, a maximum senior leverage ratio, and a minimum interest coverage ratio. The Company is currently in compliance with all such covenants. In addition, the Term Loan provides for mandatory principal prepayments on the term loans outstanding thereunder under certain circumstances.

Senior Subordinated Notes Due 2017

On November 16, 2009, the Company issued $175,000 principal amount of 8% Senior Subordinated Notes due 2017 (the "2017 Notes"). The 2017 Notes were sold at 98.558% of principal amount and have an effective interest yield of 8.25%. Interest on the 2017 Notes is payable semiannually in cash in arrears on May 15 and November 15 of each year. In connection with the issuance of the 2017 Notes, the Company incurred approximately $4,390 of costs, which were deferred and are being amortized on the effective interest method over the term of the 2017 Notes.

The 2017 Notes are senior subordinated unsecured obligations of the Company and rank subordinated to all of the existing and future senior indebtedness of the Company and the Guarantor Subsidiaries (defined below), including borrowings under the Company's existing Credit Facility, and *pari passu* with the Company's and the Guarantor Subsidiaries' existing and future senior subordinated indebtedness. The 2017 Notes are guaranteed, on a full, joint and several basis, by each of the Company's domestic restricted subsidiaries that guarantees any of the Company's debt or that of any of the Company's restricted subsidiaries under the Credit Facility, and in the future by any domestic restricted subsidiaries that guarantee any of the Company's debt or that of any of the Company's domestic restricted subsidiaries incurred under any credit facility (collectively, the "Guarantor Subsidiaries"), in each case on a senior subordinated basis. If the Company is unable to make payments on the 2017 Notes when they are due, each of the Guarantor Subsidiaries would be obligated to make them instead.

The Company has the option to redeem all or a portion of the 2017 Notes at any time prior to November 15, 2013 at a redemption price equal to 100% of the principal amount of the 2017 Notes redeemed plus an applicable premium set forth in the Indenture and accrued and unpaid interest, if any. The 2017 Notes are also subject to redemption, in whole or in part, at any time on or after November 15, 2013, at redemption prices equal to (i) 104% of the principal amount of the 2017 Notes redeemed, if redeemed prior to November 15, 2014, (ii) 102% of the principal amount of the 2017 Notes redeemed, if redeemed prior to November 15, 2015 and (iii) 100% of the principal amount of the Notes redeemed, if redeemed thereafter, plus accrued and unpaid interest. In addition, at any time prior to November 15, 2012, the Company may redeem up to 35% of the principal amount of the 2017 Notes with the net cash proceeds of qualified equity offerings at a redemption price equal to 108% of

(Dollars in thousands, except per share data)

10. LONG-TERM DEBT (Continued)

the aggregate principal amount plus accrued and unpaid interest, if any, subject to certain limitations set forth in the indenture governing the 2017 Notes (the "Indenture").

Upon the occurrence of a change of control, the Company must offer to purchase the 2017 Notes from holders at 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase. This change of control feature represents an embedded derivative. Since it is in the control of the Company to call the Notes at any time after November 15, 2013, the value of the derivative was determined to be *de minimis*. Accordingly, no value has been assigned at issuance or at March 31, 2011.

The Indenture contains covenants that, among other things, limit the Company's ability and the ability of any of the Guarantor Subsidiaries to (i) grant liens on its assets, (ii) make dividend payments, other distributions or other restricted payments, (iii) incur restrictions on the ability of the Guarantor Subsidiaries to pay dividends or make other payments, (iv) enter into sale and leaseback transactions, (v) merge, consolidate, transfer or dispose of substantially all of their assets, (vi) incur additional indebtedness, (vii) use the proceeds from sales of assets, including capital stock of restricted subsidiaries, and (viii) enter into transactions with affiliates.

Senior Notes due 2018

On June 16, 2010, in connection with the acquisition of Vought, the Company issued $350,000 principal amount of 8.625% Senior Notes due 2018 (the "2018 Notes"). The 2018 Notes were sold at 99.270% of principal amount and have an effective interest yield of 8.75%. Interest on the Notes accrues at the rate of 8.625% per annum and is payable semi-annually in cash in arrears on January 15 and July 15 of each year, commencing on January 15, 2011. In connection with the issuance of the 2018 Notes, the Company incurred approximately $7,307 of costs, which were deferred and are being amortized on the effective interest method over the term of the 2018 Notes.

The 2018 Notes are the Company's senior unsecured obligations and rank equally in right of payment with all of its other existing and future senior unsecured indebtedness and senior in right of payment to all of its existing and future subordinated indebtedness. The 2018 Notes are guaranteed on a full, joint and several basis by each of the Guarantor Subsidiaries.

The Company may redeem some or all of the 2018 Notes prior to July 15, 2014 by paying a "make-whole" premium. The Company may redeem some or all of the 2018 Notes on or after July 15, 2014 at specified redemption prices. In addition, prior to July 15, 2013, the Company may redeem up to 35% of the 2018 Notes with the net proceeds of certain equity offerings at a redemption price equal to 108.625% of the aggregate principal amount plus accrued and unpaid interest, if any, subject to certain limitations set forth in the indenture governing the 2018 Notes (the "2018 Indenture").

The Company is obligated to offer to repurchase the 2018 Notes at a price of (a) 101% of their principal amount plus accrued and unpaid interest, if any, as a result of certain change of control events and (b) 100% of their principal amount plus accrued and unpaid interest, if any, in the event of certain asset sales. These restrictions and prohibitions are subject to certain qualifications and exceptions. This change of control feature represents an embedded derivative. Since it is in the control of the Company to call the 2018 Notes at any time after July 15, 2014, the value of the derivative was determined to be *de minimis*. Accordingly, no value has been assigned at issuance or at March 31, 2011.

(Dollars in thousands, except per share data)

10. LONG-TERM DEBT (Continued)

The 2018 Indenture contains covenants that, among other things, limit the Company's ability and the ability of any of the Guarantor Subsidiaries to (i) grant liens on its assets, (ii) make dividend payments, other distributions or other restricted payments, (iii) incur restrictions on the ability of the Guarantor Subsidiaries to pay dividends or make other payments, (iv) enter into sale and leaseback transactions, (v) merge, consolidate, transfer or dispose of substantially all of their assets, (vi) incur additional indebtedness, (vii) use the proceeds from sales of assets, including capital stock of restricted subsidiaries, and (viii) enter into transactions with affiliates.

Convertible Senior Subordinated Notes

On September 18, 2006, the Company issued $201,250 in convertible senior subordinated notes (the "Convertible Notes"). The Convertible Notes are direct, unsecured, senior subordinated obligations of the Company, and rank (i) junior in right of payment to all of the Company's existing and future senior indebtedness, (ii) equal in right of payment with any other future senior subordinated indebtedness, and (iii) senior in right of payment to all subordinated indebtedness.

The Company received net proceeds from the sale of the Convertible Notes of approximately $194,998 after deducting debt issuance costs of approximately $6,252. The use of the net proceeds from the sale was for prepayment of the Company's outstanding Senior Notes, including a "make whole" premium, fees and expenses in connection with the prepayment, and to repay a portion of the outstanding indebtedness under the Company's Credit Facility. The issuance costs have been allocated to the respective liability and equity components, with the liability component recorded as other assets and the equity component recorded as a reduction of equity in the accompanying consolidated balance sheets. Debt issuance costs are being amortized over a period of five years.

The Convertible Notes bear interest at a fixed rate of 2.625% per annum, payable in cash semiannually in arrears on each April 1 and October 1 beginning April 1, 2007. During the period commencing on October 6, 2011 and ending on, but excluding, April 1, 2012 and each six-month period from October 1 to March 31 or from April 1 to September 30 thereafter, the Company will pay contingent interest during the applicable interest period if the average trading price of a note for the five consecutive trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals or exceeds 120% of the principal amount of the Convertible Notes. The contingent interest payable per note in respect of any six-month period will equal 0.25% per annum calculated on the average trading price of a note for the relevant five trading day period. This contingent interest feature represents an embedded derivative. Since it is in the control of the Company to call the Convertible Notes at any time after October 6, 2011, the value of the derivative was determined to be *de minimis*. Accordingly, no value has been assigned at issuance or at March 31, 2011.

During fiscal 2010, the Company paid $3,994 to purchase $4,200 in principal amount of the Convertible Notes, resulting in a reduction in the carrying amount of $3,830 and a gain on early extinguishment of $39. During fiscal 2009, the Company paid $15,420 to purchase $18,000 of principal on the Convertible Notes, resulting in a gain on early extinguishment of $880.

The Convertible Notes mature on October 1, 2026 unless earlier redeemed, repurchased or converted. The Company may redeem the Convertible Notes for cash, either in whole or in part, anytime on or after October 6, 2011 at a redemption price equal to 100% of the principal amount of

(Dollars in thousands, except per share data)

10. LONG-TERM DEBT (Continued)

the Convertible Notes to be redeemed plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but not including the date of redemption. In addition, holders of the Convertible Notes will have the right to require the Company to repurchase for cash all or a portion of their Convertible Notes on October 1, 2011, 2016 and 2021, at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to, but not including, the date of repurchase. The Convertible Notes are convertible into the Company's common stock at a rate equal to 18.3655 shares per $1,000 principal amount of the Convertible Notes (equal to an initial conversion price of approximately $54.45 per share), subject to adjustment as described in the Indenture. Upon conversion, the Company will deliver to the holder surrendering the Convertible Notes for conversion, for each $1,000 principal amount of Convertible Notes, an amount consisting of cash equal to the lesser of $1,000 and the Company's total conversion obligation and, to the extent that the Company's total conversion obligation exceeds $1,000, at the Company's election, cash or shares of the Company's common stock in respect of the remainder.

A holder may surrender its Convertible Notes for conversion: (i) during any fiscal quarter if the last reported sale price of the Company's common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter is more than 130% of the applicable conversion price per share of the Company's common stock on such trading day; (ii) during the five business days immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of a note for each day of that period was less than 98% of the product of the closing price of the Company's common stock and the conversion rate of the Convertible Notes on each such day; (iii) if the Company has called the Convertible Notes for redemption; (iv) on the occurrence of a specified corporate transaction as provided in the indenture governing the Notes (i.e., change in control, distribution of rights or warrants to purchase common stock below market value, distribution of assets (including cash) with a per share value exceeding 10% of the market value of common stock); or (v) during the two-month period prior to maturity (starting August 1, 2026). The last reported sale price of the Company's common stock on any date means the closing sales price per share on such date as reported by the New York Stock Exchange.

The Convertible Notes are eligible for conversion upon meeting certain conditions as provided in the indenture governing the Convertible Notes. For the periods from January 1, 2011 through March 31, 2011, the Convertible Notes were eligible for conversion. In March 2011, the Company received notice of conversion from holders of $27,903 in principal value of the Convertible Notes. These conversions were settled in the first quarter of fiscal 2012 with the principal settled in cash and the conversion benefit settled through the issuance of 182,673 shares. In April 2011, the Company delivered a notice to holders of the Convertible Notes to the effect that, for at least 20 trading days during the 30 consecutive trading days preceding March 31, 2011, the closing price of the Company's common stock was greater than or equal to 130% of the conversion price of such notes on the last trading day. Under the terms of the Convertible Notes, the increase in the Company's stock price triggered a provision, which gave holders of the Convertible Notes a put option through March 31, 2011. Accordingly, the balance sheet classification of the Convertible Notes will be short term for as long as the put option remains in effect.

To be included in the calculation of diluted earnings per share, the average price of the Company's common stock for the fiscal year must exceed the conversion price per share of $54.45. The average

(Dollars in thousands, except per share data)

10. LONG-TERM DEBT (Continued)

price of the Company's common stock for the fiscal year ended March 31, 2011 was $78.95. Therefore, 1,020,448 additional shares were included in the diluted earnings per share calculation. The average price of the Company's common stock for the fiscal years ended March 31, 2010 and March 31, 2009 was $46.68 and $46.49, respectively. Therefore, no additional shares were included in the diluted earnings per share calculations for those fiscal years.

If the Company undergoes a fundamental change, holders of the Convertible Notes will have the right, subject to certain conditions, to require the Company to repurchase for cash all or a portion of its Convertible Notes at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any.

Effective April 1, 2009, the Company changed its method of accounting for its convertible debt instruments in order to separately account for the liability and equity components of the Convertible Notes in a manner that reflects the Company's nonconvertible debt borrowing rate when interest and amortization cost is recognized in subsequent periods. The excess of the principal amount of the liability component over its carrying amount has been recognized as debt discount and amortized using the effective interest method. As of March 31, 2011, the remaining discount of $2,506 will be amortized on the effective interest method through October 1, 2011. The debt and equity components recognized for the Convertible Notes as of March 31, 2011 were as follows:

Principal amount of convertible notes	$179,050
Unamortized discount(1)	2,506
Net carrying amount	176,544

(1) Remaining recognition period of 0.5 year as of March 31, 2011, recorded in temporary equity at March 31, 2011.

Interest paid on indebtedness during the years ended March 31, 2011, 2010 and 2009 amounted to $58,750, $16,284 and $13,352, respectively. Interest capitalized during the years ended March 31, 2011, 2010 and 2009 was $1,289, $0 and $0, respectively.

As of March 31, 2011, the maturities of long-term debt are as follows: 2012—$302,758; 2013—$16,137; 2014—$16,078; 2015—$99,669; 2016—$15,045; and thereafter—$520,918 through 2020.

(Dollars in thousands, except per share data)

11. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities are composed of the following items:

	March 31,	
	2011	2010
Acquired contract liabilities, net	$ 95,334	$ —
Deferred grant income	31,417	—
Accrued workers' compensation	21,055	—
Accrued warranties	4,469	—
Income tax reserves	1,266	4,240
Contingent consideration	2,870	2,545
All other	24,031	11,410
Total other noncurrent liabilities	$180,442	$18,195

12. INCOME TAXES

The components of income tax expense are as follows:

	Year ended March 31,		
	2011	2010	2009
Current:			
Federal	$ (2,955)	$30,095	$26,447
State	1,331	2,819	2,791
Foreign	1,607	729	1,100
	(17)	33,643	30,338
Deferred:			
Federal	74,084	6,790	11,846
State	7,999	472	940
Foreign	—	262	—
	82,083	7,524	12,786
	$82,066	$41,167	$43,124

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	Year ended March 31,		
	2011	2010	2009
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	2.6	2.1	1.3
Miscellaneous permanent items and nondeductible accruals	0.1	0.1	0.9
Research and development tax credit	(1.4)	(2.4)	(2.2)
Foreign tax credits	—	(0.1)	(1.4)
Domestic production tax benefits	—	(1.9)	(1.3)
Other	(1.3)	(0.9)	(0.5)
Effective income tax rate	35.0%	31.9%	31.8%

(Dollars in thousands, except per share data)

12. INCOME TAXES (Continued)

The components of deferred tax assets and liabilities are as follows:

	March 31,	
	2011	2010
Deferred tax assets:		
Net operating loss carryforwards	$202,456	$ 4,217
Inventory	139,228	—
Accruals and reserves	50,809	12,484
Pension	157,876	165
Other postretirement benefits	142,334	—
Acquired contract liabilities, net	36,100	—
Other	640	5,221
	729,442	22,087
Valuation allowance	(734)	(351)
Net deferred tax assets	728,709	21,736
Deferred tax liabilities:		
Long-term contract accounting	272,722	—
Property and equipment	128,515	53,074
Goodwill and other intangible assets	331,228	54,887
Prepaid expenses and other	23,419	20,959
	755,944	128,920
Net deferred tax liabilities	$ 27,235	$107,184

As of March 31, 2011, the Company has federal and state net operating loss carryforwards of $886,843 expiring in various years through 2031. The Company also has a foreign net operating loss carryforward of $351 for which a valuation allowance has been established. There was a change in total valuation allowance for fiscal 2011 in the amount of $383.

Net income taxes paid during the fiscal years ended March 31, 2011, 2010 and 2009 were $3,688, $27,990 and $28,713, respectively.

We have been granted an income tax holiday as an incentive to attract foreign investment by the Government of Thailand. The tax holiday expires in November 2014. We do not have any other tax holidays in the jurisdictions in which we operate. The income tax benefit attributable to the tax status of our subsidiary in Thailand was approximately $1,843 or $0.08 per diluted share in fiscal 2011, $149 or $0.01 per diluted share in fiscal 2010 and $420 or $0.03 per diluted share in fiscal 2009.

The Company has classified uncertain tax positions as noncurrent income tax liabilities unless expected to be paid in one year. Penalties and tax-related interest expense are reported as a component of income tax expense. As of March 31, 2011 and 2010, the total amount of accrued income tax-related interest and penalties was $156 and $403, respectively.

As of March 31, 2011 and 2010, the total amount of unrecognized tax benefits was $6,934 and $4,434, respectively, of which $5,151 and $3,331, respectively, would impact the effective rate, if

(Dollars in thousands, except per share data)

12. INCOME TAXES (Continued)

recognized. The Company anticipates that total unrecognized tax benefits may be reduced by $0 in the next 12 months.

As of March 31, 2011, the Company was subject to examination in one state jurisdiction for the fiscal years ended March 31, 2007 through March 31, 2009. The Company has filed appeals in a prior state examination related to fiscal years ended March 31, 1999 through March 31, 2005. Because of net operating losses acquired as part of the acquisition of Vought, the Company is subject to U.S. federal income tax examinations and various state jurisdiction examinations for the year ending December 31, 2004 and after related to previously filed Vought tax returns. The Company believes appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years.

With few exceptions, the Company is no longer subject to U.S. federal income tax examinations for fiscal years ended before March 31, 2009, state or local examinations for fiscal years ended before March 31, 2007, or foreign income tax examinations by tax authorities for fiscal years ended before March 31, 2008.

During the fiscal years ended March 31, 2011, 2010 and 2009, the Company added $23, $143 and $490 of interest and penalties related to activity for identified uncertain tax positions, respectively.

A reconciliation of the liability for uncertain tax positions for the fiscal years ended March 31, 2011 and 2010 follows:

Ending Balance—March 31, 2009	$ 2,936
Additions for tax positions related to the current year	1,655
Additions for tax positions of prior years	153
Reductions for tax positions of prior years	(4)
Reductions as a result of a lapse of statute of limitations	(571)
Settlements	—
Ending Balance—March 31, 2010	4,169
Additions for tax positions related to the current year	517
Additions for tax positions of prior years	629
Additions for the acquisition of Vought	5,151
Reductions for tax positions of prior years	(2,502)
Reductions as a result of a lapse of statute of limitations	—
Settlements	(1,027)
Ending Balance—March 31, 2011	$ 6,937

13. STOCKHOLDERS' EQUITY

During February 2008, the Company exercised existing authority to make stock repurchases and repurchased 220,000 shares of its outstanding shares under the program for an aggregate consideration of $12,342, funded by borrowings under the Company's Credit Facility. In February 2008, the Company's Board of Directors then authorized an increase in the Company's existing stock repurchase program by up to an additional 500,000 shares of its common stock. As a result, as of May 9, 2011, the Company remains able to purchase an additional 500,800 shares. Repurchases may be made from time

(Dollars in thousands, except per share data)

13. STOCKHOLDERS' EQUITY (Continued)

to time in open market transactions, block purchases, privately negotiated transactions or otherwise at prevailing prices. No time limit has been set for completion of the program.

In June 2010, the Company issued 7,496,165 shares of common stock as partial consideration for the acquisition of Vought (see Note 3).

The holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of Triumph.

The Company has preferred stock of $.01 par value, 250,000 shares authorized. At March 31, 2011 and 2010, no shares of preferred stock were outstanding.

Accumulated Other Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income are as follows:

	March 31,	
	2011	2010
Pension and postretirement adjustments, net of income taxes of $(68,955) and $1,336, respectively	$112,506	$(2,274)
Unrealized losses on interest rate swap, net of income taxes of $142 and $834, respectively	(232)	(1,420)
Foreign currency translation adjustments	8,197	4,399
	$120,471	$ 705

14. EARNINGS PER SHARE

The following is a reconciliation between the weighted-average common shares outstanding used in the calculation of basic and diluted earnings per share:

	Year ended March 31,		
	2011	2010	2009
		(thousands)	
Weighted-average common shares outstanding—basic	22,503	16,459	16,384
Net effect of dilutive stock options and nonvested stock	220	207	200
Net effect of convertible debt	1,021	—	—
Weighted-average common shares outstanding—diluted	23,744	16,666	16,584

(Dollars in thousands, except per share data)

15. EMPLOYEE BENEFIT PLANS

The Company adopted Emerging Issues Task Force Issue No. 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements*, (codified in Subtopic 715-60) on April 1, 2008, and recognized a cumulative effect of a change in accounting of $2,991, net of an income tax benefit of $1,756. The projected benefit obligation, recognized interest cost, and paid benefits for the years ended March 31, 2011, 2010 and 2009, respectively, are included in the pension benefits tables below.

Defined Contribution Pension Plan

The Company sponsors a defined contribution 401(k) plan, under which salaried and certain hourly employees may defer a portion of their compensation. Eligible participants may contribute to the plan up to the allowable amount as determined by the plan of their regular compensation before taxes. The Company generally matches contributions up to 60% of the first 6% of compensation contributed by the participant, calculated as 100% of the first 2% contributed, plus 40% of the next 4% contributed. All contributions and Company matches are invested at the direction of the employee in one or more mutual funds. Company matching contributions vest immediately and aggregated $22,853, $5,568 and $5,648 for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

Defined Benefit Pension Plans

The Company sponsors several defined benefit pension plans covering some of its employees. Certain employee groups are ineligible to participate in the plans or have ceased to accrue additional benefits under the plans based upon their service to the Company or years of service accrued under the defined benefit pension plans. Benefits under the defined benefit plans are based on years of service and, for most non-represented employees, on average compensation for certain years. It is the Company's policy to fund at least the minimum amount required for all qualified plans, using actuarial cost methods and assumptions acceptable under U.S. Government regulations, by making payments into a trust separate from us.

In addition to the defined benefit pension plans, the Company provides certain healthcare and life insurance benefits for eligible retired employees. Such benefits are unfunded as of March 31, 2011. Employees achieve eligibility to participate in these contributory plans upon retirement from active service if they meet specified age and years of service requirements. Election to participate for some employees must be made at the date of retirement. Qualifying dependents at the date of retirement are also eligible for medical coverage. Current plan documents reserve the right to amend or terminate the plans at any time, subject to applicable collective bargaining requirements for represented employees. From time to time, changes have been made to the benefits provided to various groups of plan participants. Premiums charged to most retirees for medical coverage prior to age 65 are based on years of service and are adjusted annually for changes in the cost of the plans as determined by an independent actuary. In addition to this medical inflation cost-sharing feature, the plans also have provisions for deductibles, co-payments, coinsurance percentages, out-of-pocket limits, schedules of reasonable fees, preferred provider networks, coordination of benefits with other plans and a Medicare carve-out.

The Company also sponsors an unfunded supplemental executive retirement plan ("SERP") that provides retirement benefits to certain key employees.

(Dollars in thousands, except per share data)

15. EMPLOYEE BENEFIT PLANS (Continued)

In accordance with the *Compensation—Retirement Benefits* topic of the ASC, the Company has recognized the funded status of the benefit obligation as of the March 31, 2011, in the accompanying consolidated balance sheet. The funded status is measured as the difference between the fair value of the plan's assets and the PBO or accumulated postretirement benefit obligation of the plan. In order to recognize the funded status, the Company determined the fair value of the plan assets. The majority of the plan assets are publicly traded investments which were valued based on the market price as of the date of remeasurement. Investments that are not publicly traded were valued based on the estimated fair value of those investments based on our evaluation of data from fund managers and comparable market data.

The following table sets forth the Company's consolidated defined benefit pension plans for its union employees and its SERP as of March 31, 2011 and 2010, and the amounts recorded in the consolidated balance sheets at March 31, 2011 and 2010. Company contributions include amounts contributed directly to plan assets and indirectly as benefits are paid from the Company's assets. Benefit payments reflect the total benefits paid from the plans and the Company's assets. Information on the plans includes both the qualified and nonqualified plans.

	Pension Benefits		Other Postretirement Benefits	
	Year ended March 31,		Year ended March 31,	
	2011	2010	2011	2010
Change in projected benefit obligations				
Projected benefit obligation at beginning of year	$ 16,725	$14,667	$ —	$ —
Acquisition of Vought	1,995,620	—	398,549	—
Service cost	17,020	16	3,115	—
Interest cost	93,162	1,058	16,672	—
Actuarial loss	84,586	1,433	7,297	—
Plan amendments	(86,243)	—	(27,177)	—
Participant contributions	—	—	3,736	—
Benefits paid	(98,309)	(449)	(32,366)	—
Projected benefit obligation at end of year	$2,022,561	$16,725	$369,826	$ —
Accumulated benefit obligation at end of year	$1,949,459	$16,725	$369,826	$ —
Weighted-average assumptions used to determine benefit obligations at end of year				
Discount rate	5.58%	6.00%	5.25%	N/A
Rate of compensation increase	0 - 3.50%	N/A	N/A	N/A

TRIUMPH GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except per share data)

15. EMPLOYEE BENEFIT PLANS (Continued)

	Pension Benefits		Other Postretirement Benefits	
	Year ended March 31,		Year ended March 31,	
	2011	2010	2011	2010
Change in fair value of plan assets				
Fair value of plan assets at beginning of year	$ 7,304	$ 4,620	$ —	$—
Acquisition of Vought	1,360,211	—	—	—
Actual return on plan assets	255,279	1,638	—	—
Participant contributions	—	—	3,736	
Company contributions	135,107	1,654	28,630	—
Benefits paid	(98,309)	(608)	(32,366)	—
Fair value of plan assets at end of year	$1,659,592	$ 7,304	$ —	$—
Funded status (underfunded)				
Funded status	$ (362,969)	$(9,421)	$(369,826)	$—
Reconciliation of amounts recognized in the consolidated balance sheets				
Accrued benefit liability—current	$ (3,931)	$(3,266)	$ (35,456)	$—
Accrued benefit liability—noncurrent	(359,038)	(6,155)	(334,370)	—
Net amount recognized	$ (362,969)	$(9,421)	$(369,826)	$—
Prior service costs	$ (87,475)	$ 399	$ (26,800)	$—
Actuarial (gains) losses	(74,483)	3,211	7,297	—
Income tax benefits related to above items	61,544	(1,336)	7,411	—
Unamortized benefit plan (gains) costs	$ (100,414)	$ 2,274	$ (12,092)	$—

(Dollars in thousands, except per share data)

15. EMPLOYEE BENEFIT PLANS (Continued)

The components of net periodic benefit cost for fiscal years 2011, 2010 and 2009 are as follows:

	Pension Benefits			Other Postretirement Benefits		
	Year Ended March 31,			Year Ended March 31,		
	2011	2010	2009	2011	2010	2009
Components of net periodic pension cost						
Service cost	$ 17,020	$ 81	$ 82	$ 3,115	$ —	$ —
Interest cost	93,162	1,058	958	16,672	—	—
Expected return on plan assets	(93,121)	(439)	(512)	—	—	—
Amortization of prior service cost	1,631	165	519	(377)	—	—
Amortization of net loss	123	137	84	—	—	—
Total net periodic benefit cost	$ 18,815	$1,002	$1,131	$19,410	$ —	$ —
Weighted-average assumptions used to determine net periodic pension cost						
Discount rate	6.00%	7.25%	6.25%	5.58%	N/A	N/A
Expected long-term rate on assets	8.50%	8.00%	8.00%	N/A	N/A	N/A
Rate of compensation increase	0 - 3.50%	N/A	N/A	N/A	N/A	N/A

The discount rate is determined annually as of each measurement date, based on a review of yield rates associated with long-term, high-quality corporate bonds. At the end of each year, the discount rate is primarily determined using the results of bond yield curve models based on a portfolio of high-quality bonds matching notional cash inflows with the expected benefit payments for each significant benefit plan.

The Company periodically experiences events or makes changes to its benefit plans that result in special charges. Some require remeasurements. The following summarizes the key events whose effects on net periodic benefit cost and obligations are included in the tables above:

- In October 2010, the Company's largest union-represented group of production and maintenance employees ratified a new collective bargaining agreement. The agreement provided for an increase in the pension benefits payable to covered employees who retire on or after November 1, 2010. The aforementioned changes led to a remeasurement of the affected plan's assets and obligations as of October 2010, which resulted in a $31.8 million increase in the projected benefit obligation.
- In February 2011, the Company announced an amendment to the medical plans of its non-represented participants. The amendment eliminates pre-Medicare health coverage for all active and retired participants beginning in 2014. Those changes resulted in a reduction to the accumulated postretirement benefit obligation for the OPEB plan of $27.2 million.
- In March 2011, the Company announced an amendment to the retirement plans of its non-represented employee participants. Effective April 1, 2012, actively employed participants through December 31, 2011 may elect a lump-sum distribution option upon retirement. Those changes resulted in a reduction to the projected and accumulated pension obligation for the plan of approximately $118.0 million.

(Dollars in thousands, except per share data)

15. EMPLOYEE BENEFIT PLANS (Continued)

The following table shows those amounts expected to be recognized in net period benefit costs during the fiscal year ending March 31, 2012:

	Pension Benefits	Other Postretirement Benefits
Amounts expected to be recognized in FY 2012 net periodic benefit costs		
Prior service cost ($6,829 and $2,809 net of tax, respectively)	$(11,014)	$(4,530)
Actuarial loss ($71 net of tax)	114	—

Expected Pension Benefit Payments

The total estimated future benefit payments for the pension plans are expected to be paid from the plan assets and company funds. The other postretirement plan benefit payments reflect the Company's portion of the funding. Estimated future benefit payments from plan assets and company funds for the next ten years are as follows:

Year	Pension Benefits	Other Postretirement Benefits*
2012	$177,614	$ 36,375
2013	151,734	36,281
2014	148,043	34,921
2015	146,072	31,442
2016	145,323	31,310
2017 - 2021	717,940	146,588

* Net of expected Medicare Part D subsidies of $2.4 - $2.7 million per year

Plan Assets, Investment Policy and Strategy

The table below sets forth the Company's target asset allocation for fiscal 2012 and the actual asset allocations at March 31, 2011 and 2010.

	Target Allocation	Actual Allocation March 31,	
Asset Category	Fiscal 2012	2011	2010
Equity securities	50 - 65%	58%	55%
Fixed income securities	20 - 45%	33	45
Alternative investment funds	2 - 10%	6	—
Other	0 - 5%	3	—
Total		100%	100%

15. EMPLOYEE BENEFIT PLANS (Continued)

Pension plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long-term. The investment goals are to exceed the assumed actuarial rate of return over the long-term within reasonable and prudent levels of risks and to meet future obligations.

Asset / liability studies are conducted on a regular basis to provide guidance in setting investment goals for the pension portfolio and its asset allocation. The asset allocation aims to prudently achieve a strong, risk-adjusted return while seeking to minimize funding level volatility and improve the funded status of the plans. The pension plans currently employ a liability-driven investment (LDI) approach, where assets and liabilities move in the same direction. The goal is to ease the volatility of the funding status and cover part, but not all, of the changes in liabilities. Most of the liabilities' changes are due to interest rate movements.

To balance expected risk and return, allocation targets are established and monitored against acceptable ranges. All investment policies and procedures are designed to ensure that the plans' investments are in compliance with the Employee Retirement Income Security Act of 1974 (ERISA). Guidelines are established defining permitted investments within each asset class. Each investment manager has contractual guidelines to ensure that investments are made within the parameters of their asset class or in the case of multi-asset class managers, the parameters of their multi-asset class strategy. Certain investments are not permitted at any time including investment directly in employer securities and uncovered short sales.

(Dollars in thousands, except per share data)

15. EMPLOYEE BENEFIT PLANS (Continued)

The table below provides the fair values of the Company's plan assets at March 31, 2011 by asset category. The table also identifies the level of inputs used to determine the fair value of assets in each category (see Note 19 below for definition of levels).

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 308	$ 146,833	$ —	$ 147,141
Equity securities				
International	150,079	—	—	150,079
US equity	6,344	—	—	6,344
US commingled fund	2,779	194,505	—	197,284
International commingled fund	696	187,146	—	187,842
Fixed income securities				
Corporate bonds (S&P rating of A or higher)	—	76,032	—	76,032
Corporate bonds (S&P rating lower than A)	—	217,624	—	217,624
Government securities	—	162,972	—	162,972
Commingled fund	4,144	125,822		129,966
Mortgage-backed securities	—	57,923	—	57,923
Other fixed income	—	68,820	—	68,820
Other				
Futures	10,648	—	—	10,648
Private equity and infrastructure	—	—	98,674	98,674
Real estate	—	—	51,734	51,734
Commingled fund swaps	—	143,113	—	143,113
Total investment in securities—assets	$174,998	$1,380,790	$150,408	$1,706,196
Liabilities				
Cash and cash equivalents	$ —	$ —	$ —	$ —
Other investments				
Futures	—	(122)	—	(122)
Total investment in securities—liabilities	$ —	$ (122)	$ —	$ (122)
Net investment in securities	$174,998	$1,380,668	$150,408	$1,706,074
Receivables				43,990
Payables				(90,472)
Total plan assets				$1,659,592

Cash equivalents and other short-term investments are primarily held in registered short-term investment vehicles which are valued using a market approach based on quoted market prices of similar instruments.

Public equity securities, including common stock, are primarily valued using a market approach based on the closing fair market prices of identical or comparable instruments, in the principal market on which they are traded. Commingled equity funds are public investment vehicles valued using the net

(Dollars in thousands, except per share data)

15. EMPLOYEE BENEFIT PLANS (Continued)

asset value (NAV) provided by the fund manager. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level I if traded at their NAV on a nationally recognized securities exchange or categorized as Level II if the NAV is corroborated by observable market data (e.g., purchases or sale activity).

Fixed income securities are primarily valued using a market approach with inputs that include broker quotes, benchmark yields, base spreads and reported trades.

Other investments include the net unrealized gain/loss for the Company's futures, the fair value of the swaps, as well as private equity and real estate. Futures are financial contracts obligating the Company to purchase assets at a predetermined date and time. Swaps are an exchange of one security for another to change the maturity or the quality of the investments. These securities are valued using the most accurate pricing service. Private equity, real estate values, and infrastructure investments, which are not readily marketable, are carried at estimated fair value as determined based on an evaluation of data provided by fund managers, including valuations of the underlying investments derived using inputs such as cost, operating results, discounted future cash flows, and market-based comparable data.

The following table represents a rollforward of the June 16, 2010 balances (date of acquisition of Vought) and March 31, 2011 balances of our pension plan assets that are valued using Level 3 inputs:

	June 16, 2010 Balance	Net Purchases (Sales)	Net Realized Appreciation (Depreciation)	Net Unrealized Appreciation (Depreciation)	March 31, 2011 Balance
Private equity funds	$ 92,385	$(9,662)	$370	$15,581	$ 98,674
Real estate	46,250	—	—	5,484	51,734
Total	$138,635	$(9,662)	$370	$21,065	$150,408

Assumptions and Sensitivities

The discount rate is determined as of each measurement date, based on a review of yield rates associated with long-term, high-quality corporate bonds. The calculation separately discounts benefit payments using the spot rates from a long-term, high quality corporate bond yield curve. During fiscal 2011, there were interim remeasurements for certain plans. The full year weighted-average discount rates for pension and postretirement benefit plans in fiscal 2011 were 5.58% and 5.25%, respectively.

(Dollars in thousands, except per share data)

15. EMPLOYEE BENEFIT PLANS (Continued)

The effect of a 25 basis point change in discount rates as of March 31, 2011 is shown below:

		Pension Benefits	Other Postretirement Benefits
Increase of 25 basis points			
Obligation—March 31, 2011	*	$(48,410)	$(7,160)
Net periodic expense—fiscal year ended March 31, 2011		(440)	420
Decrease of 25 basis points			
Obligation—March 31, 2011	*	$ 50,560	$ 7,420
Net periodic expense—fiscal year ended March 31, 2011		360	(410)

* Excludes impact to plan assets due to the LDI investment approach discussed above under "Plan Assets, Investment Policy and Strategy."

The long-term rate of return assumption represents the expected average rate of earnings on the funds invested to provide for the benefits included in the benefit obligations. The long-term rate of return assumption is determined based on a number of factors, including historical market index returns, the anticipated long-term asset allocation of the plans, historical plan return data, plan expenses and the potential to outperform market index returns. The expected long-term rate of return on assets was 8.5%.

A significant factor used in estimating future per capita cost of covered healthcare benefits for our retirees and us is the healthcare cost trend rate assumption. The rate used at March 31, 2011 was 8.00% and is assumed to decrease gradually to 4.50% by fiscal 2019 and remain at that level thereafter. The effect of a one-percentage point change in the healthcare cost trend rate in each year is shown below:

	Other Postretirement Benefits	
	One Percentage Point Increase	One Percentage Point Decrease
Net periodic expense (service and interest cost)	$ (543)	$ 611
Obligation	(11,054)	12,357

Anticipated Contributions to Defined Benefit Plans

Assuming a normal retirement age of 65, the Company expects to contribute approximately $117,900 to its pension plans and $36,375 to its OPEB during fiscal 2012. No plan assets are expected to be returned to the Company in fiscal 2012.

16. STOCK COMPENSATION PLANS

The Company has stock incentive plans under which employees and non-employee directors may be granted options to purchase shares of the Company's common stock at the fair value at the time of the grant. Employee options and non-employee director options generally vest over three to four years and expire ten years from the date of the grant. Compensation expense recognized for all option grants

(Dollars in thousands, except per share data)

16. STOCK COMPENSATION PLANS (Continued)

is net of estimated forfeitures and is recognized over the awards' respective requisite service periods. There were no employee or non-employee director options granted during fiscal 2011, 2010 or 2009. The fair values relating to prior option grants were estimated using a Black-Scholes option pricing model. Expected volatilities were based on historical volatility of the Company's stock and other factors, such as implied market volatility. The Company used historical exercise data based on the age at grant of the option holder to estimate the options' expected term, which represents the period of time that the options granted are expected to be outstanding. The Company anticipated the future option holding periods to be similar to the historical option holding periods. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant. The Company recognizes compensation expense for the fair values of these awards on a straight-line basis over the requisite service period of these awards.

In fiscal 2006, the Company approved the granting of restricted stock as its primary form of share-based incentive. The restricted shares are subject to forfeiture should the grantee's employment be terminated prior to the fourth anniversary of the date of grant, and are included in capital in excess of par value. Restricted shares generally vest in full after four years. The fair value of restricted shares under the Company's restricted stock plans is determined by the product of the number of shares granted and the grant date market price of the Company's common stock. The fair value of restricted shares is expensed on a straight-line basis over the requisite service period of four years.

The Company recognized $3,710, $3,220 and $3,180 of share-based compensation expense during the fiscal years ended March 31, 2011, 2010 and 2009, respectively. The total income tax benefit recognized for share-based compensation arrangements for fiscal years ended March 31, 2011, 2010 and 2009 was $150, $1,107 and $1,048, respectively. Total share-based compensation expense was comprised of stock option expense of $0, $0 and $32 and restricted stock expense of $3,710, $3,220 and $3,148 for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

A summary of the Company's stock option activity and related information for its option plans for the fiscal year ended March 31, 2011 was as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at March 31, 2010	250,438	$36.24		
Granted	—	—		
Exercised	(80,276)	35.93		
Forfeited	—	—		
Outstanding at March 31, 2011	170,162	$36.39	2.3 Years	$7,242
Exercisable at March 31, 2011	170,162	$36.39	2.3 Years	$7,242

(Dollars in thousands, except per share data)

16. STOCK COMPENSATION PLANS (Continued)

As of March 31, 2011 and 2010, all stock options are fully vested with no expected future compensation expense related to them. The intrinsic value of stock options exercised during fiscal 2011, 2010 and 2009 was $3,702, $737 and $927, respectively.

At March 31, 2011 and 2010, 1,284,540 and 1,322,011 shares of common stock, respectively, were available for issuance under the plans. A summary of the status of the Company's nonvested shares as of March 31, 2011 and changes during the fiscal year ended March 31, 2011, is presented below:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at March 31, 2010	213,095	$48.87
Granted	40,243	76.37
Vested	(92,660)	48.09
Forfeited	(2,772)	50.74
Nonvested at March 31, 2011	157,906	$56.31

The fair value of restricted stock vested during fiscal 2011 was $6,651. The tax benefit from vested restricted stock was $1,862 and $470 during fiscal 2011 and fiscal 2010, respectively. The weighted-average grant date fair value of share-based grants in fiscal 2011, 2010 and 2009 was $76.37, $40.56 and $57.19, respectively. Expected future compensation expense on restricted stock net of expected forfeitures, is approximately $2,381, which is expected to be recognized over the remaining weighted-average vesting period of 1.6 years.

In April 2011, 68,324 restricted shares were granted following the determination of net earnings per share and return on net assets for fiscal 2011. Certain of these awards contain performance conditions, in addition to the standard service conditions. Expected future compensation expenses on this April 2011 grant, net of expected forfeitures, is approximately $4,063, which is expected to vest over the remaining vesting period of 2.4 years.

During the fiscal years ended March 31, 2011, 2010 and 2009, 5,500, 5,000 and 7,800 deferred stock units were granted to the non-employee members of the Board of Directors, respectively, under the Directors' Plan. Each deferred stock unit represents the contingent right to receive one share of the Company's common stock. The deferred stock units vest over a four-year period and the shares of common stock underlying vested deferred stock units will be delivered on January 1 of the year following the year in which the non-employee director terminates service as a Director of the Company.

17. COMMITMENTS AND CONTINGENCIES

Trade Secret Litigation over Claims of Eaton Corporation

On July 9, 2004, Eaton Corporation and several of its subsidiaries ("Eaton") sued the Company, a subsidiary and certain employees of the Company and the subsidiary on claims alleging misappropriation of trade secrets and intellectual property allegedly belonging to Eaton relating to the design and manufacture of hydraulic pumps and motors used in military and commercial aviation. The

(Dollars in thousands, except per share data)

17. COMMITMENTS AND CONTINGENCIES (Continued)

subsidiary and the individual engineer defendants answered Eaton's claims and filed counterclaims, while the Company and an officer of the Company moved to dismiss for lack of personal jurisdiction. In the course of discovery in the suit, the court began an investigation of allegations of wrongdoing by Eaton in its conduct of the litigation. Eaton denied, and continues to deny, these allegations. On December 22, 2010, however, the court dismissed all of Eaton's claims with prejudice based on the court's conclusion that a fraud had been perpetrated on the court by counsel for Eaton of which Eaton was aware or should have been aware. Meanwhile, the Company, several subsidiaries, and the employees sued by Eaton are now pursuing claims (including antitrust claims) and counterclaims against Eaton based on the Eaton misconduct that led to the dismissal of Eaton's claims. Given the court's dismissal of Eaton's claims, we cannot conclude that a loss arising from Eaton's claims is probable; however, given the unusual nature and complexity of the case, we also cannot conclude that the probability of loss is remote, nor can we reasonably estimate the possible loss, or range of loss, that could be incurred by the Company if Eaton were to prevail on appeal and in the litigation that would follow. Even if Eaton were to prevail on appeal, however, we believe we have substantial defenses and would expect to defend the claims vigorously.

Sale of the Charleston 787 business

On July 30, 2009, Vought Aircraft Industries sold the assets and operations of its 787 business conducted at North Charleston, South Carolina ("the Boeing sale agreement") to a wholly owned subsidiary of The Boeing Company ("Boeing"). Following the acquisition of Vought by the Company, Boeing has asserted various breaches to the Boeing sale agreement which include alleged losses from aircraft tooling, flawed inventory management and problems with spare parts. The Company and its counsel are continuing to obtain additional information related to the various issues asserted by Boeing. Based on the information accumulated to date, and the Company's current assessment of the probable outcome of this matter, the Company has recognized a provisional liability and an estimated indemnification asset, which resulted in a net amount of $15,000. The provisional amounts recognized are based on the Company's best estimates using information that it has obtained as of the reporting date. The Company will finalize its estimates once it is able to determine that it has obtained all necessary information that existed as of the acquisition date related to this matter or one year following the acquisition of Vought, whichever is earlier.

Other

Certain of the Company's business operations and facilities are subject to a number of federal, state, local and foreign environmental laws and regulations. Former owners generally indemnify the Company for environmental liabilities related to the assets and businesses acquired which existed prior to the acquisition dates. In the opinion of management, there are no significant environmental concerns which would have a material effect on the financial condition or operating results of the Company which are not covered by such indemnification.

The Company's risk related to pension projected obligations, $2,022,561 as of March 31, 2011, is significant. This amount is currently in excess of the related plan assets of $1,695,592. The Company's risk related to OPEB projected obligations $369,826 as of March 31, 2011, is also significant. Benefit plan assets are invested in a diversified portfolio of investments in both the equity and debt categories,

17. COMMITMENTS AND CONTINGENCIES (Continued)

as well as limited investments in real estate and other alternative investments. The current market value of all of these investment categories may be adversely affected by external events and the movements and volatility in the financial markets including such events as the current credit and real estate market conditions. Declines in the market values of our plan assets could expose the total asset balance to significant risk which may cause an increase to future funding requirements.

Some raw materials and operating supplies are subject to price and supply fluctuations caused by market dynamics. The Company's strategic sourcing initiatives seek to find ways of mitigating the inflationary pressures of the marketplace. In recent years, these inflationary pressures have affected the market for raw materials. However, the Company believes that raw material prices will remain stable through the remainder of 2011 and after that, experience increases that are in line with inflation. Additionally, the Company generally does not employ forward contracts or other financial instruments to hedge commodity price risk.

The Company's suppliers' failure to provide acceptable raw materials, components, kits and subassemblies would adversely affect production schedules and contract profitability. The Company maintains an extensive qualification and performance surveillance system to control risk associated with such supply base reliance. The Company is dependent on third parties for certain information technology services. To a lesser extent, the Company is also exposed to fluctuations in the prices of certain utilities and services, such as electricity, natural gas, chemical processing and freight. The Company utilizes a range of long-term agreements and strategic aggregated sourcing to optimize procurement expense and supply risk in these categories.

In the ordinary course of business, the Company is also involved in disputes, claims, lawsuits, and governmental and regulatory inquiries that it deems to be immaterial. Some may involve claims or potential claims of substantial damages, fines or penalties. While the Company cannot predict the outcome of any pending or future litigation or proceeding and no assurances can be given, the Company does not believe that any pending matter will have a material effect, individually or in the aggregate, on its financial position or results of operations.

18. DERIVATIVES

Interest Rate Swap

The Company uses interest rate swaps, a derivative financial instrument, to manage interest costs and minimize the effects of interest rate fluctuations on cash flows associated with its Credit Facility. The Company does not use derivative financial instruments for trading or speculative purposes. While interest rate swaps are subject to fluctuations in value, these fluctuations are generally offset by the estimated fair value of the underlying exposures being hedged. The Company follows the *Derivatives and Hedging* topic of ASC to account for its interest rate swaps, which requires that all derivatives be recorded on the consolidated balance sheet at fair value. This topic also requires that changes in the fair value be recorded each period in current earnings or other comprehensive income, depending on the effectiveness of hedge transaction. Interest rate swaps are designated as cash flow hedges. Changes in the fair value of a cash flow hedge, to the extent the hedge is effective, are recorded, net of tax, in other comprehensive income (loss), a component of stockholders' equity, until earnings are affected by the variability of the hedged cash flows. Cash flow hedge ineffectiveness, defined as the extent that the

(Dollars in thousands, except per share data)

18. DERIVATIVES (Continued)

changes in the fair value of the derivative exceed the variability of cash flows of the forecasted transaction, is recorded currently in earnings.

In March 2008, the Company entered into an interest rate swap agreement (the "Swap"), maturing June 2011 involving the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement, without exchange of the underlying principal amount. Under the Swap, the Company receives interest equivalent to the one-month LIBOR and pays a fixed rate of interest of 2.925 percent with settlements occurring monthly. The objective of the hedge is to eliminate the variability of cash flows in interest payments for $85,000 of floating rate debt.

In December 2009, the Company elected to de-designate the Swap as a hedge prospectively. As a result, changes in fair value from the date of de-designation are recognized through interest expense and other in the consolidated statement of income. For the years ended March 31, 2011 and 2010, $1,951 and $298, respectively, was recognized as a reduction to interest expense and other for the change in fair value of the Swap.

As of March 31, 2011, the total notional amount of the Company's receive-variable/pay-fixed interest rate swap was $85,000. For the year ended March 31, 2011, $2,282 of losses were reclassified into earnings from accumulated other comprehensive income.

The fair value of the interest rate swap of $581 and $2,527 for the fiscal years ended March 31, 2011 and 2010, respectively, was included in other noncurrent liabilities.

The effect of derivative instruments in the consolidated statements of income is as follows:

Cash Flow Hedges	Reclassification Adjustment Gain (Loss) Location (Effective Portion)	Amount of Gain (Loss) in OCI (Effective Portion) Year ended March 31,		Reclassification Adjustment Gain (Loss) Amount Year ended March 31,	
		2011	2010	2011	2010
Interest rate swap . .	Interest expense and other	$(1,188)	$(740)	$(2,282)	$(2,252)

The amount of ineffectiveness on the interest rate swap is not significant. The Company estimates that approximately $231 of losses presently in accumulated other comprehensive income (loss) will be reclassified into earnings during fiscal 2012.

During fiscal 2009, the Company entered into certain foreign currency derivative instruments that did not meet hedge accounting criteria and primarily were intended to protect against exposure related to fiscal 2009 acquisitions. The Company recognized a gain of $1,411 in fiscal 2009, which is included in interest expense and other related to these instruments. No such instruments were outstanding in fiscal 2011 or fiscal 2010.

19. FAIR VALUE MEASUREMENTS

The Company follows the *Fair Value Measurement and Disclosures* topic of the ASC, which requires additional disclosures about the Company's assets and liabilities that are measured at fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and

(Dollars in thousands, except per share data)

19. FAIR VALUE MEASUREMENTS (Continued)

minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3 Unobservable inputs for the asset or liability

The following table provides the liabilities reported at fair value in Other noncurrent liabilities and measured on a recurring basis as of March 31, 2011:

		Fair Value Measurements Using:		
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	**Total**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Interest rate swap, net of tax of $(204)	$ (377)	$—	$(377)	$ —
Contingent consideration	$(2,870)	$—	$ —	$(2,870)

The fair value of the interest rate swap contract is determined using observable current market information as of the reporting date such as the prevailing LIBOR-based interest rate. The fair value of the contingent consideration at the date of acquisition of Fabritech was $2,545 which was estimated using the income approach based on significant inputs that are not observable in the market. Key assumptions included a discount rate and probability assessments of each milestone payment being made. The assumptions used to develop the estimate have not changed since the date of acquisition, with the exception of the present value factor.

The *Financial Instruments* topic of the ASC requires disclosure of the estimated fair value of certain financial instruments. These estimated fair values as of March 31, 2011 and 2010 have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop estimates of fair value. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange. The use of alternative market assumptions and estimation methodologies could have had a material effect on these estimates of fair value.

Carrying amounts and the related estimated fair values of the Company's financial instruments not recorded at fair value in the financial statements are as follows:

	March 31, 2011		March 31, 2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$1,312,004	$1,483,796	$505,780	$582,199

The fair value of the long-term debt was calculated based on interest rates available for debt with terms and maturities similar to the Company's existing debt arrangements.

(Dollars in thousands, except per share data)

20. CUSTOMER CONCENTRATION

Trade accounts receivable from The Boeing Company ("Boeing") represented approximately 32% and 26% of total accounts receivable as of March 31, 2011 and 2010, respectively. The Company had no other significant concentrations of credit risk. Sales to Boeing for fiscal 2011 were $1,317,398, or 45% of net sales, of which $1,226,246, $58,207 and $32,945 were from the Aerostructures segment, the Aerospace Systems segment and the Aftermarket Services segment, respectively. Sales to Boeing for fiscal 2010 were $388,975, or 30% of net sales, of which $283,535, $68,668 and $36,772 were from the Aerostructures segment, the Aerospace Systems segment and the Aftermarket Services segment, respectively. Sales to Boeing for fiscal 2009 were $288,048, or 23% of net sales, of which $165,003, $78,242 and $44,803 were from the Aerostructures segment, the Aerospace Systems segment and the Aftermarket Services segment, respectively. No other single customer accounted for more than 10% of the Company's net sales; however, the loss of any significant customer, including Boeing, could have a material adverse effect on the Company and its operating subsidiaries.

The Company currently generates a majority of its revenue from clients in the commercial aerospace industry, the military, and the regional airline industry. The Company's growth and financial results are largely dependent on continued demand for its products and services from clients in these industries. If any of these industries experiences a downturn, clients in these sectors may conduct less business with the Company.

21. COLLECTIVE BARGAINING AGREEMENTS

Approximately 29% of the Company's labor force is covered under collective bargaining agreements.

22. SEGMENTS

Through the first quarter of fiscal 2011, the Company had been organized based on the products and services that it provided. Under this organizational structure, the Company had two reportable segments: the Aerospace Systems Group and the Aftermarket Services Group. The Company's Chief Operating Decision Maker (CODM) evaluated performance and allocated resources based upon review of segment information. The CODM utilized earnings before interest, income taxes, depreciation and amortization ("EBITDA") as a primary measure of profitability to evaluate performance of its segments and allocate resources.

During the second quarter of fiscal 2011, the Company implemented changes in its operating segments resulting from changes in the processes employed for allocating resources across the Company and reviewing operating results to assess performance by its CODM. These changes, which resulted in part from the acquisition of Vought, were fully implemented in the second quarter of fiscal year 2011 to align our operating and reportable segments with how we manage the business and view the markets we serve. The Company reports its financial performance based on the following three reportable segments: the Aerostructures Group, the Aerospace Systems Group and the Aftermarket Services Group. As required by ASC Topic 280, all prior period information has been recast to reflect the realignment of reportable segments.

22. SEGMENTS (Continued)

The Aerostructures segment consists of the Company's operations that manufacture products primarily for the aerospace OEM market. The Aerostructures segment's revenues are derived from the design, manufacture, assembly and integration of metallic and composite aerostructures and structural components, including aircraft wings, fuselage sections, tail assemblies, engine nacelles, flight control surfaces as well as helicopter cabins. Further, the segment's operations also design and manufacture composite assemblies for floor panels and environmental control system ducts. These products are sold to various aerospace OEMs on a global basis.

The Aerospace Systems segment consists of the Company's operations that also manufacture products primarily for the aerospace OEM market. The segment's operations design and engineer mechanical and electromechanical controls, such as hydraulic systems, main engine gearbox assemblies, accumulators, mechanical control cables and non-structural cockpit components. These products are sold to various aerospace OEMs on a global basis.

The Aftermarket Services segment consists of the Company's operations that provide maintenance, repair and overhaul services to both commercial and military markets on components and accessories manufactured by third parties. Maintenance, repair and overhaul revenues are derived from services on auxiliary power units, airframe and engine accessories, including constant-speed drives, cabin compressors, starters and generators, and pneumatic drive units. In addition, the segment's operations repair and overhaul thrust reversers, nacelle components and flight control surfaces. The segment's operations also perform repair and overhaul services and supply spare parts for various types of cockpit instruments and gauges for a broad range of commercial airlines on a worldwide basis.

Segment EBITDA is total segment revenue reduced by operating expenses (less depreciation and amortization) identifiable with that segment. Corporate includes general corporate administrative costs and any other costs not identifiable with one of the Company's segments.

The Company does not accumulate net sales information by product or service or groups of similar products and services, and therefore the Company does not disclose net sales by product or service because to do so would be impracticable.

(Dollars in thousands, except per share data)

22. SEGMENTS (Continued)

Selected financial information for each reportable segment and the reconciliation of EBITDA to operating income before interest is as follows:

	Year Ended March 31,		
	2011	2010	2009
Net sales:			
Aerostructures	$2,126,040	$ 605,423	$ 523,526
Aerospace systems	513,435	473,409	469,995
Aftermarket services	272,728	224,663	254,638
Elimination of inter-segment sales	(6,855)	(8,715)	(7,781)
	$2,905,348	$1,294,780	$1,240,378
Income before income taxes:			
Operating income (loss):			
Aerostructures	$ 267,783	$ 102,271	$ 99,224
Aerospace systems	75,292	68,069	68,782
Aftermarket services	28,774	11,226	10,876
Corporate	(57,813)	(26,285)	(26,968)
	314,036	155,281	151,914
Interest expense and other	79,559	28,865	16,929
Gain on early extinguishment of debt	—	(39)	(880)
	$ 234,477	$ 126,455	$ 135,865
Depreciation and amortization:			
Aerostructures	$ 69,451	$ 24,025	$ 19,478
Aerospace systems	17,183	16,804	15,306
Aftermarket services	11,101	12,855	13,515
Corporate	1,922	734	312
	$ 99,657	$ 54,418	$ 48,611
Amortization of acquired contract liabilities, net:			
Aerostructures	$ 29,214	$ —	$ —
EBITDA:			
Aerostructures	$ 308,020	$ 126,296	$ 118,702
Aerospace systems	92,475	84,873	84,088
Aftermarket services	39,875	24,081	24,391
Corporate	(55,891)	(25,551)	(26,656)
	$ 384,479	$ 209,699	$ 200,525

(Dollars in thousands, except per share data)

22. SEGMENTS (Continued)

	Year Ended March 31,		
	2011	2010	2009
Capital expenditures:			
Aerostructures	$ 57,390	$ 9,107	$ 24,442
Aerospace systems	11,534	11,136	10,176
Aftermarket services	4,656	3,895	8,804
Corporate	16,445	7,527	1,999
	$ 90,025	$ 31,665	$ 45,421

	March 31,	
	2011	2010
Total Assets:		
Aerostructures	$3,574,294	$ 648,953
Aerospace systems	564,235	550,006
Aftermarket services	307,413	300,777
Corporate	19,721	187,791
Discontinued operations	4,574	5,051
	$4,470,237	$1,692,578

During fiscal years 2011, 2010 and 2009, the Company had foreign sales of $394,827, $255,975 and $266,646, respectively. The Company reports as foreign sales those sales with delivery points outside of the United States.

23. SELECTED CONSOLIDATING FINANCIAL STATEMENTS OF PARENT, GUARANTORS AND NON-GUARANTORS

The Company's 2017 Notes and the 2018 Notes are fully and unconditionally guaranteed on a joint and several basis by Guarantor Subsidiaries. The total assets, stockholder's equity, revenue, earnings and cash flows from operating activities of the Guarantor Subsidiaries exceeded a majority of the consolidated total of such items as of and for the periods reported. The only consolidated subsidiaries of the Company that are not guarantors of the 2017 Notes and the 2018 Notes (the "Non-Guarantor Subsidiaries") are: (a) the receivables securitization special purpose entity, and (b) the foreign operating subsidiaries. The following tables present condensed consolidating financial statements including Triumph Group, Inc. (the "Parent"), the Guarantor Subsidiaries, and the Non-Guarantor Subsidiaries. Such financial statements include balance sheets as of March 31, 2011 and 2010, statements of operations for the fiscal years ended March 31, 2011, 2010 and 2009, and statements of cash flows for the fiscal years ended March 31, 2011, 2010 and 2009.

TRIUMPH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

23. SELECTED CONSOLIDATING FINANCIAL STATEMENTS OF PARENT, GUARANTORS AND NON-GUARANTORS (Continued)

SUMMARY CONSOLIDATING BALANCE SHEETS:

	March 31, 2011				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Current assets:					
Cash and cash equivalents	$ 17,270	$ 1,753	$ 20,305	$ —	$ 39,328
Trade and other receivables, net	—	150,126	219,365	—	369,491
Inventories	—	750,311	31,403	—	781,714
Rotable assets	—	22,032	4,575	—	26,607
Assets held for sale	—	4,574	—	—	4,574
Prepaid expenses and other	7,514	9,967	660	—	18,141
Total current assets	24,784	938,763	276,308	—	1,239,855
Property and equipment, net	38,028	680,929	15,922	—	734,879
Goodwill and other intangible assets, net	1,677	2,351,696	51,788	—	2,405,161
Other, net	36,767	53,330	245	—	90,342
Intercompany investments and advances	673,212	65,510	4,199	(742,921)	—
Total assets	$ 774,468	$4,090,228	$348,462	$(742,921)	$4,470,237
Current liabilities:					
Current portion of long-term debt	$ 180,669	$ 17,177	$102,406	$ —	$ 300,252
Accounts payable	4,259	247,002	11,455	—	262,716
Accrued expenses	44,887	264,518	10,949	—	320,354
Deferred income taxes	—	78,793	—	—	78,793
Liabilities related to assets held for sale	—	431	—	—	431
Total current liabilities	229,815	607,921	124,810	—	962,546
Long-term debt, less current portion	955,009	56,743	—	—	1,011,752
Intercompany debt	(2,060,150)	1,916,421	143,729	—	—
Accrued pension and other postretirement benefits, noncurrent	—	680,754	—	—	680,754
Deferred income taxes and other	17,577	166,807	(1,416)	—	182,968
Total stockholders' equity	1,632,217	661,582	81,339	(742,921)	1,632,217
Total liabilities and stockholders' equity	$ 774,468	$4,090,228	$348,462	$(742,921)	$4,470,237

(Dollars in thousands, except per share data)

23. SELECTED CONSOLIDATING FINANCIAL STATEMENTS OF PARENT, GUARANTORS AND NON-GUARANTORS (Continued)

SUMMARY CONSOLIDATING BALANCE SHEETS:

	March 31, 2010				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Current assets:					
Cash and cash equivalents	$ 148,437	$ 1,712	$ 7,069	$ —	$ 157,218
Trade and other receivables, net	1,571	29,995	182,931	—	214,497
Inventories	—	322,256	28,609	—	350,865
Rotable assets	—	22,456	3,131	—	25,587
Assets held for sale	—	5,051	—	—	5,051
Prepaid expenses and other	12,728	5,176	551	—	18,455
Total current assets	162,736	386,646	222,291	—	771,673
Property and equipment, net	9,854	302,628	16,212	—	328,694
Goodwill and other intangible assets, net	—	525,541	48,278	—	573,819
Other, net	16,489	1,690	213	—	18,392
Intercompany investments and advances	410,733	(1,563)	2,853	(412,023)	—
Total assets	$ 599,812	$1,214,942	$289,847	$(412,023)	$1,692,578
Current liabilities:					
Current portion of long-term debt	$ 469	$ 14,915	$ 76,545	$ —	$ 91,929
Accounts payable	2,560	83,878	6,414	—	92,852
Accrued expenses	32,208	60,524	5,850	—	98,582
Liabilities related to assets held for sale	—	899	—	—	899
Total current liabilities	35,237	160,216	88,809	—	284,262
Long-term debt, less current portion	342,550	71,301	—	—	413,851
Intercompany debt	(771,776)	636,409	135,367	—	—
Accrued pension and other postretirement benefits, noncurrent	—	1,397	—	—	1,397
Deferred income taxes and other	133,115	571	(1,304)	—	132,382
Total stockholders' equity	860,686	345,048	66,975	(412,023)	860,686
Total liabilities and stockholders' equity	$ 599,812	$1,214,942	$289,847	$(412,023)	$1,692,578

(Dollars in thousands, except per share data)

23. SELECTED CONSOLIDATING FINANCIAL STATEMENTS OF PARENT, GUARANTORS AND NON-GUARANTORS (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME:

	Fiscal year ended March 31, 2011				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net sales	$ —	$2,813,506	$97,630	$(5,788)	$2,905,348
Operating costs and expenses:					
Cost of sales	—	2,169,678	67,974	(5,788)	2,231,864
Selling, general and administrative	34,989	189,486	14,414	—	238,889
Acquisition-related	20,902	—	—	—	20,902
Depreciation and amortization	1,922	94,235	3,500	—	99,657
	57,813	2,453,399	85,888	(5,788)	2,591,312
Operating (loss) income	(57,813)	360,107	11,742	—	314,036
Intercompany interest and charges	(163,530)	160,290	3,240	—	—
Interest expense and other	74,343	8,292	(3,076)	—	79,559
Income from continuing operations, before income taxes	31,374	191,525	11,578	—	234,477
Income tax expense	11,758	69,121	1,187	—	82,066
Income from continuing operations	19,616	122,404	10,391	—	152,411
Loss on discontinued operations, net	—	(2,512)	—	—	(2,512)
Net income	$ 19,616	$ 119,892	$10,391	$ —	$ 149,899

(Dollars in thousands, except per share data)

23. SELECTED CONSOLIDATING FINANCIAL STATEMENTS OF PARENT, GUARANTORS AND NON-GUARANTORS (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME:

	Fiscal year ended March 31, 2010				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net sales	$ —	$1,227,738	$79,029	$(11,987)	$1,294,780
Operating costs and expenses:					
Cost of sales	—	881,828	57,370	(11,987)	927,211
Selling, general and administrative	25,551	122,521	9,798	—	157,870
Depreciation and amortization	734	50,668	3,016	—	54,418
	26,285	1,055,017	70,184	(11,987)	1,139,499
Operating (loss) income	(26,285)	172,721	8,845	—	155,281
Intercompany interest and charges	(87,564)	87,092	472	—	—
Interest expense and other	23,415	3,529	1,921	—	28,865
Gain on extinguishment of debt	(39)	—	—	—	(39)
Income from continuing operations, before income taxes	37,903	82,100	6,452	—	126,455
Income tax expense	9,365	30,188	1,614	—	41,167
Income from continuing operations	28,538	51,912	4,838	—	85,288
Loss on discontinued operations, net	—	(17,526)	—	—	(17,526)
Net income	$ 28,538	$ 34,386	$ 4,838	$ —	$ 67,762

TRIUMPH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

23. SELECTED CONSOLIDATING FINANCIAL STATEMENTS OF PARENT, GUARANTORS AND NON-GUARANTORS (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME:

	Fiscal year ended March 31, 2009				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net sales	$ —	$1,211,649	$49,778	$(21,049)	$1,240,378
Operating costs and expenses:					
Cost of sales	—	863,836	34,957	(21,049)	877,744
Selling, general and administrative	26,656	125,858	9,595	—	162,109
Depreciation and amortization	312	46,941	1,358	—	48,611
	26,968	1,036,635	45,910	(21,049)	1,088,464
Operating (loss) income	(26,968)	175,014	3,868	—	151,914
Intercompany interest and charges	(88,267)	88,612	(345)	—	—
Interest expense and other	17,499	1,445	(2,015)	—	16,929
Gain on extinguishment of debt	(880)	—	—	—	(880)
Income from continuing operations, before income taxes	44,680	84,957	6,228	—	135,865
Income tax expense	12,067	30,039	1,018	—	43,124
Income from continuing operations	32,613	54,918	5,210	—	92,741
Loss on discontinued operations, net	—	(4,745)	—	—	(4,745)
Net income	$ 32,613	$ 50,173	$ 5,210	$ —	$ 87,996

(Dollars in thousands, except per share data)

23. SELECTED CONSOLIDATING FINANCIAL STATEMENTS OF PARENT, GUARANTORS AND NON-GUARANTORS (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS:

	Fiscal year ended March 31, 2011				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net income	$ 19,616	$ 119,892	$ 10,391	$—	$ 149,899
Adjustments to reconcile net income to net cash provided by (used in) operating activities	34,398	(14,850)	(27,143)	—	(7,595)
Net cash provided by (used in) operating activities	54,014	105,042	(16,752)	—	142,304
Capital expenditures	(16,445)	(72,237)	(1,343)	—	(90,025)
Proceeds from sale of assets and businesses	—	4,156	57	—	4,213
Cash used for businesses and intangible assets acquired	—	(346,362)	(1,550)	—	(347,912)
Net cash used in investing activities	(16,445)	(414,443)	(2,836)	—	(433,724)
Net decrease in revolving credit facility	85,000	—	—	—	85,000
Proceeds on issuance of debt	695,695	10	150,400	—	846,105
Retirements and repayments of debt	(593,104)	(12,627)	(125,437)	—	(731,168)
Payments of deferred financing costs	(22,790)	—	—	—	(22,790)
Dividends paid	(3,574)	—	—	—	(3,574)
Repayment of governmental grant	—	(1,695)	—	—	(1,695)
Repurchase of restricted shares for minimum tax obligation	(1,861)	—	—	—	(1,861)
Proceeds from exercise of stock options, including excess tax benefit	3,034	—	—	—	3,034
Intercompany financing and advances	(331,136)	323,754	7,382	—	—
Net cash (used in) provided by financing activities	(168,736)	309,442	32,345	—	173,051
Effect of exchange rate changes on cash and cash equivalents	—	—	479	—	479
Net change in cash and cash equivalents	(131,167)	41	13,236	—	(117,890)
Cash and cash equivalents at beginning of year	148,437	1,712	7,069	—	157,218
Cash and cash equivalents at end of year	$ 17,270	$ 1,753	$ 20,305	$—	$ 39,328

TRIUMPH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

23. SELECTED CONSOLIDATING FINANCIAL STATEMENTS OF PARENT, GUARANTORS AND NON-GUARANTORS (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS:

	Fiscal year ended March 31, 2010				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net income	$ 28,538	$ 34,386	$ 4,838	$—	$ 67,762
Adjustments to reconcile net income to net cash provided by operating activities	23,247	73,207	5,432	—	101,886
Net cash provided by operating activities	51,785	107,593	10,270	—	169,648
Capital expenditures	(1,815)	(22,900)	(6,950)	—	(31,665)
Proceeds from sale of assets and businesses	—	614	1	—	615
Cash used for businesses and intangible assets acquired	—	(27,674)	(3,819)	—	(31,493)
Net cash used in investing activities	(1,815)	(49,960)	(10,768)	—	(62,543)
Net decrease in revolving credit facility	(127,730)	—	—	—	(127,730)
Proceeds on issuance of debt	172,477	14,453	—	—	186,930
Retirements and repayments of debt	(4,446)	(9,262)	(103)	—	(13,811)
Payments of deferred financing costs	(8,344)	—	—	—	(8,344)
Dividends paid	(2,666)	—	—	—	(2,666)
Withholding of restricted shares for minimum tax obligation	(470)	—	—	—	(470)
Proceeds from exercise of stock options, including excess tax benefit	1,367	—	—	—	1,367
Intercompany financing and advances	64,458	(66,569)	2,111	—	—
Net cash provided by (used in) financing activities	94,646	(61,378)	2,008	—	35,276
Effect of exchange rate changes on cash and cash equivalents	—	—	359	—	359
Net change in cash and cash equivalents	144,616	(3,745)	1,869	—	142,740
Cash and cash equivalents at beginning of year	3,821	5,457	5,200	—	14,478
Cash and cash equivalents at end of year	$ 148,437	$ 1,712	$ 7,069	$—	$ 157,218

(Dollars in thousands, except per share data)

23. SELECTED CONSOLIDATING FINANCIAL STATEMENTS OF PARENT, GUARANTORS AND NON-GUARANTORS (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS:

	Fiscal year ended March 31, 2009				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net income	$ 32,613	$ 50,173	$ 5,210	$—	$ 87,996
Adjustments to reconcile net income to net cash provided by (used in) operating activities	24,796	27,780	(5,575)	—	47,001
Net cash provided by (used in) operating activities	57,409	77,953	(365)	—	134,997
Capital expenditures	(1,999)	(42,274)	(1,148)	—	(45,421)
Proceeds from sale of assets and businesses	—	878	3	—	881
Cash used for businesses and intangible assets acquired	—	(102,297)	(38,776)	—	(141,073)
Net cash used in investing activities	(1,999)	(143,693)	(39,921)	—	(185,613)
Net decrease in revolving credit facility	(66,020)	—	—	—	(66,020)
Proceeds on issuance of debt	1,400	60,616	75,000	—	137,016
Retirements and repayments of debt	(15,494)	(1,027)	—	—	(16,521)
Payments of deferred financing costs	(1,187)	—	—	—	(1,187)
Dividends paid	(2,652)	—	—	—	(2,652)
Proceeds from exercise of stock options, including excess tax benefit	1,474	—	—	—	1,474
Intercompany financing and advances	23,810	11,207	(35,017)	—	—
Net cash (used in) provided by financing activities	(58,669)	70,796	39,983	—	52,110
Effect of exchange rate changes on cash and cash equivalents	—	—	(754)	—	(754)
Net change in cash and cash equivalents	(3,259)	5,056	(1,057)	—	740
Cash and cash equivalents at beginning of year	7,080	401	6,257	—	13,738
Cash and cash equivalents at end of year	$ 3,821	$ 5,457	$ 5,200	$—	$ 14,478

(Dollars in thousands, except per share data)

24. RELATED PARTY TRANSACTIONS

The Company has commercial relationships with Wesco Aircraft Hardware Corp ("Wesco") and Sequa Corporation ("Sequa"). Wesco is a distributor of aerospace hardware and provider of inventory management services under which Wesco provides aerospace hardware to the Company pursuant to long-term contracts. Sequa is a diversified aerospace and industrial company comprised of six businesses with leading positions in niche markets. The Carlyle Group owns a majority stake in both Wesco and Sequa and is the Company's largest stockholder since the acquisition of Vought. The Carlyle Group may indirectly benefit from its economic interests in Wesco and Sequa from its contractual relationships with the Company. The total amounts paid to Wesco and Sequa pursuant to the Company's respective contracts for the fiscal year ended March 31, 2011 were approximately $35,504 and $285, respectively. The Company also had net sales to Sequa of $5,639 for the fiscal year ended March 31, 2011. As of March 31, 2011, the Company had accounts payable to Wesco and Sequa of $3,842 and $23, respectively, as well as accounts receivable of $467 from Sequa.

TRIUMPH GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except per share data)

25. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Fiscal 2011				Fiscal 2010			
	June 30(4)(5)	Sept. 30(5)	Dec. 31(5)	Mar. 31(5)	June 30	Sept. 30	Dec. 31	Mar. 31
BUSINESS SEGMENT SALES								
Aerostructures	$230,476	$578,559	$613,544	$703,461	$142,430	$139,570	$152,440	$170,983
Aerospace Systems	117,433	123,500	124,693	147,809	119,019	117,984	111,769	124,637
Aftermarket Services	59,797	68,686	74,709	69,536	57,784	57,313	51,409	58,157
Inter-segment Elimination	(1,356)	(1,686)	(2,093)	(1,720)	(3,103)	(1,728)	(2,088)	(1,796)
TOTAL SALES	$406,350	$769,059	$810,853	$919,086	$316,130	$313,139	$313,530	$351,981
GROSS PROFIT(1)	$ 98,425	$157,427	$163,300	$191,840	$ 83,030	$ 80,837	$ 75,758	$ 92,810
OPERATING INCOME								
Aerostructures	$ 36,067	$ 69,964	$ 70,606	$ 91,146	$ 23,506	$ 20,262	$ 24,201	$ 34,302
Aerospace Systems	18,348	17,149	17,436	22,359	18,339	18,824	14,889	16,017
Aftermarket Services	4,121	8,163	9,494	6,996	2,423	3,481	1,390	3,932
Corporate	(25,686)	(9,159)	(10,877)	(12,091)	(6,398)	(5,439)	(7,542)	(6,906)
TOTAL OPERATING INCOME	$ 32,850	$ 86,117	$ 86,659	$108,410	$ 37,870	$ 37,128	32,938	$ 47,345
INCOME (LOSS) FROM								
Continuing Operations	$ 11,580	$ 41,821	$ 44,980	$ 54,030	$ 21,521	$ 20,718	$ 18,053	$ 24,996
Discontinued Operations	(208)	(281)	(336)	(1,687)	(3,482)	(1,267)	(12,453)	(324)
NET INCOME	$ 11,372	$ 41,540	$ 44,644	$ 52,343	$ 18,039	$ 19,451	$ 5,600	$ 24,672
Basic Earnings (Loss) per share(2)								
Continuing Operations	$ 0.65	$ 1.74	$ 1.87	$ 2.24	$ 1.31	$ 1.26	$ 1.10	$ 1.52
Discontinued Operations	(0.01)	(0.01)	(0.01)	(0.07)	(0.21)	(0.08)	(0.76)	(0.02)
Net Income	$ 0.64	$ 1.73	$ 1.85*	$ 2.17	$ 1.10	$ 1.18	$ 0.34	$ 1.50
Diluted Earnings (Loss) per share(2)(3)								
Continuing Operations	$ 0.62	$ 1.67	$ 1.77	$ 2.11	$ 1.30	$ 1.25	$ 1.08	$ 1.49
Discontinued Operations	(0.01)	(0.01)	(0.01)	(0.07)	(0.21)	(0.08)	(0.75)	(0.02)
Net Income	$ 0.61	$ 1.66	$ 1.75*	$ 2.04	$ 1.09	$ 1.17	$ 0.34*	$ 1.47

* Difference due to rounding.

(1) Gross profit includes depreciation.

(2) The sum of the earnings for Continuing Operations and Discontinued Operations does not necessarily equal the earnings for the quarter due to rounding.

(3) The sum of the diluted earnings per share for the four quarters does not necessarily equal the total year diluted earnings per share due to the dilutive effect of the potential common shares related to the convertible debt.

(4) Includes the results of Vought from June 16, 2010 through June 30, 2010.

(5) Includes acquisition and integration expenses of $17,367, $1,283, $1,000 and $1,252, respectively.

(Dollars in thousands, except per share data)

26. SUBSEQUENT EVENTS

On April 5, 2011, the Company amended the Credit Facility with its lenders to (i) increase the availability under the Credit Facility to $850,000, with a $50,000 accordion feature, from $535,000, (ii) extend the maturity date to April 5, 2016 and (iii) amend certain other terms and covenants. The amendment results in a more favorable pricing grid and a more streamlined package of covenants and restrictions. Using the availability under the Credit Facility, the Company immediately extinguished the Term Loan at face value of $350,000, plus accrued interest. The Company expects to record a pretax loss of approximately $7,700 associated with these transactions during the first quarter of fiscal 2012 due to the write-off of our unamortized discounts and deferred financing fees on the Term Loan.

In March 2011, the Company received notice of conversion from holders of $27,903 in principal value of the Notes. These conversions were settled in the first quarter of fiscal 2012 with the principal and accrued but unpaid interest settled in cash and the conversion benefit settled through the issuance of 182,673 shares.

TRIUMPH GROUP, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(Dollars in thousands)

	Balance at beginning of year	Additions charged to expense	Additions(1)	(Deductions)(2)	Balance at end of year
For year ended March 31, 2011:					
Allowance for doubtful accounts receivable	$4,276	152	16	(1,248)	$3,196
For year ended March 31, 2010:					
Allowance for doubtful accounts receivable	$5,641	773	699	(2,837)	$4,276
For year ended March 31, 2009:					
Allowance for doubtful accounts receivable	$4,723	2,406	246	(1,734)	$5,641

(1) Additions consist of trade and other receivable recoveries, miscellaneous adjustments and amounts recorded in conjunction with the acquisitions of Fabritech, DCL, Merritt, Saygrove, KA, and Mexmil.

(2) Deductions represent write-offs of related account balances.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of March 31, 2011, we completed an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2011.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Triumph Group, Inc. ("Triumph") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Triumph's internal control system over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate.

Triumph's management assessed the effectiveness of Triumph's internal control over financial reporting as of March 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on management's assessment and those criteria, management believes that Triumph maintained effective internal control over financial reporting as of March 31, 2011.

Triumph's independent registered public accounting firm, Ernst & Young LLP, has audited the Company's effectiveness of Triumph's internal control over financial reporting. This report appears on page 137.

/s/ RICHARD C. ILL

Richard C. Ill
Chairman and Chief Executive Officer

/s/ M. DAVID KORNBLATT

M. David Kornblatt
Executive Vice President,
Chief Financial Officer & Treasurer

/s/ KEVIN E. KINDIG

Kevin E. Kindig
Vice President and Controller

May 17, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Triumph Group, Inc.

We have audited Triumph Group, Inc.'s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Triumph Group Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Triumph Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Triumph Group, Inc., as of March 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2011 of Triumph Group, Inc. and our report dated May 17, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 17, 2011

Changes in Internal Control Over Financial Reporting

In addition to management's evaluation of disclosure controls and procedures as discussed above, we continue to review and enhance our policies and procedures for internal control over financial reporting.

We have developed and implemented a formal set of internal controls and procedures for financial reporting in accordance with the SEC's rules regarding management's report on internal controls. As a result of continued review and testing by management and by our internal and independent auditors, additional changes may be made to our internal controls and procedures. However, we did not make any changes to our internal control over financial reporting in our fourth quarter of fiscal 2011 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required for directors is incorporated herein by reference to our definitive Proxy Statement for our 2011 Annual Meeting of Stockholders, which shall be filed within 120 days after the end of our fiscal year (the "2011 Proxy Statement"). Information required by this item concerning executive officers is included in Part I of this Annual Report on Form 10-K.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required regarding Section 16(a) beneficial ownership reporting compliance is incorporated herein by reference to the 2011 Proxy Statement.

Code of Business Conduct

The information required regarding our Code of Business Conduct is incorporated herein by reference to the 2011 Proxy Statement.

Stockholder Nominations

The information required with respect to any material changes to the procedures by which stockholders may recommend nominees to the Company's board of directors is incorporated herein by reference to the 2011 Proxy Statement.

Audit Committee and Audit Committee Financial Expert

The information required with respect to the Audit Committee and Audit Committee financial experts is incorporated herein by reference to the 2011 Proxy Statement.

Item 11. Executive Compensation

The information required regarding executive compensation is incorporated herein by reference to the 2011 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this item is incorporated herein by reference to the 2011 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this item is incorporated herein by reference to the 2011 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required under this item is incorporated herein by reference to the 2011 Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements

(1) The following consolidated financial statements are included in Item 8 of this report:

Triumph Group, Inc.	Page
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	65
Consolidated Balance Sheets as of March 31, 2011 and 2010	66
Consolidated Statements of Income for the Fiscal Years Ended March 31, 2011, 2010 and 2009	67
Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended March 31, 2011, 2010 and 2009	68
Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2011, 2010 and 2009	69
Consolidated Statements of Comprehensive Income for the Fiscal Years Ended March 31, 2011, 2010 and 2009	70
Notes to Consolidated Financial Statements	71

(2) The following financial statement schedule is included in this report:

	Page
Schedule II—Valuation and Qualifying Accounts	134

All other schedules have been omitted as not applicable or because the information is included elsewhere in the Consolidated Financial Statements or notes thereto.

(3) The following is a list of exhibits. Where so indicated by footnote, exhibits which were previously filed are incorporated by reference.

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and among Triumph Group, Inc., Vought Aircraft Industries, Inc., Spitfire Merger Corporation and TC Group, L.L.C., as the Holder Representative March 23, 2010.(14)
3.1	Amended and Restated Certificate of Incorporation of Triumph Group, Inc.(1)

Exhibit Number	Description
3.2	Bylaws of Triumph Group, Inc.(2)
4.1	Form of certificate evidencing Common Stock of Triumph Group, Inc.(2)
4.2	Indenture, dated as of September 18, 2006, between Triumph Group, Inc. and The Bank of New York Trust Company, N.A. relating to the 2.625% Convertible Senior Subordinated Notes Due 2026.(3)
4.3	Form of the 2.625% Convertible Senior Subordinated Note Due 2026. (Included as Exhibit A to Exhibit 4.2).(3)
4.4	Registration Rights Agreement, dated as of September 18, 2006, between Triumph Group, Inc. and Banc of America Securities LLC.(3)
4.5	Indenture, dated as of November 16, 2009, between Triumph Group, Inc. and U.S. Bank National Association, as trustee, relating to the 8% Senior Subordinated Notes due 2017.(15)
4.6	Form of 8% Senior Subordinated Notes due 2017.(15)
4.7	Registration Rights Agreement, dated November 16, 2009, by and among Triumph Group, Inc., the Guarantors party thereto, and the other parties thereto.(15)
4.8	Indenture, dated as of June 16, 2010, between Triumph Group, Inc. and U.S. Bank National Association, as trustee, relating to the 8.625% Senior Subordinated Notes Due 2018.(16)
4.9	Registration Rights Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., RBC Capital Markets Corporation, UBC Securities LLC, PNC Capital Markets LLC, BB&T Capital Markets, a division of Scott & Stringfellow LLC and US Bancorp Investments Inc.(16)
10.1	Amended and Restated Directors' Stock Incentive Plan.(4)
10.2	Form of Deferred Stock Unit Award Agreement under the Amended and Restated Directors' Stock Incentive Plan.(4)
10.3#	2004 Stock Incentive Plan.(5)
10.4	Credit Agreement dated May 10, 2010 by and among Triumph Group, Inc., PNC Bank National Association, as Administrative Agent, Sovereign Bank, as Documentation Agent, Citizens Bank of Pennsylvania and U.S. Bank National Association, as Syndication Agent, and JPMorgan Chase Bank, N.A., Royal Bank of Canada, Branch Bank & Trust Company and Manufacturers and Traders Trust Company, in their capacity as managing agents for the Banks.(6)
10.5#	Triumph Group, Inc. Supplemental Executive Retirement Plan effective January 1, 2003.(9)
10.6	Compensation for the non-employee members of the Board of Directors of Triumph Group, Inc.(4)
10.7#	Form of Stock Award Agreement under the 2004 Stock Incentive Plan.(10)
10.8#	Form of letter confirming Stock Award Agreement under the 2004 Stock Incentive Plan.(10)
10.9#	Description of the Triumph Group, Inc. Annual Cash Bonus Plan.(11)
10.10#	Change of Control Employment Agreement with: Richard C. Ill, M. David Kornblatt, John B. Wright, II and Kevin E. Kindig.(12)
10.11#	Restricted Stock Award Agreement for M. David Kornblatt.(13)

Exhibit Number	Description
10.12	Form of Receivables Purchase Agreement, by and among the Triumph Group, Inc., as Initial Servicer, Triumph Receivables, LLC, as Seller, the various Purchasers and Purchase Agents from time to time party thereto and PNC National Association, as Administrative Agent.(8)
10.13	Stockholders Agreement, dated as of March 23, 2010, among Triumph Group, Inc., Carlyle Partners III, L.P., Carlyle Partners II, L.P., Carlyle International Partners II, L.P., Carlyle-Aerostructures Partners, L.P., CHYP Holdings, L.L.C., Carlyle-Aerostructures Partners II, L.P., CP III Coinvestment, L.P., C/S International Partners, Carlyle-Aerostructures International Partners, L.P., Carlyle-Contour Partners, L.P., Carlyle SBC Partners II, L.P., Carlyle International Partners III, L.P., Carlyle-Aerostructures Management, L.P., Carlyle-Contour International Partners, L.P., Carlyle Investment Group, L.P. and TC Group, L.L.C.(14)
10.14	Form of Amended and Restated Credit Agreement, dated as of April 5, 2011, by and among Triumph Group, Inc., substantially all of its domestic subsidiaries and certain of its foreign subsidiaries, PNC Bank National Association, as Administrative Agent, the lenders party thereto, PNC Capital Markets LLC, RBS Securities Inc., J.P. Morgan Securities, LLC and RBC Capital Markets, as Joint Lead Arrangers, Citizens Bank of Pennsylvania, JPMorgan Chase Bank, N.A. and Royal Bank of Canada, as Syndication Agents, U.S. Bank National Association, Sovereign Bank, Manufacturers and Traders Trust Company and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as Documentation Agents.(7)
10.15	Guarantee and Collateral Agreement, dated as of June 16, 2010, made by Triumph Group, Inc. in favor of PNC Bank, National Association, as Administrative and Collateral Agent for the other Secured Parties.(16)
10.16	Intercreditor Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., PNC Bank National Association and Royal Bank of Canada.(16)
10.17	First Amendment to the May 10, 2010 Credit Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., PNC Bank, National Association, as Administrative Agent, Sovereign Bank, as Documentation Agent, Citizens Bank of Pennsylvania and U.S. Bank National Association, as Syndication Agents, and JPMorgan Chase Bank, N.A., Royal Bank of Canada, Branch Bank & Trust Company and Manufacturers and Traders Trust Company, in their capacity as managing agents for the Banks.(16)
10.18	Credit Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., Royal Bank of Canada as Administrative Agent, RBC Capital Markets as Lead Arranger, RBC Capital Markets, PNC Bank, National Association and Citizens Bank of Pennsylvania as Joint Bookrunners, Citizens Bank of Pennsylvania and U.S. Bank National Association, as Documentation Agents and PNC Bank, National Association, as Syndication Agent.(16)
10.19	Guarantee and Collateral Agreement, dated as of June 16, 2010, made by Triumph Group, Inc. in favor of Royal Bank of Canada, as Administrative Agent.(16)
10.20	Third Amendment to Receivables Purchase Agreement, dated as of June 21, 2010, by and among Triumph Receivables LLC, Triumph Group, Inc., Market Street Funding LLC and PNC Bank, National Association.(17)
10.21	Triumph Group, Inc. Executive Incentive Plan, effective September 28, 2010.(18)
10.22*#	Form of letter informing Triumph Group, Inc. executives they are eligible to participate in the Company's Long Term Incentive Plan.

Exhibit Number	Description
10.23*#	Form of letter informing Triumph Group, Inc. executives they have earned an award under the Company's Long Term Incentive Plan and the amount of the award.
10.24*#	Change of Control Employment Agreement with Jeffry Frisby.
21.1*	Subsidiaries of Triumph Group, Inc.
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1*	Principal Executive Officer Certification Required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
31.2*	Principal Financial Officer Certification Required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
32.1*	Principal Executive Officer Certification Required by Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
32.2*	Principal Financial Officer Certification Required by Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
101*	The following financial information from Triumph Group, Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2011 formatted in XBRL: (i) Consolidated Balance Sheets as of March 31, 2011 and 2010; (ii) Consolidated Statements of Income for the fiscal years ended March 31, 2011, 2010 and 2009; (iii) Consolidated Statements of Stockholders' Equity for the fiscal years ended March 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2011, 2010 and 2009; (v) Consolidated Statements of Comprehensive Income for the fiscal years ended March 31, 2011, 2010 and 2009; and (vi) Notes to the Consolidated Financial Statements.

(1) Incorporated by reference to our Proxy Statement on Schedule 14A for the 2008 Annual Meeting of Stockholders.

(2) Incorporated by reference to our Current Report on Form 8-K filed on July 28, 2009.

(3) Incorporated by reference to our Current Report on Form 8-K filed on September 22, 2006.

(4) Incorporated by reference to our Current Report on Form 8-K filed on August 1, 2006.

(5) Incorporated by reference to our Proxy Statement on Schedule 14A for the 2004 Annual Meeting of Stockholders.

(6) Incorporated by reference to our Annual Report on Form 10-K for the year ended March 31, 2010.

(7) Incorporated by reference to our Current Report on Form 8-K filed on April 11, 2011.

(8) Incorporated by reference to our Current Report on Form 8-K filed on August 12, 2008.

(9) Incorporated by reference to our Annual Report on Form 10-K for the year ended March 31, 2003.

(10) Incorporated by reference to our Annual Report on Form 10-K for the year ended March 31, 2009.

(11) Incorporated by reference to our Current Report on Form 8-K filed on July 31, 2007.

(12) Incorporated by reference to our Current Report on Form 8-K filed on March 13, 2008

(13) Incorporated by reference to our Current Report on Form 8-K filed on June 14, 2007.

(14) Incorporated by reference to our Current Report on Form 8-K filed on March 23, 2010.

(15) Incorporated by reference to our Current Report on Form 8-K filed on November 19, 2009.

(16) Incorporated by reference to our Current Report on Form 8-K filed on June 22, 2010.

(17) Incorporated by reference to our Current Report on Form 8-K filed on June 25, 2010.

(18) Incorporated by reference to our Current Report on Form 8-K filed on November 5, 2010.

* Filed herewith.

Compensation plans and arrangements for executives and others.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

TRIUMPH GROUP, INC.

Dated: May 17, 2011

By: /s/ RICHARD C. ILL

Richard C. Ill
Chairman and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD C. ILL Richard C. Ill	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	May 17, 2011
/s/ M. DAVID KORNBLATT M. David Kornblatt	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	May 17, 2011
/s/ KEVIN E. KINDIG Kevin E. Kindig	Vice President and Controller (Principal Accounting Officer)	May 17, 2011
Paul Bourgon	Director	May 17, 2011
/s/ ELMER L. DOTY Elmer L. Doty	Director	May 17, 2011
/s/ RALPH E. EBERHART Ralph E. Eberhart	Director	May 17, 2011
/s/ RICHARD C. GOZON Richard C. Gozon	Director	May 17, 2011
/s/ CLAUDE F. KRONK Claude F. Kronk	Director	May 17, 2011
/s/ ADAM J. PALMER Adam J. Palmer	Director	May 17, 2011
/s/ GEORGE SIMPSON George Simpson	Director	May 17, 2011
/s/ JOSEPH M. SILVESTRI Joseph M. Silvestri	Director	May 17, 2011

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and among Triumph Group, Inc., Vought Aircraft Industries, Inc., Spitfire Merger Corporation and TC Group, L.L.C., as the Holder Representative March 23, 2010.(14)
3.1	Amended and Restated Certificate of Incorporation of Triumph Group, Inc.(1)
3.2	Bylaws of Triumph Group, Inc.(2)
4.1	Form of certificate evidencing Common Stock of Triumph Group, Inc.(2)
4.2	Indenture, dated as of September 18, 2006, between Triumph Group, Inc. and The Bank of New York Trust Company, N.A. relating to the 2.625% Convertible Senior Subordinated Notes Due 2026.(3)
4.3	Form of the 2.625% Convertible Senior Subordinated Note Due 2026. (Included as Exhibit A to Exhibit 4.2).(3)
4.4	Registration Rights Agreement, dated as of September 18, 2006, between Triumph Group, Inc. and Banc of America Securities LLC.(3)
4.5	Indenture, dated as of November 16, 2009, between Triumph Group, Inc. and U.S. Bank National Association, as trustee, relating to the 8% Senior Subordinated Notes due 2017.(15)
4.6	Form of 8% Senior Subordinated Notes due 2017.(15)
4.7	Registration Rights Agreement, dated November 16, 2009, by and among Triumph Group, Inc., the Guarantors party thereto, and the other parties thereto.(15)
4.8	Indenture, dated as of June 16, 2010, between Triumph Group, Inc. and U.S. Bank National Association, as trustee, relating to the 8.625% Senior Subordinated Notes Due 2018.(16)
4.9	Registration Rights Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., RBC Capital Markets Corporation, UBC Securities LLC, PNC Capital Markets LLC, BB&T Capital Markets, a division of Scott & Stringfellow LLC and US Bancorp Investments Inc.(16)
10.1	Amended and Restated Directors' Stock Incentive Plan.(4)
10.2	Form of Deferred Stock Unit Award Agreement under the Amended and Restated Directors' Stock Incentive Plan.(4)
10.3#	2004 Stock Incentive Plan.(5)
10.4	Credit Agreement dated May 10, 2010 by and among Triumph Group, Inc., PNC Bank National Association, as Administrative Agent, Sovereign Bank, as Documentation Agent, Citizens Bank of Pennsylvania and U.S. Bank National Association, as Syndication Agent, and JPMorgan Chase Bank, N.A., Royal Bank of Canada, Branch Bank & Trust Company and Manufacturers and Traders Trust Company, in their capacity as managing agents for the Banks.(6)
10.5#	Triumph Group, Inc. Supplemental Executive Retirement Plan effective January 1, 2003.(9)
10.6	Compensation for the non-employee members of the Board of Directors of Triumph Group, Inc.(4)
10.7#	Form of Stock Award Agreement under the 2004 Stock Incentive Plan.(10)

Exhibit Number	Description
10.8#	Form of letter confirming Stock Award Agreement under the 2004 Stock Incentive Plan.(10)
10.9#	Description of the Triumph Group, Inc. Annual Cash Bonus Plan.(11)
10.10#	Change of Control Employment Agreement with: Richard C. Ill, M. David Kornblatt, John B. Wright, II and Kevin E. Kindig.(12)
10.11#	Restricted Stock Award Agreement for M. David Kornblatt.(13)
10.12	Form of Receivables Purchase Agreement, by and among the Triumph Group, Inc., as Initial Servicer, Triumph Receivables, LLC, as Seller, the various Purchasers and Purchase Agents from time to time party thereto and PNC National Association, as Administrative Agent.(8)
10.13	Stockholders Agreement, dated as of March 23, 2010, among Triumph Group, Inc., Carlyle Partners III, L.P., Carlyle Partners II, L.P., Carlyle International Partners II, L.P., Carlyle—Aerostructures Partners, L.P., CHYP Holdings, L.L.C., Carlyle—Aerostructures Partners II, L.P., CP III Coinvestment, L.P., C/S International Partners, Carlyle—Aerostructures International Partners, L.P., Carlyle—Contour Partners, L.P., Carlyle SBC Partners II, L.P., Carlyle International Partners III, L.P., Carlyle—Aerostructures Management, L.P., Carlyle—Contour International Partners, L.P., Carlyle Investment Group, L.P. and TC Group, L.L.C.(14)
10.14	Form of Amended and Restated Credit Agreement, dated as of April 5, 2011, by and among Triumph Group, Inc., substantially all of its domestic subsidiaries and certain of its foreign subsidiaries, PNC Bank National Association, as Administrative Agent, the lenders party thereto, PNC Capital Markets LLC, RBS Securities Inc., J.P. Morgan Securities, LLC and RBC Capital Markets, as Joint Lead Arrangers, Citizens Bank of Pennsylvania, JPMorgan Chase Bank, N.A. and Royal Bank of Canada, as Syndication Agents, U.S. Bank National Association, Sovereign Bank, Manufacturers and Traders Trust Company and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as Documentation Agents.(7)
10.15	Guarantee and Collateral Agreement, dated as of June 16, 2010, made by Triumph Group, Inc. in favor of PNC Bank, National Association, as Administrative and Collateral Agent for the other Secured Parties.(16)
10.16	Intercreditor Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., PNC Bank National Association and Royal Bank of Canada.(16)
10.17	First Amendment to the May 10, 2010 Credit Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., PNC Bank, National Association, as Administrative Agent, Sovereign Bank, as Documentation Agent, Citizens Bank of Pennsylvania and U.S. Bank National Association, as Syndication Agents, and JPMorgan Chase Bank, N.A., Royal Bank of Canada, Branch Bank & Trust Company and Manufacturers and Traders Trust Company, in their capacity as managing agents for the Banks.(16)
10.18	Credit Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., Royal Bank of Canada as Administrative Agent, RBC Capital Markets as Lead Arranger, RBC Capital Markets, PNC Bank, National Association and Citizens Bank of Pennsylvania as Joint Bookrunners, Citizens Bank of Pennsylvania and U.S. Bank National Association, as Documentation Agents and PNC Bank, National Association, as Syndication Agent.(16)
10.19	Guarantee and Collateral Agreement, dated as of June 16, 2010, made by Triumph Group, Inc. in favor of Royal Bank of Canada, as Administrative Agent.(16)

Exhibit Number	Description
10.20	Third Amendment to Receivables Purchase Agreement, dated as of June 21, 2010, by and among Triumph Receivables LLC, Triumph Group, Inc., Market Street Funding LLC and PNC Bank, National Association.(17)
10.21	Triumph Group, Inc. Executive Incentive Plan, effective September 28, 2010.(18)
10.22*#	Form of letter informing Triumph Group, Inc. executives they are eligible to participate in the Company's Long Term Incentive Plan.
10.23*#	Form of letter informing Triumph Group, Inc. executives they have earned an award under the Company's Long Term Incentive Plan and the amount of the award.
10.24*#	Change of Control Employment Agreement with Jeffry Frisby.
21.1*	Subsidiaries of Triumph Group, Inc.
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1*	Principal Executive Officer Certification Required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
31.2*	Principal Financial Officer Certification Required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
32.1*	Principal Executive Officer Certification Required by Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
32.2*	Principal Financial Officer Certification Required by Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
101*	The following financial information from Triumph Group, Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2011 formatted in XBRL: (i) Consolidated Balance Sheets as of March 31, 2011 and 2010; (ii) Consolidated Statements of Income for the fiscal years ended March 31, 2011, 2010 and 2009; (iii) Consolidated Statements of Stockholders' Equity for the fiscal years ended March 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2011, 2010 and 2009; (v) Consolidated Statements of Comprehensive Income for the fiscal years ended March 31, 2011, 2010 and 2009; and (vi) Notes to the Consolidated Financial Statements.

(1) Incorporated by reference to our Proxy Statement on Schedule 14A for the 2008 Annual Meeting of Stockholders.

(2) Incorporated by reference to our Current Report on Form 8-K filed on July 28, 2009.

(3) Incorporated by reference to our Current Report on Form 8-K filed on September 22, 2006.

(4) Incorporated by reference to our Current Report on Form 8-K filed on August 1, 2006.

(5) Incorporated by reference to our Proxy Statement on Schedule 14A for the 2004 Annual Meeting of Stockholders.

(6) Incorporated by reference to our Annual Report on Form 10-K for the year ended March 31, 2010.

(7) Incorporated by reference to our Current Report on Form 8-K filed on April 11, 2011.

(8) Incorporated by reference to our Current Report on Form 8-K filed on August 12, 2008.

(9) Incorporated by reference to our Annual Report on Form 10-K for the year ended March 31, 2003.

(10) Incorporated by reference to our Annual Report on Form 10-K for the year ended March 31, 2009.

(11) Incorporated by reference to our Current Report on Form 8-K filed on July 31, 2007.

(12) Incorporated by reference to our Current Report on Form 8-K filed on March 13, 2008.

(13) Incorporated by reference to our Current Report on Form 8-K filed on June 14, 2007.

(14) Incorporated by reference to our Current Report on Form 8-K filed on March 23, 2010.

(15) Incorporated by reference to our Current Report on Form 8-K filed on November 19, 2009.

(16) Incorporated by reference to our Current Report on Form 8-K filed on June 22, 2010.

(17) Incorporated by reference to our Current Report on Form 8-K filed on June 25, 2010.

(18) Incorporated by reference to our Current Report on Form 8-K filed on November 5, 2010.

* Filed herewith.

\# Compensation plans and arrangements for executives and others.

Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1) Registration Statements (Form S-8 No. 333-36957 and Form S-8 No. 333-50056) pertaining to the 1996 Stock Option Plan of Triumph Group, Inc.;
2) Registration Statements (Form S-8 No. 333-81665 and Form S-8 No. 333-134861) pertaining to the Amended and Restated Directors' Stock Incentive Plan of Triumph Group, Inc.;
3) Registration Statement (Form S-8 No. 333-125888) pertaining to the 2004 Stock Incentive Plan of Triumph Group, Inc.,

of our reports dated May 17, 2011, with respect to the consolidated financial statements and schedule of Triumph Group, Inc. and the effectiveness of internal control over financial reporting of Triumph Group, Inc., included in this Annual Report (Form 10-K) of Triumph Group, Inc. for the year ended March 31, 2011.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
May 17, 2011

(This page has been left blank intentionally.)

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934

I, Richard C. Ill, certify that:

1. I have reviewed this annual report on Form 10-K of Triumph Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: May 17, 2011

/s/ RICHARD C. ILL

Richard C. Ill
Chairman and Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934

I, M. David Kornblatt, certify that:

1. I have reviewed this annual report on Form 10-K of Triumph Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: May 17, 2011

/s/ M. DAVID KORNBLATT

M. David Kornblatt
Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Triumph Group, Inc. (the "Company") on Form 10-K for the year ended March 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard C. Ill, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ RICHARD C. ILL

Richard C. Ill
Chairman and Chief Executive Officer
(Principal Executive Officer)
May 17, 2011

A signed original of this written statement required by Section 906 has been provided to Triumph Group, Inc. and will be retained by Triumph Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Triumph Group, Inc. (the "Company") on Form 10-K for the year ended March 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, M. David Kornblatt, Executive Vice President, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ M. DAVID KORNBLATT

M. David Kornblatt
Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
May 17, 2011

A signed original of this written statement required by Section 906 has been provided to Triumph Group, Inc. and will be retained by Triumph Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.